As filed with the Securities and Exchange Commission on September 26, 2007

Registration No.	333-
811-06564

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No.

Post-Effective Amendment No.

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 41

SEPARATE ACCOUNT VA CC

(Name of Registrant)

Peoples Benefit Life Insurance Company Separate Account V

(Former Name of Registrant)

MONUMENTAL LIFE INSURANCE COMPANY

(Name of Depositor)

Peoples Benefit Life Insurance Company

(former Name of Depositor)

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499-0001

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8330

Darin D. Smith, Esq.

Monumental Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Copy to:

Frederick R. Bellamy, Esq.

Sutherland, Asbill and Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004-2415

Title of Securities Being Registered: Flexible Premium Variable Annuity Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus and Statement of Additional Information for the Marquee Variable Annuity (B Units) are hereby incorporated by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (33-79502; 811-06564) filed on April 30, 1999. The Prospectus and Statement of Additional Information for the Marquee Variable Annuity (A Units) are hereby incorporated by reference to the Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (33-79502) filed on April 30, 1997.

MARQUEE VARIABLE ANNUITY UNITS A

Issued by

Monumental Life Insurance Company

(Formerly issued by Peoples Benefit Life Insurance Company)

Supplement Dated October 1, 2007

to the

Prospectus dated April 30, 1997

Peoples Benefit Life Insurance Company was merged with and into Monumental Life Insurance Company on or about October 1, 2007. Monumental Life Insurance Company was incorporated under the laws of the State of Maryland on March 5, 1858 and redomesticated to the State of Iowa effective April 1, 2007. It is engaged in the sale of life and health insurance and annuity contracts. Monumental is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Monumental is licensed in all states, except New York. Monumental is also licensed in the District of Columbia, Guam and Puerto Rico.

Effective October 1, 2007 Peoples Benefit Life Insurance Company Separate Account V changed its name to Separate Account VA CC.

Peoples Benefit Life Insurance Company and Monumental Life Insurance Company are affiliates. Please note that the merger will not affect your rights under your contract, there are no income tax consequences for you due to the merger, and you will not be charged any additional fees or expenses as a result of the merger. You may contact Monumental Life Insurance Company at (800) 525-6205.

The following hereby amends and to the extent inconsistent replaces, the corresponding Fee Table and Examples of the prospectus:

ANNUITY CONTRACT FEE TABLE AND EXPENSE EXAMPLES(1)

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the A Unit Contracts. The first table describes the fees and expenses that you will pay at the time that you buy the Contracts, surrender the Contracts, or transfer cash value between investment choices. State premium taxes may also be deducted, and excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account.

Contract Owner Transaction Expenses:
Sales Load Imposed On Purchase (under $100,000)	5.75	%(2)
Contingent Deferred Sales Load (surrender Charge)	None
Exchange Fee	None

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contracts, not including portfolio fees and expenses.

Separate Account Annual Expenses
Annual Contract Fee	$30
Mortality and Expense Risk Charge (as a percent of assets in the Separate Account)	0.65%
Administrative Charge	0.15%
Total Separate Account Annual Expenses	0.80	%(3)

The next item shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2006 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Portfolio Annual Operating Expenses:
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.33%	1.05%

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, Contract fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2006, and the base Contract. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example	1 Year	3 Years	5 Years	10 Years
If the Contract is surrendered at the end of the applicable time period.	$762	$578	$888	$1765
If the Contract is annuitized at the end of the applicable time period or if you do not surrender your Contract.	$762	$578	$888	$1765

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

(1)	The fee table applies only to the accumulation phase. During the income phase the fees may be different than those described in the Fee Table.

(2)	A Unit Contract purchases of $100,000 or more will carry a reduced sales load, see “Charged and Deductions,” page 15.

(3)	Separate Account Annual Expenses are not charged against the General Account Guaranteed Options.

2

The following hereby amends, and to the extent inconsistent replaces, the corresponding Condensed Financial Information in the prospectus:

CONDENSED FINANCIAL INFORMATION

(For the period December 31, 1996 – December 31, 2006)

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

0.80%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Fidelity – VIP Asset Manager – Initial Class Subaccount Inception Date July 20, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	20.077545 19.451051 18.590377 15.883882 17.542071 18.437302 19.344446 17.552312 15.378423 12.848532	$ $ $ $ $ $ $ $ $ $	21.376088 20.077545 19.451051 18.590377 15.883882 17.542071 18.437302 19.344446 17.552312 15.378423	6,916.274 6,919.365 11,373.990 12,410.138 12,410.138 17,122.163 20,187.586 16,255.372 16,815.106 14,006.900
Fidelity – VIP Equity-Income – Initial Class Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	27.858209 26.524667 23.973382 18.541408 22.503508 23.867424 22.189539 21.035549 18.995496 14.946734	$ $ $ $ $ $ $ $ $ $	33.218814 27.858209 26.524667 23.973382 18.541408 22.503508 23.867424 22.189539 21.035549 18.995496	5,881.160 2,385.171 2,639.208 3,297.526 3,297.526 8,590.601 29,726.102 43,907.545 58,545.651 53,083.742
Fidelity – VIP Growth – Initial Class Subaccount Inception Date August 1, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	26.745009 25.480796 24.845837 18.851873 27.187891 33.280805 37.684393 27.638599 19.972797 16.304637	$ $ $ $ $ $ $ $ $ $	28.350850 26.745009 25.480796 24.845837 18.851873 27.187891 33.280805 37.684393 27.638599 19.972797	5,759.627 6,909.849 9,937.181 11,038.368 11,038.368 16,471.530 22,659.883 27,445.836 30,755.012 32,078.131
Fidelity – VIP Money Market – Initial Class Subaccount Inception Date July 20, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	14.409570 14.096640 14.039836 14.012136 13.888859 13.437237 12.741462 12.211060 11.669906 11.151373	$ $ $ $ $ $ $ $ $ $	14.993603 14.409570 14.096640 14.039836 14.012136 13.888859 13.437237 12.741462 12.211060 11.669906	124,360.768 121,882.518 143,310.477 158,845.821 158,845.821 246,074.870 177,489.118 61,359.416 49,858.809 43,765.483
Dreyfus VIF – Growth and Income Portfolio – Initial Class Subaccount Inception Date September 26, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	25.014944 24.396728 22.883529 18.224193 24.601173 26.338964 27.592418 23.795353 21.451862 18.607568	$ $ $ $ $ $ $ $ $ $	28.418487 25.014944 24.396728 22.883529 18.224193 24.601173 26.338964 27.592418 23.795353 21.451862	10,274.458 15,947.281 16,520.147 19,118.030 19,118.030 22,545.645 33,999.362 39,170.558 42,532.046 55,957.309

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0.80%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Dreyfus VIF – Quality Bond Portfolio Initial Class Subaccount Inception Date November 18, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	19.011018 18.699228 18.235045 17.515252 16.383204 15.479307 14.031358 14.118744 13.491190 12.429340	$ $ $ $ $ $ $ $ $ $	19.658898 19.011018 18.699228 18.235045 17.515252 16.383204 15.479307 14.031358 14.118744 13.491190	2,399.759 2,402.453 6,208.207 6,211.528 6,211.528 11,573.455 6,443.151 5,926.721 11,702.245 15,460.778
T. Rowe Price Equity Income Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	32.129779 31.163881 27.335555 21.955488 25.474140 25.308409 22.565710 21.930687 20.268252 15.855902	$ $ $ $ $ $ $ $ $ $	37.921901 32.129779 31.163881 27.335555 21.955488 25.474140 25.308409 22.565710 21.930687 20.268252	7,381.242 3,427.090 7,152.879 8,267.064 8,267.064 11,112.911 25,175.328 31,857.035 32,762.010 29,710.834
T. Rowe Price International Stock Portfolio Subaccount Inception Date August 1, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	16.187374 14.061735 12.458530 9.621300 11.869544 15.382180 18.871410 14.268049 12.413960 12.138249	$ $ $ $ $ $ $ $ $ $	19.125257 16.187374 14.061735 12.458530 9.621300 11.869544 15.382180 18.871410 14.268049 12.413960	10,540.018 10,221.357 14,047.614 15,817.267 15,817.267 19,137.236 15,323.115 41,756.336 45,476.282 55,095.655
T. Rowe Price New America Growth Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	23.359705 22.537902 20.488672 15.286262 21.494110 24.578213 27.719216 24.781268 21.079038 17.543313	$ $ $ $ $ $ $ $ $ $	24.873822 23.359705 22.537902 20.488672 15.286262 21.494110 24.578213 27.719216 24.781268 21.079038	1,538.739 1,461.750 2,194.897 3,607.471 3,607.471 6,764.070 15,323.115 21,137.952 22,954.059 24,836.299
OpCap Managed Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	27.306948 26.144312 23.792304 19.697853 23.888372 25.323776 23.259708 22.330075 21.012542 17.319782	$ $ $ $ $ $ $ $ $ $	29.705611 27.306948 26.144312 23.792304 19.697853 23.888372 25.323776 23.259708 22.330075 21.012542	6,414.549 8,384.212 11,978.369 14,295.107 14,295.107 15,699.152 18,135.818 23,304.991 41,520.084 37,583.723
OpCap Small Cap Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	28.823617 29.037092 24.829865 17.544886 22.568348 21.000206 14.681760 15.075500 16.704191 13.774689	$ $ $ $ $ $ $ $ $ $	35.482433 28.823617 29.037092 24.829865 17.544886 22.568348 21.000206 14.681760 15.075500 16.704191	6,787.809 10,748.806 10,692.375 11,217.107 11,217.107 15,174.896 28,440.418 32,036.729 36,866.539 46,702.030

4

The following hereby amends and to the extent inconsistent replaces, FINANCIAL STATEMENTS of the prospectus:

The audited statutory-basis financial statements of the Company and the financial statements of the Separate Account (as well as the Independent Registered Public Accounting Firms’ Reports thereon) are contained in the Statement of Additional Information.

The following hereby amends and to the extent inconsistent replaces, CHARGES AND DEDUCTIONS of the prospectus:

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive two types of payments:

•

Rule 12b-1 Fees. Effective on or about May 1, 2007 our affiliate Transamerica Capital, Inc. (“TCI”) replaced our affiliate AFSG Securities Corporation as principal underwriter for the contracts. TCI receives some or all of the 12b-1 fees from the funds. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.10% to 0.25% of the average daily assets of the certain portfolios attributable to the Contracts and to certain other variable insurance products that we and our affiliates issue.

•

Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, sub-adviser, administrator and/or distributor (or affiliates thereof) of the Portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment advisor or sub-advisor receives from the advisory fee deducted from Portfolio assets. Contract owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is based on a percentage of the assets of the particular Portfolios attributable to the Contract and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Monumental and TCI

Fund	Maximum Fee % of assets(1)
Fidelity Variable Insurance Products Fund	0.10%
Dreyfus Variable Investment Fund	0.30%
T. Rowe Price International Series, Inc.	0.15%
T. Rowe Price Equity Series, Inc.	0.15%

(1)

Payments are based on a percentage of the average assets of each Portfolio owned by the subaccounts available under this Contract and under certain other variable insurance products offered by our affiliates and us. We may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we provide.

Proceeds from certain of these payments by the Portfolios, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the contract, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the Portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Contracts, see “Distribution of the Contracts” in this Statement of Additional Information.

The following hereby amends and to the extent inconsistent replaces, EXCHANGES AMONG THE PORTFOLIOS of the prospectus:

Market Timing and Disruptive Trading

Statement of Policy. This variable insurance product was not designed for the use of market timers frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

5

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other contract owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all contract owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing or disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some policy owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund

6

portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Contract owners should be aware that we may not have the contractual ability or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, contract owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners identified by an underlying fund portfolio as violating the frequent trading policies established for that portfolio.

7

Omnibus Orders. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance contracts, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

The following hereby amends and to the extent inconsistent replaces, AUDITORS of the prospectus:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as Independent Registered Public Accounting Firm for Monumental Life Insurance Company and certain Subaccounts which are available for investment by Marquee contract owners and audits their financial statements annually.

8

MARQUEE VARIABLE ANNUITY UNITS A

Issued by

Monumental Life Insurance Company

(Formerly issued by Peoples Benefit Life Insurance Company)

Supplement Dated October 1, 2007

to the

Statement of Additional Information dated April 30, 1997

The following hereby amends and to the extent inconsistent replaces, the corresponding DISTRIBUTION OF THE CONTRACTS of the Statement of Additional Information:

DISTRIBUTION OF THE CONTRACTS

Distribution and Principal Underwriting Agreement. Effective May 1, 2007, our affiliate, TCI, replaced our affiliate, AFSG, as principal underwriter for the contracts. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the Contracts.

The following hereby amends and to the extent inconsistent replaces, the corresponding FINANCIAL STATEMENTS of the Statement of Additional Information:

FINANCIAL STATEMENTS

The audited financial statements of certain subaccounts of the Separate Account which are available for investment by Marquee Contract Owners as of December 31, 2006, and for the periods indicated thereon, including the Report of Independent Registered Public Accounting Firm thereon, are included in this Statement of Additional Information.

The audited statutory-basis financial statements and schedules of Monumental Life Insurance Company and Peoples Benefit Life Insurance Company as of December 31, 2006, and 2005, and for each of the three years in the period ended December 31, 2006, including the Reports of Independent Registered Public Accounting Firm thereon, also are included in this Statement of Additional Information. They should be distinguished from the financial statements of the subaccounts of the Separate Account which are available for investment by Marquee Contract Owners and should be considered only as bearing on the ability of Monumental Life Insurance Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following hereby supplements and replaces the financial statements contained in the Statement of Additional Information for Separate Account VA CC (formerly Peoples Benefit Life Insurance Company Separate Account V (Marquee Variable Annuity Unit A).

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

The following tables show financial information after giving effect to the merger of Peoples Benefit Life Insurance Company and Monumental Life Insurance Company as though it had occurred on an earlier date (which we refer to as “pro forma” information).

The financial information is provided as of December 31, 2006 and for the year ended December 31, 2006. In presenting the pro forma balance sheet, we assumed the merger had occurred December 31, 2006. In presenting the pro forma income statement information, we assumed the merger had occurred January 1, 2006.

Proforma Unaudited Consolidated Statutory Balance Sheet

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

As of December 31, 2006

	MLIC	PBLIC	Elimination	December 31, 2006 Total
ASSETS
1. Bonds	$14,167,692,473	$3,445,913,250		$17,613,605,723
2. Stocks:
2.1 Preferred stocks	986,972,493	234,690,074		1,221,662,567
2.2 Common stocks	255,946,211	8,555,100	(216,362,456)	48,138,855
3. Mortgage loans on real estate:
3.1 First liens	2,010,968,027	547,962,924		2,558,930,951
3.2 Other than first liens	0	0		0
4. Real estate
4.1 Properties occupied by the company	0	0		0
4.2 Properties held for production of income	1,237,337	0		1,237,337
4.3 Properties held for sale	5,193,090	2,998,589		8,191,679
5. Cash, cash equivalents and short-term investments	(769,223)	(10,695,604)		(11,464,827)
6. Contract loans (including $ 0 premium notes)	337,829,216	147,616,815		485,446,031
7. Other invested assets	820,886,116	321,831,737	(286,462,289)	856,255,564
8. Receivable for securities	187,096	192,608		379,704
9. Aggregate write-ins for invested assets	0	0		0

10. Subtotals, cash and invested assets (Lines 1 to 9)	$18,586,142,836	$4,699,065,493	$(502,824,745)	$22,782,383,584

11. Investment income due and accrued	$278,856,035	$57,041,449		$335,897,484
12. Premiums and considerations:
12.1 Uncollected premiums and agents’ balances in course of collection	44,903,845	9,619,530		54,523,375
12.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	134,742,964	27,963,385		162,706,349
12.3. Accrued retrospective premiums	0	0		0
13. Reinsurance:
13.1 Amounts recoverable from reinsurers	2,405,616	1,422,394		3,828,010
13.2 Funds held by or deposited with reinsured companies	0	0		0
13.3 Other amounts receivable under reinsurance contracts	135,806,555	0		135,806,555
14. Amounts receivable relating to uninsured plans	0	0		0
15.1 Current federal and foreign income tax recoverable and interest thereon	55,612,238	0		55,612,238
15.2 Net deferred tax asset	64,385,458	29,285,437		93,670,895
16. Guaranty funds receivable or on deposit	782,000	767,002		1,549,002
17. Electronic data processing equipment and software	0	0		0
18. Furniture and equipment, including health care delivery assets ($0)	0	0		0
19. Net adjustment in assets and liabilities due to foreign exchange rates	0	0		0
20. Receivable from parent, subsidiaries and affiliates	240,793,211	21,299,530		262,092,741
21. Health care ($0) and other amounts receivable	0	0		0
22. Other assets nonadmitted	0	0		0
23. Aggregate write-ins for other than invested assets	92,614,246	11,079,150		103,693,396

24. Total assets excluding Separate Accounts business (Lines 10 to 23)	$19,637,045,004	$4,857,543,370	$(502,824,745)	$23,991,763,629

25. From Separate Accounts Statement	261,059,941	10,639,055,420		10,900,115,361

26. Total (Lines 24 and 25)	$19,898,104,945	$15,496,598,790	$(502,824,745)	$34,891,878,990

DETAILS OF ASSET WRITE-INS (Line 9)
	$0	$0		$0

TOTAL OF ASSETS WRITE-INS FOR LINES 9	$0	$0	$0	$0

DETAILS OF ASSET WRITE-INS (Line 23)
Accounts receivable	$13,273,381	$9,749,508		$23,022,889
Company owned life insurance	63,682,388	0		63,682,388
Prepaid reinsurance premium	191,500	0		191,500
Investment broker receivables	1,819,362	0		1,819,362
Investment receivables	13,647,615	1,329,642		14,977,257

TOTAL OF ASSETS WRITE-INS FOR LINES 23	$92,614,246	$11,079,150	$0	$103,693,396

Proforma Unaudited Consolidated Statutory Balance Sheet

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

As of December 31, 2006

	MLIC	PBLIC	Elimination	December 31, 2006 Total
LIABILITIES
1. Aggregate reserve for life contracts	$9,217,045,681	$3,149,282,113		$12,366,327,794
2. Aggregate reserve for accident and health contracts	371,182,212	54,572,616		425,754,828
3. Liability for deposit-type contracts	2,122,683,914	559,165,599		2,681,849,513
4. Contract claims:
4.1 Life	38,688,017	12,922,585		51,610,602
4.2 Accident and health	124,470,404	20,214,785		144,685,189
5. Policyholders’ dividends and coupons due and unpaid	31,744	0		31,744
6. Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
6.1 Dividends apportioned for payment to December 31, 2005	1,513,035	9,076		1,522,111
6.2 Dividends not yet apportioned	0	0		0
6.3 Coupons and similar benefits	0	0		0
7. Amount provisionally held for deferred dividend policies not included in Line 6	0	0		0
8. Premiums and annuity considerations for life and accident and health contracts received in advance less discount	4,444,439	1,515,150		5,959,589
9. Contract liabilities not included elsewhere:
9.1 Surrender values on canceled contracts	0	0		0
9.2 Provision for experience rating refunds	7,043,781	1,178,903		8,222,684
9.3 Other amounts payable on reinsurance	1,498,858	5,730,493		7,229,351
9.4 Interest Maintenance Reserve	105,527,626	0		105,527,626
10. Commissions to agents due or accrued	23,271,546	5,156,513		28,428,059
11. Commissions and expense allowances payable on reinsurance assumed	48,144	2,581		50,725
12. General expenses due or accrued	23,374,300	7,934,206		31,308,506
13. Transfers to Separate Accounts due or accrued	(728,313)	(128,949)		(857,262)
14. Taxes, licenses and fees due or accrued, excluding federal income taxes	13,563,292	7,902,270		21,465,562
15.1. Current federal and foreign income taxes	0	12,872,233		12,872,233
15.2. Net deferred tax liability	0	0		0
16. Unearned investment income	7,172,155	501,753		7,673,908
17. Amounts withheld or retained by company as agent or trustee	85,779,871	4,648,149		90,428,020
18. Amounts held for agents’ account, including agents’ credit balance	916,297	1,176,303		2,092,600
19. Remittances and items not allocated	5,065,329	1,733,838		6,799,167
20. Net adjustment in assets and liabilities due to foreign exchange rates	0	0		0
21. Liability for benefits for employees and agents if not included above	0	0		0
22. Borrowed money and interest thereon	126,065,081	4,851,635		130,916,716
23. Dividends to stockholders declared and unpaid	0	0		0
24. Miscellaneous liabilities:
24.1 Asset valuation reserve	204,474,529	115,123,383		319,597,912
24.2 Reinsurance in unauthorized companies	3,282,715	0		3,282,715
24.3 Funds held under reinsurance treaties with unauthorized reinsurers	5,940,360,508	0		5,940,360,508
24.4 Payable to parent, subsidiaries and affiliates	105,574,637	18,865		105,593,502
24.5 Drafts outstanding	0	0		0
24.6 Liability for amounts held under uninsured accident and health plans	0	0		0
24.7 Funds held under coinsurance	73,887,476	0		73,887,476
24.8 Payable for securities	20,216,891	560		20,217,451
24.9 Capital notes and interest thereon	0	0		0
25. Aggregate write-ins for liabilities	134,611,151	57,954,907		192,566,058

26. Total liabilities excluding Separate Accounts business (Lines 1-25)	$18,761,065,320	$4,024,339,567	$0	$22,785,404,887

27. From Separate Accounts Statement	261,059,941	10,639,055,420		10,900,115,361

28. Total liabilities (Line 26 and 27)	$19,022,125,261	$14,663,394,987	$0	$33,685,520,248

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Deferred derivative gain/loss	$0	$31,759,378		$31,759,378
Derivatives	32,214,849	3,747,122		35,961,971
Municipal reverse repurchase agreement	97,826,882	22,448,407		120,275,289
Interest payable on surplus notes	800,000	0		800,000
Provision for liquidity guarantees	3,769,420	0		3,769,420

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25	$134,611,151	$57,954,907	$0	$192,566,058

SURPLUS AND OTHER FUNDS
29. Common capital stock	$7,685,250	$12,595,000	$(12,595,000)	$7,685,250
30. Preferred capital stock	0	25,190,000	(25,190,000)	0
31. Aggregate write-ins for other than special surplus funds	0	0		0
32. Surplus notes	160,000,000	0		160,000,000
33. Gross paid in and contributed surplus	209,934,070	5,911,788	37,785,000	253,630,858
34. Aggregate write-ins for special surplus funds	0	0		0
35. Unassigned funds (surplus)	498,360,364	789,507,015	(502,824,745)	785,042,634
36. Less treasury stock, at cost:
36.1 Common shares	0	0		0
36.2 Preferred shares	0	0		0
37. Surplus (Total lines 31+32+33+34+35-36)	$868,294,434	$795,418,803	$(465,039,745)	$1,198,673,492

38. Totals of Lines 29, 30 and 37	$875,979,684	$833,203,803	$(502,824,745)	$1,206,358,742

39. Totals of Lines 28 and 38 (Liabilities and Surplus)	$19,898,104,945	$15,496,598,790	$(502,824,745)	$34,891,878,990

*	This balance sheet is a consolidation of the December 31, 2006 NAIC Annual Statement balance sheets for Monumental Life Insurance Company and Peoples Benefit Life Insurance Company.

Proforma Unaudited Consolidated Statutory Income Statement

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

For Year Ending December 31, 2006

	MLIC	PBLIC	Elimination	2006 Totals
1 Premiums and annuity considerations for life and accident and health contracts	$1,215,394,680	$944,777,852		$2,160,172,532
2 Considerations for supplementary contracts with life contingencies	10,839,087	12,640,436		23,479,523
3 Net investment income	1,081,391,381	278,837,610		1,360,228,991
4 Amortization of Interest Maintenance Reserve (IMR)	3,387,163	1,525,424		4,912,587
5 Separate Accounts net gain from operations excluding unrealized gains or losses	0	(157)		(157)
6 Commissions and expense allowances on reinsurance ceded	184,504,687	9,861,954		194,366,641
7 Reserve adjustments on reinsurance ceded	127,274,838	0		127,274,838
8 Miscellaneous Income:
8.1 Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,495	32,129,607		32,421,102
8.2 Charges and fees for deposit-type contracts	0	0		0
8.3 Aggregate write-ins for miscellaneous income	272,578,195	9,613,254		282,191,449

9 Totals (Lines 1 to 8.3)	$2,895,661,526	$1,289,385,980	$0	$4,185,047,506

10 Death benefits	$202,183,498	$80,366,612		$282,550,110
11 Matured endowments (excluding guaranteed annual pure endowments)	4,063,326	44,153		4,107,479
12 Annuity benefits	112,085,372	163,418,783		275,504,155
13 Disability benefits and benefits under accident and health contracts	231,954,649	46,502,749		278,457,398
14 Coupons, guaranteed annual pure endowments and similar benefits	0	0		0
15 Surrender benefits and withdrawals for life contracts	713,790,029	767,384,295		1,481,174,324
16 Group conversions	0	0		0
17 Interest and adjustments on contract or deposit-type contract funds	157,158,836	55,985,791		213,144,627
18 Payments on supplementary contracts with life contingencies	4,335,265	17,017,232		21,352,497
19 Increase in aggregate reserves for life and accident and health contracts	337,945,602	(293,105,152)		44,840,450

20 Totals (Lines 10 to 19)	$1,763,516,577	$837,614,463	$0	$2,601,131,040
21 Commissions on premiums, annuity considerations and deposit-type contract funds (direct business only)	225,404,456	16,507,041		241,911,497
22 Commissions and expense allowances on reinsurance assumed	134,404,857	1,236,039		135,640,896
23 General insurance expenses	220,067,495	61,531,886		281,599,381
24 Insurance taxes, licenses and fees, excluding federal income taxes	46,821,669	2,793,343		49,615,012
25 Increase in loading on deferred and uncollected premiums	1,244,590	(2,103,154)		(858,564)
26 Net transfers to or (from) Separate Accounts net of reinsurance	1,082,873	237,340,784		238,423,657
27 Aggregate write-ins for deductions	453,868,200	(1,069,653)		452,798,547

28 Totals (Lines 20 to 27)	$2,846,410,717	$1,153,850,749	$0	$4,000,261,466

29 Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	$49,250,809	$135,535,231	$0	$184,786,040
30 Dividends to policyholders	1,450,933	39,407		1,490,340

31 Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	$47,799,876	$135,495,824	$0	$183,295,700
32 Federal and foreign income taxes incurred (excluding tax on capital gains)	(44,202,436)	27,041,131		(17,161,305)

33 Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	$92,002,312	$108,454,693	$0	$200,457,005
34 Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	62,812,783	19,849,663	0	82,662,446

35 Net income (Line 33 plus Line 34)	$154,815,095	$128,304,356	$0	$283,119,451

CAPITAL AND SURPLUS ACCOUNT
36 Capital and surplus, December 31, prior year	$884,970,267	$703,720,240	$(396,008,487)	$1,192,682,020
37 Net income (Line 35)	154,815,095	128,304,356		283,119,451
38 Change in net unrealized capital gains (losses)	122,826,478	27,619,957	(106,816,258)	43,630,177
39 Change in net unrealized foreign exchange capital gain (loss)	(100,081)	(48,388)		(148,469)
40 Change in net deferred income tax	16,905,379	19,999,368		36,904,747
41 Change in nonadmitted assets and related items	(44,620,001)	(23,868,404)		(68,488,405)
42 Change in liability for reinsurance in unauthorized companies	(403,007)	1,066,513		663,506
43 Change in reserve on account of change in valuation basis, (increase) or decrease	0	0		0
44 Change in asset valuation reserve	(2,985,158)	8,948,818		5,963,660
45 Change in treasury stock	0	0		0
46 Surplus (contributed to) withdrawn from Separate Accounts during period	0	(157)		(157)
47 Other changes in surplus in Separate Accounts Statement	0	157		157
48 Change in surplus notes	0	0		0
49 Cumulative effect of changes in accounting principles	(8,979,973)	(14,748,904)		(23,728,877)
50 Capital changes:
50.1 Paid in	0	0		0
50.2 Transferred from surplus (Stock Dividend)	0	0		0
50.3 Transferred to surplus	0	0		0
51 Surplus adjustment:
51.1 Paid in	4,236,936	3,328,890		7,565,826
51.2 Transferred to capital (Stock Dividend)	0	0		0
51.3 Transferred from capital	0	0		0
51.4 Change in surplus as a result of reinsurance	(54,631,547)	2,783		(54,628,764)
52 Dividends to stockholders	(190,000,000)	(18,000,000)		(208,000,000)
53 Aggregate write-ins for gains and losses in surplus	(6,054,704)	(3,121,426)		(9,176,130)

54 Net change in capital and surplus (Lines 37 through 53)	$(8,990,583)	$129,483,563	$(106,816,258)	$13,676,722

55 Capital and surplus as of statement date (Lines 36 + 54)	$875,979,684	$833,203,803	$(502,824,745)	$1,206,358,742

DETAILS OF WRITE-INS (Line 8.3)
Miscellaneous income	$3,184,324	$1,347,441		$4,531,765
Surrender charges	2,217,435	0		2,217,435
Income earned on company owned life insurance	2,364,604	0		2,364,604
Reinsurance recapture	0	8,265,813		8,265,813
Reinsurance transaction-Modco reserve adjustment	264,811,832	0	0	264,811,832

TOTAL WRITE-INS FOR LINE 8.3	$272,578,195	$9,613,254	$0	$282,191,449

DETAILS OF WRITE-INS (Line 27)
Consideration for reinsurance premium ceded Co/Modco	$—	$0		$—
Experience refunds	(83,697,912)	(1,176,097)		(84,874,009)
Fines and penalties	54,675	106,444		161,119
Reinsurance transaction-Co/Modco	189,651,954	0		189,651,954
Investment income on funds withheld	338,259,483	0		338,259,483
Interest payable on surplus notes	9,600,000	0		9,600,000

TOTAL WRITE-INS FOR LINE 27	$453,868,200	$(1,069,653)	$0	$452,798,547

DETAILS OF WRITE-INS (Line 53)
Contributed surplus related to stock appreciation rights plan of indirect parent	$(6,054,704)	$(3,121,426)		$(9,176,130)

TOTAL WRITE-INS FOR LINE 53	$(6,054,704)	$(3,121,426)	$0	$(9,176,130)

Note:   Eliminations would all be on Investment and Corporate centers

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Peoples Benefit Life Insurance Company

Years Ended December 31, 2006, 2005, and 2004

Peoples Benefit Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2006, 2005, and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Peoples Benefit Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Peoples Benefit Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2006. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statement of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2006.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2006 Peoples Benefit Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 2 to the financial statements, in 2005 Peoples Benefit Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 13, 2007

2

Peoples Benefit Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except Share Amounts)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Cash (overdraft), cash equivalents and short-term investments	$(10,696)	$(15,506)
Bonds	3,445,913	4,213,730
Preferred stocks:
Unaffiliated	234,690	4,915
Affiliated	—	47,321
Common stocks:
Unaffiliated (cost: 2006 – $2,877; 2005 - $12)	3,850	1
Affiliated (cost: 2006 – $8,625; 2005 - $6,845)	4,705	2,971
Mortgage loans on real estate	547,963	522,120
Real estate:
Properties held for sale	2,999	—
Policy loans	147,617	149,897
Other invested assets	322,024	332,733

Total cash and invested assets	4,699,065	5,258,182
Premiums deferred and uncollected	37,583	46,502
Reinsurance receivable	5,030	2,956
Due and accrued investment income	57,041	62,985
Federal and foreign income tax recoverable	—	5,887
Net deferred income tax asset	29,285	32,691
Receivable from parent, subsidiaries and affiliates	1,300	—
Short-term notes receivable from affiliates	20,000	—
Other assets	11,848	14,585
Separate account assets	10,639,055	9,127,932

Total admitted assets	$15,500,207	$14,551,720

3

Peoples Benefit Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except Share Amounts)

	December 31
	2006	2005
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$926,167	$989,452
Annuity	2,223,115	2,443,637
Accident and health	54,573	63,871
Policy and contract claim reserves:
Life	12,922	16,964
Accident and health	20,215	23,176
Liability for deposit-type contracts	559,166	972,418
Reinsurance in unauthorized companies	—	1,066
Other policyholders’ funds	1,524	2,119
Remittances and items not allocated	1,734	1,966
Asset valuation reserve	115,123	124,072
Payable to parent, subsidiaries and affiliates	19	28,751
Payable for securities	1	3,424
Transfers to (from) separate accounts due or accrued	(129)	980
Federal income taxes payable	12,872	—
Borrowed money	4,852	1,987
Deferred derivative loss	31,759	—
Municipal repo agreements	22,448	—
Other liabilities	41,587	46,185
Separate account liabilities	10,639,055	9,127,932

Total liabilities	14,667,003	13,848,000
Capital and surplus:
Common stock, $11 per share par value, 1,146,000 shares authorized, 1,145,000 issued and outstanding	12,595	12,595
Preferred stock, $11 per share par value, $240 per share liquidation value, 2,290,000 shares authorized, issued and outstanding	25,190	25,190
Paid-in surplus	5,912	5,704
Unassigned surplus	789,507	660,231

Total capital and surplus	833,204	703,720

Total liabilities and capital and surplus	$15,500,207	$14,551,720

See accompanying notes.

4

Peoples Benefit Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$104,336	$130,709	$137,555
Annuity	786,386	672,658	629,391
Accident and health	66,696	84,419	154,093
Net investment income	278,838	295,280	290,528
Amortization of interest maintenance reserve	1,525	1,018	(766)
Commissions and expense allowances on reinsurance ceded	9,862	11,067	13,943
Separate account fee income	32,130	28,421	19,637
Reinsurance reserve recapture	8,266	5,415	88,102
Other	1,347	710	3,456

	1,289,386	1,229,697	1,335,939
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	126,869	143,246	195,328
Annuity benefits	163,419	160,661	150,978
Surrender benefits	767,384	665,158	672,283
Other benefits	73,047	63,493	59,205
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(120,428)	(26,526)	(25,578)
Annuity	(220,522)	(149,203)	(88,377)
Accident and health	(14,298)	3,752	760

	775,471	860,581	964,599
Insurance expenses:
Commissions	17,743	31,408	43,536
General insurance expenses	61,532	60,831	65,077
Taxes, licenses and fees	2,793	6,496	8,751
Net transfers to separate accounts	237,341	169,510	58,334
Consideration on reinsurance recaptured	62,143	8,671	81,322
Other expenses	(3,172)	152	203

	378,380	277,068	257,223

Total benefits and expenses	1,153,851	1,137,649	1,221,822
Gain from operations before dividends to (from) policyholders, federal income tax expense (benefit) and net realized capital gains on investments	135,535	92,048	114,117
Dividends to (from) policyholders	39	41	(67)

Gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments	135,496	92,007	114,184
Federal income tax expense (benefit)	27,041	(4,229)	(10,584)

Gain from operations before net realized capital gains on investments	108,455	96,236	124,768
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	19,849	6,773	13,964

Net income	$128,304	$103,009	$138,732

See accompanying notes.

5

Peoples Benefit Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2004	$12,595	$25,190	$2,583	$434,730	$475,098
Net income	—	—	—	138,732	138,732
Change in net unrealized capital gains/losses	—	—	—	(2,422)	(2,422)
Change in nonadmitted assets	—	—	—	17,406	17,406
Change in asset valuation reserve	—	—	—	23,339	23,339
Change in net deferred income tax asset	—	—	—	(38,086)	(38,086)
Change in surplus as a result of reinsurance	—	—	—	(72)	(72)
Tax benefits on stock options exercised	—	—	—	32	32
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	1,025	—	1,025

Balance at December 31, 2004	12,595	25,190	3,608	573,659	615,052
Net income	—	—	—	103,009	103,009
Change in net unrealized capital gains/losses	—	—	—	(3,138)	(3,138)
Change in nonadmitted assets	—	—	—	(4,450)	(4,450)
Change in asset valuation reserve	—	—	—	(6,745)	(6,745)
Change in liability for reinsurance in unauthorized companies	—	—	—	(1,066)	(1,066)
Change in net deferred income tax asset	—	—	—	(1,041)	(1,041)
Change in surplus as a result of reinsurance	—	—	—	(70)	(70)
Tax benefit on stock options exercised	—	—	—	73	73
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	2,096	—	2,096

Balance at December 31, 2005	12,595	25,190	5,704	660,231	703,720
Net income	—	—	—	128,304	128,304
Change in net unrealized capital gains/losses	—	—	—	27,572	27,572
Change in nonadmitted assets	—	—	—	(23,868)	(23,868)
Change in liability for reinsurance in unauthorized companies	—	—	—	1,066	1,066
Change in asset valuation reserve	—	—	—	8,949	8,949
Change in net deferred income tax asset	—	—	—	19,999	19,999
Change in surplus as a result of reinsurance	—	—	—	3	3
Dividends to stockholders	—	—	—	(18,000)	(18,000)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	208	—	208
Cumulative effect of change in accounting principle	—	—	—	(14,749)	(14,749)

Balance at December 31, 2006	$12,595	$25,190	$5,912	$789,507	$833,204

See accompanying notes.

6

Peoples Benefit Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Operating activities
Premiums collected, net of reinsurance	$967,853	$894,377	$916,897
Net investment income received	314,582	292,373	299,100
Miscellaneous income	64,319	38,562	36,940
Benefit and loss related payments	(1,622,823)	(909,543)	(999,000)
Net transfers from separate accounts	(238,450)	(249,246)	(33,253)
Commissions and other expenses paid	(56,780)	(92,461)	(116,906)
Consideration on reinsurance recaptured	—	—	(81,322)
Dividends paid to policyholders	(39)	(42)	(91)
Federal and foreign income taxes paid	(26,453)	(22,558)	(1,508)

Net cash provided by (used in) operating activities	(597,791)	(48,538)	20,857
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,885,183	2,530,486	3,896,060
Stocks	123,842	10,914	122,200
Mortgage loans	103,025	159,887	154,826
Real estate	322	9,046	7,249
Other invested assets	77,498	83,724	72,740
Miscellaneous proceeds	31,755	3,142	220,185

Total investment proceeds	2,221,625	2,797,199	4,473,260
Cost of investments acquired:
Bonds	(1,394,281)	(2,444,474)	(4,032,778)
Stocks	(51,345)	(533)	(76,565)
Mortgage loans	(132,090)	(94,307)	(34,587)
Real estate	1	—	(7,521)
Other invested assets	(42,603)	(83,624)	(25,015)
Miscellaneous applications	(3,615)	(216,406)	—

Total cost of investments acquired	(1,623,933)	(2,839,344)	(4,176,466)
Net decrease in policy loans	2,292	1,754	2,543

Net cost of investments acquired	(1,621,641)	(2,837,590)	(4,173,923)

Net cash provided by (used in) investing activities	599,984	(40,391)	299,337
Financing and miscellaneous activities
Borrowed funds received	2,853	1,987	—
Net deposits on deposit-type contract funds and other liabilities	(32,981)	(20,953)	(35,025)
Dividends to stockholders	(18,000)	—	—
Other cash provided (used)	50,745	(82,155)	(240,578)

Net cash used in financing and miscellaneous activities	2,617	(101,121)	(275,603)

Net increase (decrease) in cash (overdraft), cash equivalents and short-term investments	4,810	(190,050)	44,591
Cash (overdraft), cash equivalents and short-term investments:
Beginning of year	(15,506)	174,544	129,953
End of year	$(10,696)	$(15,506)	$174,544

See accompanying notes.

7

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Peoples Benefit Life Insurance Company (the Company) is a stock life and health insurance company. The Company is directly owned by Monumental Life Insurance Company (76%), Capital Liberty Limited Partnership (CLLP) (20%), and Commonwealth General Corporation (4%). CLLP also owns 100% of the preferred stock of the Company. Each of these companies are indirect, wholly owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells and services life and accident and health insurance products, primarily utilizing direct response methods, such as television, telephone, mail and third-party programs to reach low to middle-income households nationwide. The Company also sells and services group and individual accumulation products and guaranteed interest contracts and funding agreements, primarily utilizing brokers, fund managers, financial planners, stock brokerage firms and a mutual fund. The Company is licensed in 49 states, the District of Columbia and Puerto Rico.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles (GAAP). The more significant variances from GAAP are:

8

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value with the change in fair value for cash flow hedges credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

9

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

10

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts With Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

11

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10 percent of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

12

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Statements of Cash Flow: Cash (overdraft), cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Non-redeemable preferred stocks are reported at fair value of lower cost or fair value as determined by the SVO and the related net unrealized gains (losses) are reported as unassigned surplus with any adjustment for federal taxes.

13

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $252,073 of securities previously classified as bonds by the Company have been reclassified as preferred stock as of December 31, 2006. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are carried at the GAAP basis equity in the underlying net assets and the net unrealized capital gains (losses) are reported in unassigned surplus.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other than temporary; the mortgage loan is written down to realizable value and a realized loss is recognized.

Real estate occupied by the Company is reported at cost less allowances for depreciation. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed principally by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

14

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

The Company has ownership interests in limited partnerships. The Company carries these interests based on its interest in the underlying GAAP equity of the investee. The company recognized impairment write-downs for its investments in limited partnerships during the years ended December 31, 2006, 2005 and 2004 of $4,592, $484 and $2,222, respectively, which is included in the statement of operations within net realized capital gains (losses).

Other “admitted assets” are valued principally at cost.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2005 the Company excluded investment income due and accrued of $22 with respect to such practices. The Company did not exclude any investment income due and accrued at December 31, 2006.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

15

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, on the financial statements with any premium or discount amortized into income over the life of the contract. For foreign currency swaps, the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Options are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financials statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

16

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The carrying values of derivative instruments are reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2006 and 2005, derivatives in the amount of $3,747 and $5,065, respectively, were reflected in the other liabilities line within the financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 4.5 to 10.0 percent and mortality rates, where appropriate, from a variety of tables.

17

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in Statement of Statutory Accounting Principles (SSAP) No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease directly to the liability balance, and are not reflected as premiums, benefits, or changes in reserve in the statement of operations.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus (deficit) and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

18

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $782,970, $667,230, and $619,696 in 2006, 2005, and 2004, respectively. In addition, the Company received $32,130, $28,421, and $25,757, in 2006, 2005 and 2004, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate accounts predominately held by the Company, primarily for individual policyholders, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks and long-term bonds.

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is transferred to the general account and reported in the statements of operations. Assets in the accounts, carried at estimated fair value, consist primarily of long-term bonds.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

19

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 & 2006, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded an expense of $(46), $1,908 and $1,025 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $254, $188 and $0, for years ended December 31, 2006, 2005 and 2004, respectively.

Reclassifications

Certain reclassification differences exist between these statements and those filed with the state insurance departments that have no effect on unassigned surplus or net income. Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

2. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a

20

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes (continued)

change of accounting principle that reduced unassigned surplus by $14,749 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities (SCA entities). According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

21

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage loans on real estate and policy loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

Short-term notes receivable from affiliates: The carrying amount for short-term notes receivable from affiliates approximate their fair values.

Separate account assets: The fair value of separate account assets are based on quoted market prices.

Investment contract liabilities: Fair values for the Company’s liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Interest rate swaps and call options: Estimated fair values of swaps, including interest rate and currency swaps and call options, are based on pricing models or formulas using current assumptions.

Credit default swaps: Estimated fair value of credit default swaps are based upon the pricing differential for similar swap agreements.

Separate account annuity liabilities: The fair value of separate account annuity liabilities approximate the fair value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

22

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash (overdraft), cash equivalents and short-term investments	$(10,696)	$(10,696)	$(15,506)	$(15,506)
Bonds	3,445,913	3,498,437	4,213,730	4,366,254
Preferred stocks, other than affiliates	234,690	253,337	4,915	5,115
Common stocks, other than affiliates	3,850	3,850	1	1
Mortgage loans on real estate	547,963	572,149	522,120	556,984
Policy loans	147,617	147,617	149,897	149,897
Short-term notes receivable from affiliates	20,000	20,000	—	—
Receivable from parents, subsidiaries, and affiliates	1,300	1,300	—	—
Interest rate swaps	(3,747)	(3,053)	(5,065)	50,304
Call options	—	—	—	272
Credit default swaps	—	911	—	980
Separate account assets	10,639,055	10,639,055	9,127,932	9,127,932
Liabilities
Investment contract liabilities	1,555,201	1,582,362	2,165,385	2,198,897
Borrowed money	4,852	4,852	1,987	1,987
Separate account annuity liabilities	10,570,535	10,570,535	9,071,923	9,071,923

4. Investments

The Company owns 8.2% of the outstanding common stock of Buena Sombra Insurance Agency at December 31, 2006 and 2005, respectively. The cost of this subsidiary was $100. The Company owns 100% of the outstanding common stock of JMH Operating Company at December 31, 2006 and 2005. The cost of this subsidiary was $4,411. The Company owns 32% of the outstanding common stock of Real Estate Alternative Portfolio 3A at December 31, 2006 and 2005. The cost of this subsidiary was $4,114 and $2,334 as of December 31, 2006 and 2005, respectively. Buena Sombra, JMH Operating Company, and Real Estate Alternative Portfolio 3A are all valued based upon the equity basis as described in the Purposes and Procedures Manual of the Securities Valuation Office of the NAIC.

23

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company also owned 100% of the outstanding preferred shares of GTFP, an affiliated company, at December 31, 2005. The cost of this subsidiary was $47,321 as of December 31, 2005. GTFP was valued based upon amortized cost. The Company disposed of this affiliate during 2006.

The carrying amounts and estimated fair values of investments in bonds and preferred stock were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$200,113	$8,855	$495	$436	$208,037
State, municipal and other government	57,979	3,551	11	304	61,215
Public utilities	238,728	12,000	470	2,370	247,888
Industrial and miscellaneous	2,303,990	75,045	11,998	28,176	2,338,861
Mortgage and other asset-backed securities	645,103	3,867	768	5,766	642,436

	3,445,913	103,318	13,742	37,052	3,498,437
Unaffiliated preferred stocks	234,690	20,900	275	1,978	253,337
Unaffiliated common stocks	2,877	973	—	—	3,850

	$3,683,480	$125,191	$14,017	$39,030	$3,755,624

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2005
Bonds:
United States Government and agencies	$164,237	$12,492	$322	$554	$175,853
State, municipal and other government	51,060	6,297	324	374	56,659
Public utilities	264,552	23,925	1,050	1,102	286,325
Industrial and miscellaneous	2,878,821	154,125	24,029	9,031	2,999,886
Mortgage and other asset-backed securities	855,060	16,559	4,807	19,281	847,531

	4,213,730	213,398	30,532	30,342	4,366,254
Unaffiliated preferred stocks	4,915	200	—	—	5,115
Unaffiliated common stocks	12	—	11	—	1

	$4,218,657	$213,598	$30,543	$30,342	$4,371,370

24

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company held bonds at December 31, 2006 and 2005 with a carrying amount of $6,861 and $11,243, respectively, and amortized cost of $6,978 and $17,631, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2006 and 2005, respectively, for securities in a continuous loss position greater than or equal to twelve months, the Company held 288 and 143 securities with a carrying value of $1,120,055 and $390,506 and an unrealized loss of $39,030 and $30,342 with an average price of 97.4 and 92.2 (NAIC market value/amortized cost). Of this portfolio, 95.0% and 85.9% were investment grade with associated unrealized losses of $34,214 and $11,195, respectively.

At December 31, 2006, and 2005, respectively, for securities that have been in an unrealized loss position for less than twelve months, the Company held 182 and 288 securities with a carrying value of $761,111 and $1,291,457 and an unrealized loss of $14,017 and $30,532 with an average price of 99.5 and 97.6 (NAIC market value/amortized cost). Of this portfolio, 94.7% and 94.6% were investment grade with associated unrealized losses of $8,378 and $27,444, respectively.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

25

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The estimated fair value of bonds with gross unrealized losses at December 31, 2006 and 2005 are as follows:

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2006
Bonds:
United States Government and agencies	$46,228	$11,790	$58,018
State, municipal and other government	923	7,501	8,424
Public utilities	50,344	66,050	116,394
Industrial and miscellaneous	478,381	713,645	1,192,026
Mortgage and other asset-backed securities	154,534	255,590	410,124

	730,410	1,054,576	1,784,986
Unaffiliated preferred stocks	16,683	26,448	43,131

	$747,093	$1,081,024	$1,828,117

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2005
Bonds:
United States Government and agencies	$38,237	$14,992	$53,229
State, municipal and other government	6,013	2,496	8,509
Public utilities	58,750	34,707	93,457
Industrial and miscellaneous	884,971	142,922	1,027,893
Mortgage and other asset-backed securities	272,954	165,047	438,001

	$1,260,925	$360,164	$1,621,089

Unaffiliated common stocks	—	1	1

	$1,260,926	$360,165	$1,621,089

The carrying amounts and estimated fair values of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$140,625	$141,392
Due after one year through five years	761,327	763,192
Due after five years through ten years	780,502	784,256
Due after ten years	1,118,356	1,167,161

	2,800,810	2,856,001
Mortgage and other asset-backed securities	645,103	642,436

	$3,445,913	$3,498,437

26

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

There were no significant concentrations of credit risk for the Company as of December 31, 2006.

A detail of net investment income is presented below:

	Year Ended December 31
	2006	2005	2004
Income:
Bonds	$229,339	$248,536	$235,892
Preferred stocks	22,857	1,491	1,067
Common stocks	140	—	4,569
Mortgage loans	41,188	46,628	51,556
Real estate	6	—	914
Policy loans	6,728	6,885	6,280
Other investment income (loss)	(5,151)	7,837	6,150

Gross investment income	295,107	311,377	306,428
Less investment expenses	16,269	16,097	15,900

Net investment income	$278,838	$295,280	$290,528

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

	Year Ended December 31
	2006	2005	2004
Proceeds	$2,260,554	$2,538,174	$3,898,355

Gross realized gains	$26,495	$16,991	$35,447
Gross realized losses	(49,756)	(24,976)	(38,208)

Net realized losses	$(23,261)	$(7,985)	$(2,761)

Gross realized losses for the years ended December 31, 2006, 2005, and 2004 include $23,960, $4,322, and $13,564, respectively that relate to losses recognized on other than temporary declines in fair values of debt securities.

At December 31, 2006, investments with an aggregate carrying amount of $2,916 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

27

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Net realized capital gains (losses) on investments and change in net unrealized capital gains (losses) are summarized below:

	Realized Year Ended December 31
	2006	2005	2004
Bonds	$(30,074)	$(8,068)	$(2,761)
Preferred stock	6,813	83	—
Equity securities	42	1,396	33,913
Mortgage loans on real estate	(1,046)	185	—
Real estate	(82)	1,524	271
Derivatives	3,793	(5,867)	1,361
Other invested assets	58,529	30,413	5,819

	37,975	19,666	38,603
Tax effect	(18,424)	(17,252)	(15,820)
Transfer to interest maintenance reserve	298	4,359	(8,819)

Net realized capital gains on investments	$19,849	$6,773	$13,964

	Change in Unrealized Year Ended December 31
	2006	2005	2004
Bonds	$8,994	$(11,780)	$6,201
Common stocks	938	125	(32,209)
Derivatives	(3,550)	16,872	(4,303)
Other invested assets	21,924	(12,839)	19,360

Change in net unrealized capital gains (losses)	$28,306	$(7,622)	$(10,951)

Gross unrealized gains (losses) on common stocks were as follows:

	December 31
	2006	2005
Unrealized gains	$1,564	$537
Unrealized losses	(4,511)	(4,422)

Net unrealized gains	$(2,947)	$(3,885)

28

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

During 2006, the Company issued mortgage loans with interest rates ranging from 5.29% to 7.42%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90%. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. At December 31, 2006, mortgage loans with a carrying value of $628 were non-income producing for the previous 180 days. Accrued interest of $65 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2005, the carry value of impaired loans with a related allowance for credit losses were $4,545, with associated allowances $750. There were no impaired mortgage loans with a related allowance for credit losses as of December 31, 2006. There were also no impaired mortgage loans held without an allowance for credit losses as of December 31, 2006 or 2005. The average recorded investment in impaired loans was $2,227 and $4,457 at December 31, 2006 and 2005, respectively. Taxes assessments and other amounts advanced not included in the mortgage loan total were $1 and $2 at December 31, 2006 and 2005, respectively.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2006	2005	2004
Balance at beginning of period	$750	$750	$—
Additions, net charged to operations	295	—	750
Reduction due to write-downs charged against the allowance	1,045	—	—
Recoveries in amounts previously charged off	—	—	—

Balance at end of period	$—	$750	$750

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized interest income on impaired loans of $1 and $2 for the years ended December 31, 2006 and 2005, respectively. There was no interest income recognized on a cash basis for years ended December 31, 2006 or 2005, respectively.

29

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

During 2006, 2005, and 2004, mortgage loans of $4,545, $0, and $7,527, respectively, were foreclosed and transferred to real estate. At December 31, 2006 and 2005, the Company held a mortgage loan loss reserve in the AVR of $34,941 and $33,367, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2006	2005		2006	2005
Pacific	28%	19%	Office	29%	31%
Middle Atlantic	24	29	Retail	22	22
South Atlantic	15	18	Apartment	19	16
E. North Central	11	16	Industrial	11	11
E. South Central	9	7	Other	10	9
W. South Central	8	3	Agricultural	9	11
New England	2	4
W. North Central	2	2
Mountain	1	2

During 2006, an impairment loss of $267 was taken on Goble Orchards, a foreclosure property located in Mabton, Washington, to write the book value down to the current fair value. The fair value of the property was determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. The impairment amount was reflected as a realized loss in the Summary of Operations.

For the year ending December 31, 2006, the Company had ownership interests in 46 Low Income Housing Tax Credits (LIHTC) properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from three to 13 years. The amount of contingent equity commitments expected to be paid during the years 2007 to 2010 are $3,668. There were no impairment losses, write-downs, or reclassifications during the year related to any of these credits.

30

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A cash payment is often exchanged at the outset of the swap contract, representing the present value of cash flows of the instrument. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counter party at each due date.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post variation margins on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange.

The Company replicates investment grade corporate bonds by combining a AAA rated security with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit quality enables the Company to enhance the relative values and ease the execution of larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2006 and 2005, the Company had replicated assets with a fair value of $117,498 and $175,353 and credit default swaps with a fair value of $911 and $980, respectively. During the years ended December 31, 2006, 2005, and 2004, the Company did not recognize any capital losses related to credit default swaps.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. At December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $13,072.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, the Company is required to post assets.

31

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amounted to $16,124.

For the years ended December 31, 2006 and 2005, the Company recorded unrealized gains of $5,612 and $6,551, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded to unassigned surplus in the financial statements. The Company recognized income (loss) from options contracts in the amount of $0, $0, and $(1), for the years ended December 31, 2006, 2005, and 2004, respectively.

At December 31, 2006 and 2005, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2006	2005
Derivative securities:
Interest rate and currency swaps:
Receive fixed – pay floating	$496,489	$637,489
Receive floating – pay floating	—	274,119
Receive floating – pay fixed	179,191	456,712

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains or losses. When the contracts are closed, the Company recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Company’s cost basis in the contract. The Company recognized net realized gains from futures contracts in the amount of $1,268, $317, and $898 for the years ended December 31, 2006, 2005, and 2004, respectively.

32

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Open futures contracts at December 31, 2006 and 2005, were as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2006
46	S&P 500 March 2007 Futures	$16,389	$16,427
December 31, 2005
41	S&P 500 March 2006 Futures	$13,091	$12,862

The Company’s use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company’s hedging strategy to be unsuccessful and result in losses.

These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 29 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2006, 2005 and 2004, none of the Company’s cash flow hedges were discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

33

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2006	2005	2004
Direct premiums	$992,262	$899,134	$858,426
Reinsurance assumed – non affiliates	(5,844)	27,673	30,291
Reinsurance assumed – affiliates	1,345	(7,608)	66,916
Reinsurance ceded – non affiliates	(22,589)	(25,804)	(29,793)
Reinsurance ceded – affiliates	(7,756)	(5,609)	(4,801)

Net premiums earned	$957,418	$887,786	$921,039

The related aggregate reserves for policies and contracts for reinsurance assumed from affiliates are $1,574,567 and $2,062,833 at December 31, 2006 and 2005, respectively.

The Company received reinsurance recoveries in the amount of $17,506, $14,571, and $14,151 during 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $3,325 and $4,840, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2006 and 2005 of $63,161 and $45,888, respectively, of which $29,853 and $17,689, respectively, were ceded to affiliates.

During 2003, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd., an affiliate of the Company. Under the terms of this transaction, the Company ceded the obligations and benefits related to certain life insurance contracts. The difference between the consideration paid of $2,192 and the reserve credit taken of $3,167 was credited directly to unassigned surplus on a net of tax basis. During 2006, 2005, and 2004, the Company has amortized $67, $70, and $72, respectively, into earnings with a corresponding charge to unassigned surplus. The Company holds collateral in the form of letters of credit.

34

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

Effective January 1, 2006, a block of life and accident and health business assumed by the Company under a reinsurance agreement was recaptured. The recapture premium received from the transaction was $8,266. As a result of the transaction, premium receivables of $5,211 were written off and reserves of $62,143 were released resulting in a pre-tax gain of $65,198 ($42,379 net of tax) that was included in the statement of operations.

During 2006, the Company entered into a reinsurance agreement with Transamerica International Re (Ireland), Ltd., an affiliate, to retrocede an inforce block of term life business effective January 1, 2006. The difference between the initial commission expense allowance received of $300 and ceded reserves of $180 resulted in an initial transaction gain of $120 which was credited to unassigned surplus on a net of tax basis in the amount of $78; in accordance with SSAP 61, Life, Deposit-Type and Accident and Health Reinsurance. For the year ended December 31, 2006, the Company amortized $8 into earnings with a corresponding charge to unassigned surplus.

The Company’s liability for deposit-type contracts includes GIC’s and funding agreements assumed from Monumental Life Insurance Company, an affiliate. The liabilities assumed are $458,924 and $844,160 at December 31, 2006 and 2005, respectively.

On June 30, 2004, Academy Life Insurance Company (merged into Life Investors Insurance Company of America on July 1, 2006), an affiliate, recaptured the business it had ceded under a reinsurance treaty with the Company. The Company paid $81,322 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $88,102 related to the recapture has been reported as revenue in the Company’s statement of operations.

Effective January 1, 2005, Monumental Life Insurance Company, an affiliate, recaptured the business it had ceded to the Company. The Company received $5,384 as consideration for this recapture and released $8,471 in reserves related to this transaction, which has been included in the Company’s statement of operations.

Effective December 30, 2005, Academy Life Insurance Company (merged into Life Investors Insurance Company of America on July 1, 2006), an affiliate, recaptured the business it had ceded to the Company. The Company received $31 as consideration for this recapture and released $200 in reserves related to this transaction, which has been included in the Company’s statement of operations.

35

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The main components of deferred income tax amounts are as follows:

	December 31
	2006	2005
Deferred income tax assets:
Accrued bonus	$1,087	$1,063
Deferred intercompany loss	6,942	4,331
Derivatives	—	4,819
Guaranty funds	2,621	2,616
Nonadmitted assets	1,652	1,863
Tax basis deferred acquisition costs	31,773	31,090
Partnerships	12,180	—
Reserves	29,555	23,541
Unrealized capital losses	20,244	21,545
Other	4,301	2,800

Total deferred income tax assets	$110,355	$93,668
Nonadmitted deferred income tax asset	$64,987	$42,315

Admitted deferred income tax assets	$45,368	$51,354
Deferred income tax liabilities:
§807(f) Adjustment – Liability	$2,199	$2,827
Partnerships	—	7,096
Unrealized capital gains	9,106	6,165
Deferred intercompany gains	3,511	2,082
Other	1,267	492

Total deferred income tax liabilities	16,083	18,662

Net admitted deferred income tax asset	$29,285	$32,691

The change in net deferred income tax assets are as follows:

	December 31
	2006	2005	Change
Total deferred income tax assets	$110,355	$93,669	$16,686
Total deferred income tax liabilities	16,083	18,662	(2,579)

Net deferred income tax asset	$94,272	$75,007	19,265

Tax effect of unrealized gains (losses)			734

Change in net deferred income tax			$19,999

36

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

	December 31
	2005	2004	Change
Total deferred income tax assets	$93,669	$92,990	$679
Total deferred income tax liabilities	18,662	21,426	2,764

Net deferred income tax asset	$75,007	$71,564	3,443

Tax effect of unrealized gains (losses)			(4,484)

Change in net deferred income tax			$(1,041)

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2006	2005	2004
Income tax computed at the federal statutory rate (35%)	$47,424	$32,203	$39,964
Amortization of IMR	(534)	(356)	268
Deferred acquisition costs – tax basis	837	(113)	(2,945)
Depreciation	(83)	(83)	(153)
Dividends received deduction	(1,524)	(1,432)	(1,251)
Tax credits	(19,098)	(22,716)	(35,412)
Prior year over accrual	(4,294)	(7,560)	(4,393)
Tax reserve valuation	378	(1,564)	(459)
All other adjustments	3,935	(2,608)	(6,203)

Federal income tax expense (benefit)	27,041	(4,229)	(10,584)
Change in net deferred income taxes	19,999	(1,041)	(38,086)

Total statutory income taxes	$47,040	$(5,270)	$(48,670)

Tax credits include low income housing credits which are investments for which the Company’s primary benefit is a reduction in income tax expense via tax credits.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made during 2006 in the amount of $17,425, which reduced the balance in the PSA to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

37

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income.

The consolidated tax group, in which the Company is included, incurred income taxes during 2005 and 2004 of $286,973, and $280,054, respectively that will be available for recoupment in the event of future net losses. There were no incurred income taxes during 2006 that will be available for recoupment.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 2000. The examination for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

7. Policy and Contract Attributes

Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted 0.19% and 2.37% of ordinary life insurance in force at December 31, 2006 and 2005, respectively.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

38

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	December 31
	2006		2005
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with fair value adjustment	$158,330	1%	$335,230	3%
Subject to discretionary withdrawal at book value less surrender charge of 5% or more	6,386	—	8,470	—
Subject to discretionary withdrawal at fair value	10,565,479	79	8,944,546	71

Total with adjustment or at fair value	10,730,195	80	9,288,246	74
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	846,055	6	978,264	8
Not subject to discretionary withdrawal	1,895,695	14	2,334,392	18

Total policy reserves on annuities and deposit fund liabilities	$13,471,945	100%	$12,600,902	100%

Included in the liability for deposit-type contracts at December 31, 2006 and 2005 are approximately $9,058 and $272,521, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance is used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2006, the contractual maturities were: 2007 through 2011 - $0; and thereafter - $9,048.

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2006 and 2005, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

39

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$3,893	$2,678	$1,215
Ordinary direct renewal business	19,724	4,185	15,539
Group life direct business	21,358	7,850	13,508
Reinsurance ceded	(1,040)	—	(1,040)

Total life and annuity	43,935	14,713	29,222
Accident and health:
Direct	8,405	—	8,405
Reinsurance assumed	4	—	4
Reinsurance ceded	(48)	—	(48)

Total accident and health	8,361	—	8,361

	$52,296	$14,713	$37,583

December 31, 2005
Life and annuity:
Ordinary direct first year business	$4,161	$3,053	$1,108
Ordinary direct renewal business	20,398	4,326	16,072
Group life direct business	28,124	9,437	18,687
Reinsurance ceded	(156)	—	(156)

Total life and annuity	52,527	16,816	35,711
Accident and health:
Direct	10,807	—	10,807
Reinsurance assumed	49	—	49
Reinsurance ceded	(65)	—	(65)

Total accident and health	10,791	—	10,791

	$63,318	$16,816	$46,502

At December 31, 2006 and 2005, the Company had insurance in force aggregating $2,640,354 and $3,014,209, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $18,764 and $10,971 to cover these deficiencies at December 31, 2006 and 2005, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts.

40

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

The Separate Account includes funds related to variable annuities of a nonguaranteed nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an incidental minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit.

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$218	$782,663	$782,881

Reserves for separate accounts as of December 31, 2006 with assets at:
Fair value	$—	$34,606	$10,585,971	$10,620,577

	$—	$34,606	$10,585,971	$10,620,577

Reserves by withdrawal characteristics as of December 31, 2006:
With fair value adjustment	$—	$34,606	$—	$34,606
At fair value	—	—	10,543,271	10,543,271
Not subject to discretionary withdrawal	—	—	42,700	42,700

Total separate account liabilities at December 31, 2006	$—	$34,606	$10,585,971	$10,620,577

41

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$443	$666,785	$667,228

Reserves for separate accounts as of December 31, 2005 with assets at:
Fair value	$48,058	$39,779	$9,029,198	$9,117,035

	$48,058	$39,779	$9,029,198	$9,117,035

Reserves by withdrawal characteristics as of December 31, 2005:
With fair value adjustment	$—	$39,779	$—	$39,779
At fair value	—	—	8,956,181	8,956,181
Not subject to discretionary withdrawal	48,058	—	73,017	121,075

Total separate account liabilities at December 31, 2005	$48,058	$39,779	$9,029,198	$9,117,035

Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$107	$619,404	$619,511

Reserves for separate accounts as of December 31, 2004 with assets at:
Fair value	$135,147	$42,184	$8,267,641	$8,444,972

	$135,147	$42,184	$8,267,641	$8,444,972

Reserves by withdrawal characteristics as of December 31, 2004:
With fair value adjustment	$89,343	$42,184	$—	$131,527
At fair value	—	—	8,208,852	8,208,852
Not subject to discretionary withdrawal	45,804	—	58,789	104,593

Total separate account liabilities at December 31, 2004	$135,147	$42,184	$8,267,641	$8,444,972

42

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2006	2005	2004
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$782,970	$667,230	$619,696
Transfers from separate accounts	(553,582)	(504,566)	(561,230)

Net transfers to separate accounts	229,388	162,664	58,466
Miscellaneous reconciling adjustments	7,953	6,846	(132)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$237,341	$169,510	$58,334

At December 31, 2006 and 2005, the Company had variable annuities with minimum guaranteed income benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2006	Minimum Guaranteed Income Benefit	$18,335	$284	$—
2005	Minimum Guaranteed Income Benefit	17,272	218	—

For Variable Annuities with Guaranteed Living Benefits (VAGLB), the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

43

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

At December 31, 2006, 2005, and 2004, the Company had variable annuities with minimum guaranteed death benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2006	Minimum Guaranteed Death Benefit	$6,918,990	$23,588	$—
2005	Minimum Guaranteed Death Benefit	6,189,664	21,169	—
2004	Minimum Guaranteed Death Benefit	5,948,949	19,156	—

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102 to 105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 102 to 105 percent of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, is at least equal to 102 to 105 percent of the fair value of the loaned securities. The agreement does not allow rehypothication of collateral by any party involved, but does allow cash collateral to be invested in reverse repurchase agreements. At December 31, 2006 and 2005, respectively, securities in the amount of $150,876 and $80,269 were on loan under securities lending agreements.

44

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2007, without prior regulatory approval, is $108,455.

The Company paid an $18,000 preferred stock dividend to its Parent Company, Capital Liberty LP, on December 19, 2006. The Company did not pay a common stock dividend to its Parent Companies in 2006, 2005, or 2004.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus to be maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

10. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

During 2006, the Company executed an administration service agreement with Transamerica Fund Advisors, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $350 for these services during 2006.

The Company is party to a common cost allocation service arrangement between AEGON USA, Inc. (AEGON) companies, in which various affiliated companies may perform specified administrative functions in connection with the operations of the Company, in consideration of reimbursement of actual costs rendered. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2006, 2005, and 2004, the Company paid $32,840, $37,654, and $25,768, respectively, for these services, which approximates their costs to the affiliates.

45

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

10. Related Party Transactions (continued)

Payables to affiliates bear interest at the 30-day commercial paper rate. During 2006, 2005, and 2004, the Company paid net interest of $3,602, $2,141, and $1,363 respectively, to affiliates.

At December 31, 2006 and 2005, the Company reported a net amount of $1,281 due from affiliates and $28,751 due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2006 the Company had a short-term note receivable of $20,000 from AEGON. The note is due by December 28, 2007 and bears interest at 5.25%.

The Company participates in various benefit plans sponsored by AEGON and the related costs allocated to the Company are not significant.

The Company has 2,290,000 shares of redeemable preferred stock outstanding, all of which are owned by Capital Liberty Limited Partnership (CLLP). The preferred stock has a par value of $11 per share and a liquidation value of $240 per share. CLLP is entitled to receive a cumulative dividend equal to 8.5% per annum of the liquidation value of the preferred stock. The Company may redeem all or any portion of the preferred stock at the liquidation value. At December 31, 2006, cumulative unpaid dividends relating to the preferred shares were $215,580.

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $4,814 and a fair value of $4,821 were subject to dollar reverse repurchase agreements. These securities have maturity dates ranging from 2035 to 2036 and have a weighted average interest rate of 5.03%.

The Company has recorded liabilities of $22,448 for municipal reverse repurchase agreements as of December 31, 2006. The reverse repurchase agreements are collateralized by government agency securities with book values of $23,940 as of December 31, 2006. These securities have maturity dates that range from 2017 to 2021 and have a weighted average interest rate of 0%. The Company did not participate in municipal reverse repurchase agreements during 2005.

46

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

During 2006, 2005, and 2004, the Company sold $891, $2,344, and $5,749, respectively, of agent balances without recourse to an affiliated entity. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and thus retains such balances as nonadmitted receivables. Receivables in the amount of $1,691 were nonadmitted as of December 31, 2006.

12. Commitments and Contingencies

The Company may pledge assets as collateral for derivative transactions. In conjunction with these transactions, the Company had pledged invested assets with a carrying value and market value of, $6,539 and $7,868 respectively, at December 31, 2006, and $1,808 and $1,820, respectively, at December 31, 2005. As of December 31, 2006, cash in the amount of $1,100 was posted to the Company which was not included in the financials of the Company. Securities were posted to the Company related to derivative transactions in the amount of $6,660 as of December 31, 2005, which were not included in the financials of the Company. There was no cash posted to the Company as of December 31, 2005 or securities posted to the Company at December 31, 2006 that was not included in the financials of the Company.

The Company has contingent commitments for additional funding of $75,618 and $70,638 at December 31, 2006 and 2005, respectively, for various joint ventures, partnerships, and limited liability companies, which includes commitments in LIHTC’s of $3,668 and $5,124, respectively.

At December 31, 2006 and 2005, there were no securities being acquired on a “to be announced” (TBA) basis.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

47

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Commitments and Contingencies (continued)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $7,489 and $7,531 and an offsetting premium tax benefit of $767 and $904 at December 31, 2006 and 2005, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies.

As of December 31, 2005, the Company entered into a credit enhancement and a standby liquidity asset agreement with a trust that owns securities that are effectively beneficial interests, for commitment amounts of $244,019 for which the Company was paid a fee. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal. The Company has no contingent commitments as of December 31, 2006.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and income annuities	C,B,P,U	$643,480
Bolinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H/Life	C,CA,R,B,P,U	35,458
All others less than 5% of unassigned surplus					—

Total					$678,938

48

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Managing General Agents

C-	Claims Payment
CA-	Claims Adjustment
R-	Reinsurance Ceding
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

14. Debt

The Company has an outstanding liability for borrowed money in the amount of $4,852 and $1,987 as of December 31, 2006 and 2005, respectively, due to participation in dollar reverse repurchase agreements. The company enters reverse dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received.

49

Statutory-Basis Financial

Statement Schedules

Peoples Benefit Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2006

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$205,181	$213,142	$205,181
States, municipalities and political subdivisions	47,047	47,272	47,047
Foreign governments	32,695	35,561	32,695
Public utilities	238,728	247,888	238,728
All other corporate bonds	2,922,262	2,954,574	2,922,262
Unaffiliated preferred stocks	234,690	253,337	234,690

Total fixed maturities	3,680,603	3,751,774	3,680,603
Equity securities
Unaffiliated common stocks:
Industrial, miscellaneous and all other	2,877	3,850	3,850

Total equity securities	2,877	3,850	3,850
Mortgage loans on real estate	547,963		547,963
Real estate	2,999		2,999
Policy loans	147,617		147,617
Other long-term investments	322,024		322,024
Cash and short-term investments	(10,696)		(10,696)

Total investments	$4,693,387		$4,694,360

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and other than temporary impairments and adjusted for amortization of premiums or accrual of discounts.

50

Peoples Benefit Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2006
Individual life	$362,940	$—	$6,271	$62,423	$28,113	$47,795	$33,468
Individual health	19,628	2,213	3,377	15,299	1,663	10,982	6,415	$15,246
Group life and health	582,520	13,439	23,489	93,310	44,158	(30,779)	90,580	113,276
Annuity	2,223,115	—	—	786,386	204,904	747,473	247,917

	$3,188,203	$15,652	$33,137	$957,418	$278,838	$775,471	$378,380

Year ended December 31, 2005
Individual life	$366,199	$—	$7,091	$62,282	$26,727	$47,661	$11,806
Individual health	18,306	2,497	3,502	16,421	1,534	11,518	3,308	$16,494
Group life and health	646,367	19,954	29,546	136,425	44,742	99,354	50,475	134,542
Annuity	2,443,637	—	1	672,658	222,277	702,048	211,479

	$3,474,509	$22,451	$40,140	$887,786	$295,280	$860,581	$277,068

Year ended December 31, 2004
Individual life	$375,624	$—	$7,200	$68,958	$27,403	$53,127	$85,054
Individual health	16,618	2,731	4,513	18,330	1,365	13,350	5,573	$18,297
Group life and health	656,347	16,106	36,197	204,360	42,763	147,026	66,508	135,993
Annuity	2,592,840	—	—	629,391	218,997	751,096	100,088

	$3,641,429	$18,837	$47,910	$921,039	$290,528	$964,599	$257,223

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

51

Peoples Benefit Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2006
Life insurance in force	$9,283,332	$5,219,896	$179,925	$4,243,361	4%

Premiums:
Individual life	$77,354	$15,585	$654	$62,423	1%
Individual health	15,246	61	114	15,299	1%
Group life and health	113,276	14,699	(5,267)	93,310	(6)%
Annuity	786,386	—	—	786,386	—

	$992,262	$30,345	$(4,499)	$957,418	—

Year ended December 31, 2005
Life insurance in force	$9,065,012	$5,046,843	$1,652,481	$5,670,650	29%

Premiums:
Individual life	$75,440	$14,427	$1,269	$62,282	2%
Individual health	16,494	187	114	16,421	1%
Group life and health	134,542	16,799	18,682	136,425	14%
Annuity	672,658	—	—	672,658	0%

	$899,134	$31,413	$20,065	$887,786	2%

Year ended December 31, 2004
Life insurance in force	$9,096,026	$5,012,082	$1,800,618	$5,884,562	31%

Premiums:
Individual life	$74,758	$13,938	$8,138	$68,958	12%
Individual health	18,297	222	255	18,330	1%
Group life and health	135,993	20,434	88,801	204,360	43%
Annuity	629,378	—	13	629,391	0%

	$858,426	$34,594	$97,207	$921,039	11%

52

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Monumental Life Insurance Company

Years Ended December 31, 2006, 2005 and 2004

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Monumental Life Insurance Company (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2006. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statement of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2006.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2006 Monumental Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 2 to the financial statements, in 2005 Monumental Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 13, 2007

1

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Cash (overdraft), cash equivalents and short-term investments	$(769)	$387,247
Bonds:
Affiliated entities	37,078	22,247
Unaffiliated	14,130,614	15,182,153
Preferred stocks:
Affiliated entities	1,565	1,565
Unaffiliated	985,408	22,397
Common stocks:
Affiliated entities (cost: 2006 - $14,918; 2005 - $12,347)	217,745	119,600
Unaffiliated (cost: 2006 - $29,951; 2005 - $74,367)	38,201	88,780
Mortgage loans on real estate	2,010,968	2,109,817
Real estate at cost, less allowance for depreciation (2006 - $1,376; 2005 - $1,306):
Properties held for sale	5,193	5,224
Investment properties	1,237	(384)
Policy loans	337,829	333,585
Receivable for securities	187	6,489
Other invested assets	820,887	780,943

Total cash and invested assets	18,586,143	19,059,663
Premiums deferred and uncollected	179,647	177,500
Accrued investment income	278,856	251,536
Federal income tax recoverable	55,612	27,361
Net deferred income tax asset	64,385	82,053
Receivable from parent, subsidiaries and affiliates	240,793	230,282
Cash surrender value of life insurance policies	63,682	61,318
Investment broker receivable	1,819	21,985
Reinsurance receivable	138,212	1,793
Other assets	27,896	41,326
Separate account assets	261,060	267,261

Total admitted assets	$19,898,105	$20,222,078

2

	December 31
	2006	2005
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,610,538	$5,188,470
Annuity	3,606,507	3,840,287
Accident and health	371,182	221,526
Policy and contract claim reserves:
Life	38,688	37,853
Accident and health	124,470	100,967
Liability for deposit-type contracts	2,122,684	2,954,012
Other policyholders’ funds	5,989	6,224
Remittances and items not allocated	5,065	20,110
Borrowed money	126,065	1,206
Reinsurance in unauthorized companies	3,283	2,880
Municipal reverse repurchase agreements	97,827	97,359
Asset valuation reserve	204,475	201,489
Interest maintenance reserve	105,528	112,120
Funds held under reinsurance agreements	6,014,248	6,091,779
Payable for securities	20,217	7,236
Payable to affiliates	105,575	11,037
Transfers from separate accounts due or accrued	(728)	(1,164)
Derivatives	32,215	3,845
Other liabilities	167,237	172,611
Separate account liabilities	261,060	267,261

Total liabilities	19,022,125	19,337,108
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 7,444 issued and outstanding	5,583	5,583
Class B common stock, $750 par value, 10,000 shares authorized, 2,803 issued and outstanding	2,102	2,102
Surplus notes	160,000	160,000
Paid-in surplus	209,934	211,752
Unassigned surplus	498,361	505,533

Total capital and surplus	875,980	884,970

Total liabilities and capital and surplus	$19,898,105	$20,222,078

See accompanying notes.

3

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Revenue
Premiums and other considerations, net of reinsurance:
Life	$400,164	$381,398	$475,631
Annuity and other deposit-type funds	372,678	417,472	486,352
Accident and health	453,392	452,358	374,210
Net investment income	1,081,391	968,852	905,342
Amortization of interest maintenance reserve	3,387	1,934	(2,775)
Commissions and expense allowances on reinsurance ceded	157,891	214,452	148,269
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291	1,052	1,203
Reserve adjustments on reinsurance ceded	127,275	157,995	1,244,500
Coinsurance reserve recapture	—	—	569,344
Consideration on reinsurance transaction	291,426	—	—
Other income	7,767	7,824	19,022

	2,895,662	2,603,337	4,221,098
Benefits and expenses
Benefits paid or provided for:
Life and accident and health benefits	434,138	464,752	386,205
Surrender benefits	713,790	834,241	938,804
Other benefits	277,643	239,410	221,882
Increase (decrease) in aggregate reserves for policies and contracts:
Life	422,069	245,633	(41,948)
Annuity	(233,779)	(86,562)	(313,603)
Accident and health	149,656	45,614	32,787

	1,763,517	1,743,088	1,224,127
Insurance expenses:
Commissions	359,809	237,657	278,362
General insurance expenses	220,067	195,645	207,975
Taxes, licenses and fees	46,822	33,349	37,461
Net transfers to (from) separate accounts	1,083	(216,669)	(10,755)
Reinsurance reserve adjustment	189,652	169,884	125,975
Reinsurance transaction initial consideration	—	—	1,374,554
Funds withheld ceded investment income	338,259	229,945	115,789
Reinsurance reserve recapture	—	5,384	582,226
Experience refunds	(83,698)	(76,612)	(33,930)
Other	10,900	9,017	(47,678)

	1,082,894	587,600	2,629,979

Total benefits and expenses	2,846,411	2,330,688	3,854,106

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains (losses) on investments	49,251	272,649	366,992
Dividends to policyholders	1,451	1,487	1,564

Gain from operations before federal income tax expense and net realized capital gains (losses) on investments	47,800	271,162	365,428
Federal income tax expense (benefit)	(44,202)	5,548	65,925

Gain from operations before net realized capital gains (losses) on investments	92,002	265,614	299,503
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	62,813	(13,335)	28,509

Net income	$154,815	$252,279	$328,012

See accompanying notes.

4

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2004	$5,583	$2,102	$—	$205,697	$884,872	$1,098,254
Net income	—	—	—	—	328,012	328,012
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	88,054	88,054
Change in nonadmitted assets	—	—	—	—	63,748	63,748
Change in surplus as a result of reinsurance	—	—	—	—	45,630	45,630
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(2,570)	(2,570)
Change in asset valuation reserve	—	—	—	—	(64,411)	(64,411)
Dividends to stockholders	—	—	—	—	(710,000)	(710,000)
Issuance of surplus notes	—	—	160,000	—	—	160,000
Change in net deferred income tax asset	—	—	—	—	(85,194)	(85,194)
Change in reserve on account of change in valuation basis	—	—	—	—	23,504	23,504
Cancellation of stock in connection with statutory merger	—	—	—	—	(9,202)	(9,202)
Tax benefit on stock options exercised	—	—	—	—	20	20
Contributed surplus related to stock appreciation rights of indirect parent	—	—	—	858	—	858

Balance at December 31, 2004	5,583	2,102	160,000	206,555	562,463	936,703
Cumulative effect of change in accounting principle	—	—	—	—	1,258	1,258
Net income	—	—	—	—	252,279	252,279
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	44,886	44,886
Change in nonadmitted assets	—	—	—	—	(43,888)	(43,888)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	2,393	2,393
Change in net deferred income tax asset	—	—	—	—	49,541	49,541
Change in asset valuation reserve	—	—	—	—	(39,432)	(39,432)
Dividends to stockholders	—	—	—	—	(255,000)	(255,000)
Change in surplus as a result of reinsurance	—	—	—	—	(68,999)	(68,999)
Tax benefit on stock options exercised	—	—	—	—	32	32
Contributed surplus related to stock appreciation rights of indirect parent	—	—	—	5,197	—	5,197

Balance at December 31, 2005	5,583	2,102	160,000	211,752	505,533	884,970

5

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2005	$5,583	$2,102	$160,000	$211,752	$505,533	$884,970
Cumulative effect of change in accounting principle	—	—	—	—	(8,979)	(8,979)
Net income	—	—	—	—	154,815	154,815
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	122,827	122,827
Change in net unrealized foreign exchange capital gains/losses	—	—	—	—	(100)	(100)
Change in nonadmitted assets	—	—	—	—	(44,620)	(44,620)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(403)	(403)
Change in net deferred income tax asset	—	—	—	—	16,905	16,905
Change in asset valuation reserve	—	—	—	—	(2,986)	(2,986)
Dividends to stockholders	—	—	—	—	(190,000)	(190,000)
Change in surplus as a result of reinsurance	—	—	—	—	(54,631)	(54,631)
Tax benefit on stock options exercised	—	—	—	53	—	53
Change in surplus related to stock appreciation rights of indirect parent	—	—	—	(1,871)	—	(1,871)

Balance at December 31, 2006	$5,583	$2,102	$160,000	$209,934	$498,361	$875,980

See accompanying notes.

6

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Operating activities
Premiums collected, net of reinsurance	$1,207,499	$1,238,111	$1,337,761
Net investment income	1,122,340	973,143	895,959
Modco reserve adjustment	—	—	1,244,500
Consideration on reinsurance recaptured	—	—	569,344
Miscellaneous income (expense)	539,807	421,475	(1,045)
Benefit and loss related payments	(1,402,223)	(2,157,954)	(1,488,035)
Net transfers to separate, segregated accounts and protected cell amounts	18,589	678,648	379,358
Commissions, expenses paid and aggregate write-ins for deductions	(1,089,354)	(851,258)	(2,032,034)
Dividends paid to policyholders	(1,530)	(1,422)	(1,525)
Federal income taxes paid	(5,832)	(53,063)	(59,084)

Net cash provided by operating activities	389,296	247,680	845,199
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	6,765,533	5,332,160	7,024,194
Stocks	156,305	49,831	35,770
Mortgage loans	388,605	604,558	548,723
Real estate	854	449	12,735
Other invested assets	114,157	56,087	182,516
Miscellaneous proceeds	82,337	18,601	59,456

Total investment proceeds	7,507,791	6,061,686	7,863,394
Cost of investments acquired:
Bonds	(6,509,091)	(6,358,257)	(8,338,589)
Stocks	(262,357)	(52,803)	(43,177)
Mortgage loans	(295,010)	(383,050)	(295,645)
Real estate	(1,267)	(360)	(902)
Other invested assets	(180,705)	(156,520)	(174,905)
Miscellaneous applications	(24)	(79,370)	(29,205)

Total cost of investments acquired	(7,248,454)	(7,030,360)	(8,882,423)
Net (increase) decrease in policy loans	(3,940)	(4,093)	834

Net cost of investments acquired	(7,252,394)	(7,034,453)	(8,881,589)

Net cash provided by (used in) investing activities	255,397	(972,767)	(1,018,195)

7

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Financing and miscellaneous activities
Proceeds from issuance of surplus notes	$—	$—	$160,000
Borrowed funds received	124,258	1,200	—
Net deposits on deposit-type contracts and other insurance liabilities	(1,008,304)	(437,828)	729,699
Net change in reinsurance on deposit-type contracts and other insurance liabilities	(551,070)	(757,524)	(1,175,075)
Dividends to stockholders	(190,000)	(255,000)	(710,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(73,094)	1,940,878	1,948,477
Funds held under coinsurance	(3,734)	74,591	(563,647)
Other cash provided (used)	669,235	571,288	(344,397)

Net cash provided by (used in) financing and miscellaneous activities	(1,032,709)	1,137,605	45,057

Net increase (decrease) in cash (overdraft), cash equivalents and short-term investments	(388,016)	412,518	(127,939)
Cash (overdraft), cash equivalents and short-term investments:
Beginning of year	387,247	(25,271)	102,668

End of year	$(769)	$387,247	$(25,271)

See accompanying notes.

8

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company and is wholly owned by Capital General Development Corporation (CGDC). CGDC is an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

Pension Life Insurance Company of America (Pension) was merged with the Company effective October 1, 2004. Pension was a wholly-owned subsidiary of Academy Life Insurance Company (Academy), an affiliate, prior to the merger. Under the plan of merger, the Company is the surviving corporation and in exchange for its agreement to merge Pension into the Company, Academy received the fair market value consideration in exchange for its Pension stock. Pension stock was deemed cancelled upon the merger. The fair market value consideration was determined to be $9,202 and agreement of the fair value was reached with the Missouri Insurance Department, the state of domicile of Academy.

The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities, and surplus of Pension were carried forward to the merged company. The consideration paid to Academy for the cancellation of the Pension stock was reflected as a reduction to the surplus of the Company and included in the statement of changes in capital and surplus.

9

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Summarized unaudited financial information for the Company and Pension presented separately for periods prior to the merger are as follows:

Nine Months Ended September 30
2004
Revenues:
Company	$3,922,142
Pension	3,412

Combined	$3,925,554

Net income (loss):
Company	$236,492
Pension	(609)

Combined	$235,883

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria for an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

11

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses on a statutory basis include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

12

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

13

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not expected to be realizable.

Surplus Notes: Surplus notes are reported as capital and surplus rather than as liabilities as would be required under GAAP.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

14

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of a 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are carried at the GAAP basis equity in the underlying net assets and the net unrealized capital gains (losses) are reported in unassigned surplus.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

15

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary; the mortgage loan is written down to realizable value and a realized loss is recognized.

Real estate occupied by the Company is reported at cost less allowances for depreciation. Real estate for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed principally by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these interests based on its interest in the underlying GAAP equity of the investee. The Company recognized impairment write-downs for its investments in joint ventures and limited partnerships of $8,925, $75, and $1,613 for years ended December 31, 2006, 2005, and 2004, respectively. These write-downs are included in net realized capital gains/losses within the statement of operations.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $65,720 and $75,553 at December 31, 2006 and 2005, respectively, is net of the reserve of $49,923 and $51,315, respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance, or violates the provisions of the loan contract.

Participation securities, notes receivable and options are carried at amortized cost.

16

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Effective January 1, 2006, investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. Prior to 2006, LIHTC were valued at GAAP equity.

Other “admitted assets” are valued principally at cost, as required or permitted by Maryland Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

The carrying amounts of all investments are reviewed on an ongoing basis for deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2006 and 2005, the Company excluded investment income due and accrued for bonds in default of $67 and $555, respectively, with respect to such practices. There were no amounts excluded for mortgage loans or real estate for either 2006 or 2005.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the market value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

17

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre- determined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the hedged instrument. For cross currency swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 futures and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and fair value adjustments are recorded to unassigned surplus.

18

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Capped floating rate commercial mortgage loans and interest rate caps that are designated as hedges and meet hedge accounting rules are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, generally a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The carrying value of derivative instruments is reflected in either the other invested assets or the derivatives (liability) line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2006 and 2005, derivatives in the amount of $32,215 and $3,845, respectively, were reflected as a liability within the financial statements.

19

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company invests in domestic corporate debt securities denominated in US dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk on domestic corporate or emerging market debt through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short-dated transactions. Should a credit event occur, the Company may deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expenses. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements consist of two types: guaranteed indexed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Separate account asset performance different than guaranteed index requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at estimated fair value.

The Company received variable contract premiums of $1,104, $7,653, and $10,552 in 2006, 2005, and 2004, respectively. In addition, the Company received $291, $1,052, and $1,203 in 2006, 2005, and 2004, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

20

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. Except for certain acquired business, the direct business issued prior to October, 1964 does not provide for this modification. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business from company mergers occurring in 2004, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners’ Standard Ordinary Mortality Tables, the 1912, 1941, and 1961 Standard Industrial Mortality Tables, the 1960 Commissioners’ Standard Group Mortality Table, and the American Men, Actuaries, and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 7.25 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

21

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits, or changes in reserves in the statement of operations.

22

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal reverse repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claim and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company’s divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2006 and December 31, 2005 was $1,457 and $1,128, respectively.

23

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company incurred $5,817 and paid $5,487 of claim adjustment expenses during 2006, of which $1,823 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 and 2006, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded a (benefit) expense of $(2,163), $5,197, and $858 for the years ended December 31, 2006, 2005, and 2004, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $292 for year ended December 31, 2006. There was no income tax effect for years ended December 31, 2005 and 2004.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored LIHTC properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $8,979 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. As a result of this change, the Company reported a cumulative effect of a change of accounting principle that increased unassigned surplus by $1,258 at January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

For fixed maturity securities (including preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit quality, and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Policy loans: The fair value of policy loans are assumed to equal their carrying amount.

Derivative financial instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price. The estimated fair values of swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The carrying amount of these items is included in the liability section of the balance sheet.

Credit default swaps: The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

Investment contract liabilities: Fair values for the Company’s liabilities under investment-type contracts, which include GICs and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Separate account assets and annuity liabilities: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Surplus notes and borrowed money: Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The fair value of borrowed money is assumed to equal their carrying amount.

Receivable from/payable to parent, subsidiaries, and affiliates: The carrying amount of receivable from/payable to affiliates approximate their fair value.

Fair values for the Company’s insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash, cash equivalents and short-term investments	$(769)	$(769)	$387,247	$387,247
Bonds, other than affiliates	14,130,614	14,372,727	15,182,153	15,550,318
Preferred stocks, other than affiliates	985,408	1,003,306	22,397	24,057
Common stock, other than affiliates	38,201	38,201	88,780	88,780
Mortgage loans on real estate	2,010,968	2,125,304	2,109,817	2,274,233
Derivative financial instruments:
Credit default swaps	(274	1,831	(370)	1,609
Interest rate swaps	(32,632)	40,653	(4,120)	(66,414)
Options	691	691	645	645
Policy loans	337,829	337,829	333,585	333,585
Receivable from parent, subsidiaries, and affiliates	240,793	240,793	230,282	230,282
Separate account assets	261,060	261,060	267,261	267,261
Liabilities
Investment contract liabilities	10,847,212	10,711,045	12,004,401	11,752,344
Borrowed money	126,065	126,065	1,206	1,206
Payable to affiliates	105,575	105,575	11,037	11,037
Separate account annuity reserve liabilities	243,176	243,176	237,637	237,570

28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$602,692	$9,684	$6,060	$1,164	$605,152
State, municipal and other government	404,865	47,201	1,383	142	450,541
Public utilities	917,246	43,851	8,259	4,304	948,534
Industrial and miscellaneous	8,337,373	260,795	91,683	23,664	8,482,821
Mortgage and other asset-backed securities	3,868,438	35,748	11,100	7,407	3,885,679

	14,130,614	397,279	118,485	36,681	14,372,727
Preferred stocks	985,408	30,183	10,539	1,747	1,003,306

	$15,116,022	$427,462	$129,024	$38,428	$15,376,033

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2005
Bonds:
United States Government and agencies	$388,148	$2,885	$4,179	$242	$386,612
State, municipal and other government	403,887	49,244	12,841	1,072	439,218
Public utilities	842,842	58,658	1,422	5,770	894,308
Industrial and miscellaneous	9,370,118	396,310	24,863	74,308	9,667,257
Mortgage and other asset-backed securities	4,177,158	31,421	36,012	9,644	4,162,923

	15,182,153	538,518	79,317	91,036	15,550,318
Preferred stocks	22,397	1,660	—	—	24,057

	$15,204,550	$540,178	$79,317	$91,036	$15,574,375

The Company held bonds and preferred stocks at December 31, 2006 with a carrying value of $44,311 and amortized cost of $44,390 that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2006 and 2005, respectively, for securities that have been in a continuous loss position for greater than or equal to twelve months, the Company held 685 and 379 securities with a carrying value of $3,489,491 and $1,236,841 and an unrealized loss of $129,024 and $79,317 with an average price of 96.3 and 93.6 (NAIC market value/amortized cost). Of this portfolio, 95.0% and 88.8% were investment grade with associated unrealized losses of $118,452 and $42,783, respectively.

At December 31, 2006 and 2005, respectively, for securities that have been in a continuous loss position less than twelve months, the Company held 432 and 603 securities with a carrying value of $2,354,858 and $4,331,391 and an unrealized loss of $38,428 and $91,036 with an average price of 98.4 and 97.9 (NAIC market value/amortized cost). Of this portfolio, 94.0% and 92.5% was investment grade with associated unrealized losses of $29,005 and $77,630, respectively.

At December 31, 2006 and 2005, the Company’s banking sector portfolio reported $26,002 and $22,953, respectively, in unrealized losses. Management believes that the fundamentals of the banking sector continue to be solid and is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in the Company’s portfolio is also large and of high quality, based on credit agency ratings. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high at 97%. It is management’s belief that the unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2006 or 2005.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally financial condition, near term prospects of the issuer,

30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2006 and 2005 are as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2006
Bonds:
United States Government and agencies	$232,587	$87,100	$319,687
State, municipal and other government	28,997	14,439	43,436
Public utilities	197,492	219,125	416,617
Industrial and miscellaneous	2,192,159	1,439,964	3,632,123
Mortgage and other asset-backed securities	474,462	441,714	916,176
Preferred stocks	234,768	114,088	348,856

	$3,360,465	$2,316,430	$5,676,895

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2005
Bonds:
United States Government and agencies	$176,556	$19,805	$196,361
State, municipal and other government	19,987	46,951	66,938
Public utilities	40,567	219,886	260,453
Industrial and miscellaneous	587,951	2,729,224	3,317,175
Mortgage and other asset-backed securities	332,453	1,224,488	1,556,941
Preferred stocks	—	—	—

	$1,157,514	$4,240,354	$5,397,868

The carrying amounts and estimated fair values of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

	Carrying Amount	Estimated Fair Value
Due in one year or less	$222,013	$221,600
Due one through five years	3,616,079	3,657,643
Due five through ten years	2,894,882	2,905,126
Due after ten years	3,529,201	3,702,679

	10,262,175	10,487,048
Mortgage and other asset-backed securities	3,868,439	3,885,679

	$14,130,614	$14,372,727

A detail of net investment income is presented below:

	Year Ended December 31
	2006	2005	2004
Bonds	$889,319	$843,314	$783,109
Preferred stock	67,659	2,173	2,299
Common stocks	1,255	5,332	3,545
Mortgage loans	148,891	170,825	194,578
Real estate	2,351	1,828	3,208
Policy loans	22,166	21,337	21,718
Derivative instruments	(37,724)	(63,297)	(86,379)
Cash, cash equivalents, and short-term investments	17,298	6,710	1,729
Other investment income	21,920	30,193	28,371

Gross investment income	1,133,135	1,018,415	952,178
Less investment expenses	51,744	49,563	46,836

Net investment income	$1,081,391	$968,852	$905,342

32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stock and related gross realized gains and losses were as follows:

	Year Ended December 31
	2006	2005	2004
Proceeds	$7,634,315	$5,352,987	$7,025,174

Gross realized gains	$69,294	$99,731	$116,679
Gross realized losses	(75,710)	(51,656)	(85,910)

Net realized gains	$(6,416)	$48,075	$30,769

For the years ended December 31, 2006, 2005, and 2004, gross realized losses include $20,655, $19,236, and $25,031, respectively, which relate to losses recognized on other than temporary declines in the market value of fixed maturities.

Gross unrealized gains and gross unrealized losses on common stock, including the stock of affiliated entities, are as follows:

	December 31
	2006	2005
Unrealized gains	$215,711	$124,610
Unrealized losses	(4,635)	(2,944)

Net unrealized gains	$211,076	$121,666

33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Net realized capital gains (losses) on investments are summarized below:

	Year Ended December 31
	2006	2005	2004
Bonds	$(4,112)	$44,007	$30,572
Common stocks	13,192	3,704	4,069
Preferred stocks	(2,304)	4,068	197
Mortgage loans on real estate	(4,374)	379	(851)
Real estate	(2)	(1,925)	(1,372)
Derivatives	16,162	(37,934)	(18,301)
Other invested assets	63,150	17,172	35,359

	81,712	29,471	49,673
Federal income tax effect	(22,104)	(28,626)	(8,440)
Transfer to interest maintenance reserve	3,205	(14,180)	(12,724)

Net realized capital gains (losses) on investments	$62,813	$(13,335)	$28,509

At December 31, 2006, 2005, and 2004, the Company had recorded investments in restructured securities of $30,882, $6,422, and $67,151, respectively. There were no capital losses taken as a result of such restructurings during 2006, 2005, and 2004. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2006 and 2005, there were no bonds or stocks held by the Company for which any impairment would have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There are no commitments to lend additional funds to debtors owing receivables.

34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The change in net unrealized capital gains and losses on investments were as follows:

	Year Ended December 31
	2006	2005	2004
Bonds	$51,468	$(55,787)	$42,779
Common stocks	89,410	66,385	54,466
Preferred stocks	1,948	301	4,631
Mortgage loans on real estate	—	—	—
Derivatives	(29,386)	43,054	(13,151)
Other invested assets	4,543	(18,999)	(16,459)

Change in net unrealized capital gains/losses	$117,983	$34,954	$72,266

At December 31, 2006, investments with an aggregate carrying amount of $9,607 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such state regulatory authorities, as required by statute.

During 2006 and 2005, an impairment loss of $10 and $185, respectively, was taken on Parkway Land Tract, an investment property located in Cary, North Carolina, to write the book value down to the current fair value. During 2005, an impairment loss of $1,900 was taken on Madison Ave Corporate Center, a foreclosure property located in Memphis, Tennessee, to write down the book value to the current fair value. The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. The impairment amounts were reflected as realized losses in the statement of operations.

35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company’s investments in mortgage loans principally involve commercial real estate. During 2006, the respective maximum and minimum lending rates for mortgage loans were 6.78% and 5.51% for commercial loans and 6.94% and 6.94% for agricultural loans. During 2006, the Company did not reduce interest rates on any outstanding mortgages. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated, during the year ended December 31, 2006 at the time of origination was 75%. Mortgage loans with a carrying amount of $225 were non-income producing for the previous 180 days. Accrued interest of $22 related to these mortgage loans was excluded from investment income at December 31, 2006. Taxes, assessments and other amounts advanced not included in the mortgage loan total were $17 at December 31, 2006.

The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgages to carry fire insurance equal to the value of the underlying property.

At December 31, 2006 and 2005, the Company did not hold any impaired loans with a related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2006 or 2005. The average recorded investment in impaired loans during 2006 was $1,786.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $10 of interest expense on impaired loans for year ended December 31, 2006. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2005 or 2004. The Company did not recognize any interest income on a cash basis for years ended December 31, 2006, 2005, or 2004.

During 2006 and 2005, mortgage loans of $2,313 and $2,827, respectively, were foreclosed or acquired by deed and transferred to real estate. There were no such foreclosures or acquisitions during 2004. At December 31, 2006 and 2005, the Company held a mortgage loan loss reserve in the AVR of $40,661 and $37,983, respectively. The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Geographic Distribution			Property -Type Distribution
	December 31			December 31
	2006	2005		2006	2005
Pacific	27%	24%	Office	35%	40%
South Atlantic	26	29	Retail	28	26
Middle Atlantic	17	18	Industrial	16	15
Mountain	9	8	Apartment	10	7
East North Central	8	9	Agricultural	4	6
West South Central	5	4	Other	4	3
East South Central	4	4	Residential	2	2
New England	2	2	Medical	1	1
West North Central	2	2

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap contracts. An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments.

37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2006 and 2005, the Company had replicated assets with a fair value of $308,124 and $373,759, respectively, and credit default swaps with a fair value of $2,105 and $1,979, respectively. During the years ended December 31, 2006, 2005, and 2004, the Company did not recognize any capital losses related to replication transactions.

The Company manages credit default risk on domestic corporate or emerging market debt through the purchase of credit default swaps. As the buyer of default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded to unassigned surplus in the financial statements.

38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead. As of December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive and negative fair value amounted to $167,052 and ($83,366), respectively.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

At December 31, 2006 and 2005, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2006	2005
Derivative securities:
Swaps:
Receive fixed – pay floating	$6,076,147	$5,232,273
Receive fixed – pay fixed	15,000	—
Receive floating – pay fixed	4,205,821	4,199,452
Receive floating – pay floating	2,641,331	3,271,606

39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company may enter into futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the account as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains (losses) since they are effectively settled daily through the variation account. When a futures contract closes, the account recognizes a final daily realized gain or loss which effectively closes the transaction and, if any, the Company’s cost basis. The Company recognized net realized gains (losses) from futures contracts in the amount of $3,287, $(1,292), and $2,962, for the years ended December 31, 2006, 2005, and 2004, respectively.

Open futures contracts at December 31, 2006 and 2005, are as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2006:
161	S&P 500 March 2007 Futures	$54,455	$54,440
December 31, 2005:
153	S&P 500 March 2006 Futures	$46,649	$45,779

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 29 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2006, 2005, and 2004, none of the Company’s cash flow hedges were discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

For the years ended December 31, 2006, 2005, and 2004, the Company has recorded $9,377, $12,609, and $23 respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2006, 2005, or 2004 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

5. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2006	2005	2004
Direct premiums	$2,094,835	$1,968,892	$2,095,512
Reinsurance assumed – non affiliates	36,198	71,607	64,941
Reinsurance assumed – affiliates	2,116	5,286	8,288
Reinsurance ceded – non affiliates	(321,493)	(360,023)	(283,559)
Reinsurance ceded – affiliates	(585,422)	(434,534)	(548,989)

Net premiums earned	$1,226,234	$1,251,228	$1,336,193

The Company received reinsurance recoveries in the amount of $250,469, $222,985, and $279,453 during 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $29,773 and $21,632, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2006 and 2005 of $14,093,558 and $13,531,885, respectively, of which $13,892,361 and $13,244,482, respectively, were ceded to affiliates.

41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

At December 31, 2006 and 2005, amounts recoverable from unaffiliated unauthorized reinsurers totaled $3,872 and $3,220, respectively, and reserve credits for reinsurance ceded totaled $77,477 and $127,869, respectively. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $20,268 and $18,529 at December 31, 2006 and 2005, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. The net amount of reduction in surplus at December 31, 2006 if all reinsurance agreements were cancelled is $31,958.

The Company entered into an agreement with an unaffiliated company to assume an inforce block of life and health business effective September 1, 2006. The Company received reinsurance consideration of $20,785 and established reserves approximately equal to the consideration, resulting in no gain or loss on the transaction.

The Company assumed the risks previously reinsured by Global Premier Reinsurance Company (GPRe), an affiliate, from an unaffiliated company effective December 31, 2006. The Company paid a reinsurance commission expense allowance of $4,282 and established reserves of $2,880, resulting in a pre-tax loss of $7,162 that has been included in the statement of operations.

The Company assumed the risks previously reinsured by GPRe from an unaffiliated company effective December 31, 2006. The Company paid a reinsurance commission expense allowance of $22,332 and established reserves of $17,802, resulting in a pre-tax loss of $40,134 that has been included in the statement of operations.

The Company entered into an agreement with an unaffiliated company to assume an inforce block of life and health business effective December 31, 2006. The Company received reinsurance consideration of $270,641, paid a commission expense allowance of $131,339 and established reserves approximately equal to the reinsurance consideration received, resulting in a pre-tax loss of $131,339 that has been included in the statement of operations.

During 2004, the Company recaptured the business it had ceded to Transamerica Occidental Life Insurance Company, an affiliate. The Company received $569,344 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $582,226 related to the recapture has been reported as an expense.

42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

On July 1, 2004, the Company entered into an agreement with London Life and Manulife Reinsurance LTD to cede an inforce block of life insurance on a coinsurance and modified coinsurance basis. The Company paid $1,374,554 as consideration and transferred reserves on a modified coinsurance basis of $1,158,554 and coinsurance basis of $216,000. The gain on inception was reflected as a separate item in surplus. During 2006, 2005, and 2004, $28,632, $42,999, and $3,770, respectively, of deferred gain related to this reinsurance agreement has been amortized into earnings with a corresponding charge directly to unassigned surplus.

The Company previously entered into a reinsurance treaty with Transamerica International Reinsurance Ireland, Ltd., an unauthorized affiliate, to cede new production on a block of funding agreements. As a result of this transaction, the Company had a liability for funds withheld under reinsurance of $5,876,714 and $5,965,066 at December 31, 2006 and 2005, respectively.

During 2000, the Company ceded a block of inforce business to a non-affiliate. As a result of this transaction, $130,000 was credited directly to unassigned surplus. This transaction had no overall impact to the Company’s net income, although certain components of the statement of operations were affected. During 2002, the Company amended the agreement which resulted in an additional $80,000 being credited directly to unassigned surplus. During 2006, 2005, and 2004, $26,000 of deferred gain related to this reinsurance agreement has been amortized annually into earnings with a corresponding charge directly to unassigned surplus.

43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The components of deferred taxes are as follows:

	December 31
	2006	2005
Deferred income tax assets:
Nonadmitted assets	$5,310	$4,181
Tax basis deferred acquisition costs	98,414	96,602
Reserves	173,015	149,012
Tax ceding commissions	5,662	4,109
Unrealized capital losses	40,885	61,739
Deferred intercompany losses	18,683	14,480
Other	15,616	25,169

Total deferred income tax assets	357,585	355,292
Nonadmitted deferred tax assets	238,957	199,640

Admitted deferred tax assets	118,628	155,652
Deferred income tax liabilities:
Section 807(f) adjustments	4,194	3,561
Partnerships/real estate	6,764	27,200
Deferred intercompany gains	12,102	10,217
Unrealized capital gains	27,237	32,012
Derivatives	2,773	—
Other	1,173	609

Total deferred income tax liabilities	54,243	73,599

Net admitted deferred tax asset	$64,385	$82,053

The change in net deferred income tax assets are as follows:

	December 31
	2006	2005	Change
Total deferred tax assets	$357,585	$355,292	$2,293
Total deferred tax liabilities	54,243	73,599	19,356

Net deferred tax asset	$303,342	$281,693	21,649

Tax effect of unrealized gains/(losses)			(4,744)

Change in net deferred income tax			$16,905

44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

	December 31
	2005	2004	Change
Total deferred tax assets	$355,292	$300,366	$54,926
Total deferred tax liabilities	73,599	78,146	4,547

Net deferred tax asset	$281,693	$222,220	59,473

Tax effect of unrealized gains/(losses)			(9,932)

Change in net deferred income tax			$49,541

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2006	2005	2004
Income tax computed at the federal statutory rate (35%)	$16,730	$94,907	$127,900
Ceding commission amortization	(1,030)	(1,030)	(1,030)
Deferred acquisition costs – tax basis	1,669	(349)	725
Dividends received deduction	(6,192)	(1,604)	(142)
Reinsurance transactions	(19,121)	(24,149)	15,971
Investment income items	2,491	(8,188)	1,912
Limited partnership book / tax difference	(12,825)	(25,232)	(12,717)
Low income housing credits	(42,547)	(31,438)	(30,208)
Prior year over accrual	(6,116)	(12,584)	(17,643)
Tax reserve valuation	25,110	24,544	(16,399)
Other	(2,371)	(9,329)	(2,444)

Federal income tax expense (benefit)	$(44,202)	$5,548	$65,925
Change in net deferred income taxes	16,905	49,541	(85,194)

Total statutory income taxes	$(61,107)	$(43,993)	$151,119

For federal income tax purposes, the Company joins in a consolidated income tax return filing with other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income. At December 31, 2005, the life subgroup had no loss carryforwards. A tax return has not yet been filed for 2006.

45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

Income taxes incurred during 2005 and 2004 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses are $286,973, and $280,054, respectively. There are no income taxes available for recoupment for 2006.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made during 2005 in the amount of $251,735, which reduced the PSA balance to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction in net earnings due to this distribution.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 2000. The examination fieldwork for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax provisions.

7. Annuity and Deposit Type Contracts

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2006 and 2005.

For the year ended 2006, premiums for life participating policies were $5,112. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,451 to policyholders and did not allocate any additional income to such policyholders.

46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Annuity and Deposit Type Contracts (continued)

A portion of the Company’s policy reserves and other policyholders’ funds relate to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2006		2005
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with market value adjustment	$1,497,303	7%	$3,259,963	16%
Subject to discretionary withdrawal at book value less surrender charge of 5% or more	339,940	2	404,484	2
Subject to discretionary withdrawal at fair value	99,162	1	92,941	1

Total with adjustment or at market value	1,936,405	10	3,757,388	19
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	1,262,327	6	1,433,504	7
Not subject to discretionary withdrawal	16,602,404	84	15,035,036	74

Total annuity reserves and deposit fund liabilities - before reinsurance	19,801,136	100%	20,225,928	100%

Less reinsurance ceded	13,785,495		13,159,120

Net annuity reserves and deposit fund liabilities	$6,015,641		$7,066,808

Included in the liability for deposit-type contracts at December 31, 2006 and 2005 are approximately $436,276 and $430,455, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2006, the contractual maturities were: 2007 - $0; 2008 - $84,982; 2009 - $326,417; 2010 - $24,877 2011 - $0; and thereafter - $0.

47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts

The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are bought by the Company and held within the separate account. The assets in the accounts, carried at estimated fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$—	$4,500	$4,500

Reserves for separate accounts as of December 31, 2006 with assets at:
Market value	$144,013	$—	$99,162	$243,175
Amortized cost	—	—	—	—

Total	$144,013	$—	$99,162	$243,175

Reserves by withdrawal characteristics as of December 31, 2006:
With market value adjustment	$144,013	$—	$—	$144,013
At market value	—	—	99,162	99,162
Not subject to discretionary withdrawal	—	—	—	—

Total	$144,013	$—	$99,162	$243,175

48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts (continued)

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$—	$7,653	$7,653

Reserves for separate accounts as of December 31, 2005 with assets at:
Market value	$144,696	$—	$92,941	$237,637
Amortized cost	—	—	—	—

Total	$144,696	$—	$92,941	$237,637

Reserves by withdrawal characteristics as of December 31, 2005:
With market value adjustment	$123,997	$—	$—	$123,997
At market value	—	—	92,941	92,941
Not subject to discretionary withdrawal	20,699	—	—	20,699

Total	$144,696	$—	$92,941	$237,637

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$—	$19,601	$19,601

Reserves for separate accounts as of December 31, 2004 with assets at:
Market value	$699,571	$—	$151,577	$851,148
Amortized cost	—	—	—	—

	$699,571	$—	$151,577	$851,148

Reserves by withdrawal characteristics as of December 31, 2004:
With market value adjustment	$679,218	$—	$—	$679,218
At market value	—	—	151,577	151,577
Not subject to discretionary withdrawal	20,353	—	—	20,353

Total	$699,571	$—	$151,577	$851,148

49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2006	2005	2004
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$1,104	$7,653	$10,552
Transfers from separate accounts	(21)	(224,322)	(21,307)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$1,083	$(216,669)	$(10,755)

9. Policy and Contract Attributes

Reserves on the Company’s traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date.

At December 31, 2006 and 2005, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$26,350	$20,965	$5,385
Ordinary direct renewal business	204,400	59,740	144,660
Group life direct business	5,331	1,807	3,524
Credit direct business	(67)	—	(67)
Reinsurance ceded	(13,473)	—	(13,473)

Total life and annuity	222,541	82,512	140,029
Accident and health:
Direct	39,992	—	39,992
Reinsurance ceded	(374)	—	(374)

Total accident and health	39,618	—	39,618

	$262,159	$82,512	$179,647

50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2005
Life and annuity:
Ordinary direct first year business	$29,361	$21,206	$8,155
Ordinary direct renewal business	202,159	59,314	142,845
Group life direct business	2,922	747	2,175
Credit direct business	18	—	18
Reinsurance ceded	(12,110)	—	(12,110)

Total life and annuity	222,350	81,267	141,083
Accident and health:
Direct	36,684	—	36,684
Reinsurance ceded	(267)	—	(267)

Total accident and health	36,417	—	36,417

	$258,767	$81,267	$177,500

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Heath Contracts. At December 31, 2006 and 2005, the Company had insurance in force aggregating $8,521,388 and $7,601,622, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Maryland Insurance Administration. The Company established policy reserves of $96,627 and $81,394 to cover these deficiencies at December 31, 2006 and 2005, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Policy and Contract Attributes (continued)

During 2004, the Company received approval from the Maryland Insurance Administration to destrengthen reserves on traditional whole life and limited payment life plans to the minimum valuation bases required by Maryland valuation law. This caused a decrease in reserves of $23,504, which was credited directly to unassigned surplus. There was no reserve destrengthening in 2006 or 2005.

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Maryland, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the lesser of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2007, without the prior approval of insurance regulatory authorities, is $86,829.

The Company paid dividends in cash to its stockholders of $190,000, $255,000, and $710,000 in 2006, 2005, and 2004, respectively, which were approved by the Maryland Insurance Administration.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Securities Lending

The Company participates in an agent managed securities lending program. The Company receives collateral equal to 102/105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 102/105 percent of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, is at least equal to 102/105 percent of the fair value of the loaned securities. The program requirements restrict collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels. At December 31, 2006 and 2005, the value of securities loaned amounted to $1,176,973 and $582,607, respectively.

12. Capital Structure

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote.

During 2004, the Company received $117,168 from CDGC and $42,832 from AEGON USA, Inc. (AEGON), both affiliates, in exchange for surplus notes. These notes are due 20 years from the date of issuance and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2006 and 2005 is as follows:

December 31, 2006:

Date Issued	Interest Rate	Original Amount of Notes	Balance Out-standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
December 23, 2004	6.0%	$117,168	$117,168	$7,030	$13,630	$586
December 23, 2004	6.0	42,832	42,832	2,570	4,983	214

Total		$160,000	$160,000	$9,600	$18,613	$800

53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Capital Structure (continued)

December 31, 2005:

Date Issued	Interest Rate	Original Amount of Notes	Balance Out-standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
December 23, 2004	6.0%	$117,168	$117,168	$6,600	$6,600	$586
December 23, 2004	6.0	42,832	42,832	2,413	2,413	214

Total		$160,000	$160,000	$9,013	$9,013	$800

As of December 31, 2004, there was no interest paid or accrued on either of the outstanding surplus notes.

13. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the Statement of Financial Accounting Standards No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five consecutive years of employment. Pension expense aggregated $6,201, $5,802, and $5,379 for the years ended December 31, 2006, 2005, and 2004, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $2,372, $2,414, and $2,662 for the years ended December 31, 2006, 2005, and 2004, respectively.

54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Retirement and Compensation Plans (continued)

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,007, $1,098, and $1,117, for the years ended December 31, 2006, 2005, and 2004, respectively.

14. Related Party Transactions

At December 31, 2006 and 2005, the Company had the following investments in subsidiaries representing related parties:

	December 31
	2006	2005
Bonds:
Malibu Loan Fund LTD	$37,078	$22,247
Preferred stocks:
Malibu Loan Fund LTD	1,565	1,565
Common stocks:
Ammest Realty Corporation	—	1,191
Real Estate Alternative Portfolio 3A Inc	1,382	830
Peoples Benefit Life Insurance Company	216,363	117,579

	256,388	143,412
Other invested assets:
Capital Liberty Limited Partnership	286,462	266,968

	$542,850	$386,568

55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Related Party Transactions (continued)

The Company’s investment in Capital Liberty Limited Partnership (CLLP) is represented by a limited partnership interest. As of December 31, 2006, the Company has a 99% interest CLLP. CLLP, in turn, owns 100% of the preferred stock and 20% of the common stock of Peoples Benefit Life Insurance Company (Peoples), an affiliate of the Company. The statutory-basis capital and surplus of Peoples was $833,204, $703,720, and $615,052 at December 31, 2006, 2005, and 2004, respectively. The preferred stock of Peoples provides CLLP preference in liquidation of Peoples up to a total value of $549,600. CLLP records its investment in Peoples at the liquidation value of the preferred stock, but not in excess of the total capital and surplus of Peoples. The Company’s carrying value of CLLP increased in 2006, 2005, and 2004 due to an increase in the total capital and surplus of Peoples.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between AEGON companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2006, 2005, and 2004, the Company paid $53,519, $53,942, and $56,011, respectively, for these services, which approximates their costs to the affiliates.

At December 31, 2006, the Company reported $70,743, excluding short-term intercompany notes receivable, as due from parent, subsidiary, and affiliated companies. The Company also reported $44,575 as due to parent, subsidiary, and affiliated companies. Terms of settlement require that these amounts be settled within 90-days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2006, 2005, and 2004, the Company paid net interest of $1,632, $969, and $479, respectively, to affiliates.

56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Related Party Transactions (continued)

At December 31, 2006, the Company has two short-term notes receivable from Transamerica Corporation of $49,800 and $20,600. These notes are due on or before June 22, 2007 and December 28, 2007, respectively, and bear interest at 5.06% and 5.25%, respectively. The Company has three short-term notes receivable from Stonebridge Life Insurance Company of $13,300, $2,000 and $18,600 which are due by December 19, December 20 and December 28, 2007, respectively. All of these notes bear interest at 5.25%. At December 31, 2006 and 2005, the Company had a short-term note receivable from CGDC of $65,000, bearing interest at 4.23%. This note was repaid in February of 2007. The three short-term notes receivable from AEGON totaling $80,200 outstanding at December 31, 2005 and due on various dates in December 2006 were all repaid in the first quarter of 2006. The Company also has a long-term note receivable from Bankers Financial Life Insurance Company of $750 which bears interest at 6%.

At December 31, 2006, the Company has two short-term notes payable to Transamerica Occidental Life Insurance Company of $44,800 and $16,200 which are due by December 27 and December 29, 2007, respectively. Both notes bear interest at 5.25%. The Company had no short-term notes payable to affiliates at December 31, 2005.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2006 and 2005, the cash surrender value of these policies was $63,682 and $61,318, respectively.

57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

15. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
Bolinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H/Life	C,CA,R,B,P,U	$85,684

Coverdell & Company 1718 Peachtree St. NW Suite 276 Atlanta, GA 30309	58-1604660	No	Group/ Individual A&H Group Life	Partial Admin	65,253

Direct Response Admin Services, Inc. 7930 Century Blvd. Chanhassen, MN 55317-8001	41-1714043	No	Group/ Individual A&H Group Life	Partial Admin	23,080

Total					$174,017

C-	Claims Payment
CA-	Claims Adjustment
R-	Reinsurance Ceding
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

16. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $41,312,295 as of December 31, 2006. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future funding requirements that would have a material impact on reported financial results.

At December 31, 2006 and 2005, the Company has entered into multiple agreements with commitment amounts of $48,675 and $148,675, respectively, for which it was paid a fee to provide standby liquidity asset purchase agreements. The Company believes the chance of draws under the agreements is minimal. Any advances that would be made under these agreements would be repaid with interest.

During 2006 and 2005, the Company has provided guarantees for the performance of a noninsurance subsidiary that was involved in guaranteed sales of investments in LIHTC partnerships. These partnerships are partially or majority owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investors’ capital accounts covered by the transactions was $157,266 and $112,849 at December 31, 2006 and 2005, respectively. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. Accordingly, the Company believes the chance of having to make material payments under the guarantee is remote.

At December 31, 2006, the Company has mortgage loan commitments of $63,300 and contingent commitments of $195,476 to joint ventures, partnerships and limited liability companies, which include LIHTC commitments of $128,611.

59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

16. Commitments and Contingencies (continued)

At December 31, 2006 and 2005, the net amount of securities being acquired (sold) on a “to be announced” (TBA) basis was $40 and $(3,996), respectively.

The Company may pledge assets as collateral for transactions involving funding agreements and reverse repurchase agreements. At December 31, 2006, the Company had pledged invested assets with a carrying value and market value of $49,472 and $50,022, respectively, in conjunction with these transactions. At December 31, 2005, the Company has pledged invested assets with a carrying value and fair value of $86,299 and $88,617, respectively, in conjunction with these transactions. Cash in the amount of $32,644 and $5,110 and securities in the amount of $33,205 and $30,557, were posted to the Company as of December 31, 2006 and 2005, respectively, which were not included in the financials of the Company. A portion of the cash posted to the Company was reposted as collateral by the Company in the amount of $5,205 as of December 31, 2006.

The Company is a party to legal proceedings incidental to its business, including class actions. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $6,690 and $6,703 at December 31, 2006 and 2005, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $626, $607, and $961 for the years ended December 31, 2006, 2005, and 2004, respectively.

60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

17. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $124,731 and a market value of $125,213 were subject to dollar reverse repurchase agreements. At December 31, 2005, securities with a book value of $1,212 and a market value of $1,204 were subject to dollar reverse repurchase agreements. These securities had an average interest rate of 5.78%.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company has recorded liabilities of $97,827 and $97,359 for these agreements as of December 31, 2006 and 2005, respectively. The reverse repurchase agreements are collateralized by government agency securities with book values of $102,680 and $100,823 as of December 31, 2006 and 2005, respectively. These securities have maturity dates that range from 2008 to 2025 and have a weighted average interest rate of 6.2%.

The Company has an outstanding liability for borrowed money in the amount of $126,065 and $1,206 as of December 31, 2006 and 2005, respectively due to participation in dollar reverse repurchase agreements. The Company enters dollar reverse repurchase agreements which securities are delivered to the counterparty once adequate collateral has been received.

During 2006, 2005, and 2004, the Company sold $91, $1,010, and $2,266, respectively, of agent balances without recourse to an affiliated company. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliated company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as nonadmitted receivables. Receivables in the amount of $2,053 were nonadmitted as of December 31, 2006.

61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

17. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2006 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds:
NAIC 4	1	$1,051	$1,119	$60
NAIC 5	1	428	428	1

18. Subsequent events

Subsequent to year end, the Company entered into an agreement to recapture life reserves ceded under a coinsurance/modified coinsurance agreement from Manulife Reins Ltd. As a result of the transaction, the Company received $70,857 of recapture consideration through the release of the funds withheld liability related to the coinsured reserve and reduced the reserves ceded $70,857 for no gain or loss. In addition, reserves retained on the Company’s balance sheet of $951,338 ceded under a modified coinsurance agreement were also recaptured at no gain or loss.

Subsequent to year end, the Company entered in an agreement to recapture life reserves ceded under a coinsurance/modified coinsurance agreement from London Life Reinsurance Company. As a result of the transaction, the Company received $29,143 of recapture consideration through the release of the funds withheld liability related to the coinsured reserve and reduced the reserves ceded $29,143 for no gain or loss. In addition, reserves retained on the Company’s balance sheet of $391,276 ceded under a modified coinsurance agreement were also recaptured at no gain or loss.

62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

18. Subsequent events (continued)

The Company has redomesticated to an Iowa life insurance company from a Maryland life insurance company effective April 1, 2007. Under the Restated Articles of Incorporation and Redomestication, the Company possesses and shall continue to posses all privileges, franchises and powers to the same extent as if it had been originally incorporated under the laws of the State of Iowa and the Company’s initial date of authorization as an insurer in Maryland of March 5, 1858 was preserved The state of Iowa has adopted the accounting practices prescribed by the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual and therefore the affects of the redomestication on the accounting practices used by the Company are expected to be immaterial.

63

Statutory-Basis

Financial Statement Schedules

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2006

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States government and government agencies and authorities	$608,055	$610,433	$608,055
States, municipalities and political subdivisions	276,953	282,197	276,953
Foreign governments	367,540	410,106	367,540
Public utilities	917,246	948,534	917,246
All other corporate bonds	11,960,820	12,121,457	11,960,820
Preferred stocks	985,408	1,003,306	985,408

Total fixed maturities	15,116,022	15,376,033	15,116,022
Equity securities
Common stocks:
Public utilities	—	—	—
Banks, trust and insurance	—	—	—
Industrial, miscellaneous and all other	29,951	38,201	38,201

Total equity securities	29,951	38,201	38,201
Mortgage loans on real estate	2,010,968		2,010,968
Real estate	6,430		6,430
Policy loans	337,829		337,829
Other long-term investments	820,887		820,887
Cash, cash equivalents and short-term investments	(769)		(769)

Total investments	$18,321,318		$18,329,568

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

65

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2006

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2006
Individual life	$5,477,498	$—	$34,535	$342,085	$313,116	$641,911	$479,872
Individual health	219,105	116,643	40,327	120,078	25,334	204,849	37,990	$124,002
Group life and health	150,734	17,740	88,137	391,393	13,825	240,502	207,438	418,361
Annuity	3,606,507	—	159	372,678	729,116	676,255	357,594

	$9,453,844	$134,383	$163,158	$1,226,234	$1,081,391	$1,763,517	$1,082,894

Year ended December 31, 2005
Individual life	$5,088,838	$—	$33,288	$327,449	$393,502	$530,195	$318,070
Individual health	163,903	24,988	28,433	122,113	13,964	91,219	45,283	$129,012
Group life and health	115,160	17,107	76,894	384,194	12,846	216,524	143,208	412,304
Annuity	3,840,287	—	205	417,472	548,540	905,150	81,039

	$9,208,188	$42,095	$138,820	$1,251,228	$968,852	$1,743,088	$587,600

Year ended December 31, 2004
Individual life	$4,853,878	$—	$42,631	$421,163	$355,376	$237,973	$1,650,599
Individual health	117,976	26,172	28,519	121,106	11,123	77,519	58,725	$128,329
Group life and health	103,744	16,979	75,104	307,570	13,626	161,386	145,725	438,114
Annuity	3,926,849	—	—	486,354	525,217	747,249	774,930

	$9,002,447	$43,151	$146,254	$1,336,193	$905,342	$1,224,127	$2,629,979

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

66

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2006

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2006
Life insurance in force	$61,270,842	$26,075,481	$10,207,102	$45,402,463	22%

Premiums:
Individual life	$659,396	$318,487	$1,176	$342,085	0%
Individual health	124,001	7,934	4,011	120,078	3%
Group life and health	418,361	33,233	6,265	391,393	2%
Annuity	893,077	547,261	26,862	372,678	7%

	$2,094,835	$906,915	$38,314	$1,226,234	3%

Year ended December 31, 2005
Life insurance in force	$62,650,888	$27,582,802	$209,202	$35,277,288	1%

Premiums:
Individual life	$659,721	$331,719	$(553)	$327,449	0%
Individual health	129,012	7,150	251	122,113	0%
Group life and health	412,304	39,676	11,566	384,194	3%
Annuity	767,855	416,012	65,629	417,472	16%

	$1,968,892	$794,557	$76,893	$1,251,228	6%

Year ended December 31, 2004
Life insurance in force	$63,465,404	$29,545,754	$512,463	$34,432,113	1%

Premiums:
Individual life	$655,074	$236,871	$2,960	$421,163	1%
Individual health	128,329	7,194	(29)	121,106	0%
Group life and health	438,114	130,660	116	307,570	0%
Annuity	873,995	457,823	70,182	486,354	14%

	$2,095,512	$832,548	$73,229	$1,336,193	5%

67

FINANCIAL STATEMENTS

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Year Ended December 31, 2006

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Financial Statements

Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Contract Owners

of the Marquee Variable Annuity,

Peoples Benefit Life Insurance Company

We have audited the accompanying statements of assets and liabilities of certain subaccounts of Peoples Benefit Life Insurance Company Separate Account V (comprised of the Fidelity – VIP Money Market, Fidelity – VIP Equity-Income, Fidelity – VIP Growth, Fidelity – VIP Asset Manager, Dreyfus VIF – Growth and Income, Dreyfus VIF – Quality Bond, T. Rowe Price Equity Income, T. Rowe Price New America Growth, T. Rowe Price International Stock, OpCap Managed, and OpCap Small Cap subaccounts), which are available for investment by contract owners of the Marquee Variable Annuity, as of December 31, 2006, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the mutual funds’ transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Peoples Benefit Life Insurance Company Separate Account V, which are available for investment by contract owners of the Marquee Variable Annuity at December 31, 2006, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

March 15, 2007

A member firm of Ernst & Young Global Limited

1

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Assets and Liabilities

December 31, 2006

	Fidelity - VIP Money Market Subaccount	Fidelity - VIP Equity-Income Subaccount	Fidelity - VIP Growth Subaccount	Fidelity - VIP Asset Manager Subaccount
Assets
Investment in securities:
Number of shares	3,455,434.770	148,588.171	93,544.953	79,297.837

Cost	$3,455,435	$3,322,542	$2,990,286	$1,073,505

Investments in mutual funds, at net asset value	$3,455,435	$3,893,010	$3,355,457	$1,245,769
Receivable for units sold	3	25	25	3

Total assets	3,455,438	3,893,035	3,355,482	1,245,772

Liabilities
Payable for units redeemed	—	—	—	—

	$3,455,438	$3,893,035	$3,355,482	$1,245,772

Net Assets:
Deferred annuity contracts terminable by owners	$3,455,438	$3,893,035	$3,355,482	$1,245,772

Total net assets	$3,455,438	$3,893,035	$3,355,482	$1,245,772

Accumulation units outstanding:
“A” Units - M&E - 0.80%	124,361	5,881	5,760	6,916

“B” Units - M&E - 1.40%	114,034	121,549	127,029	55,957

Accumulation units value:
“A” Units - M&E - 0.80%	$14.99360	$33.21881	$28.35085	$21.37609

“B” Units - M&E -1.40%	$13.95046	$30.42123	$25.12956	$19.62092

See accompanying notes.

2

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Assets and Liabilities

December 31, 2006

	Dreyfus VIF - Growth and Income Subaccount	Dreyfus VIF - Quality Bond Subaccount	T. Rowe Price Equity Income Subaccount	T. Rowe Price New America Growth Subaccount

Assets
Investment in securities:
Number of shares	92,293.225	95,043.547	162,827.547	84,160.958

Cost	$1,902,601	$1,092,981	$3,231,585	$1,681,816

Investments in mutual funds, at net asset value	$2,287,949	$1,067,339	$4,044,636	$1,811,144
Receivable for units sold	13	2	25	11

Total assets	2,287,962	1,067,341	4,044,661	1,811,155

Liabilities
Payable for units redeemed	—	—	—	—

	$2,287,962	$1,067,341	$4,044,661	$1,811,155

Net Assets:
Deferred annuity contracts terminable by owners	$2,287,962	$1,067,341	$4,044,661	$1,811,155

Total net assets	$2,287,962	$1,067,341	$4,044,661	$1,811,155

Accumulation units outstanding:
“A” Units - M&E - 0.80%	10,274	2,400	7,381	1,539

“B” Units - M&E - 1.40%	77,785	57,204	108,842	75,222

Accumulation units value:
“A” Units - M&E - 0.80%	$28.41849	$19.65890	$37.92190	$24.87382

“B” Units - M&E - 1.40%	$25.66026	$17.83367	$34.58899	$23.56852

See accompanying notes.

3

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Assets and Liabilities

December 31, 2006

	T. Rowe Price International Stock Subaccount	OpCap Managed Subaccount	OpCap Small Cap Subaccount
Assets
Investment in securities:
Number of shares	116,437.670	46,345.028	62,332.015

Cost	$1,626,300	$1,785,209	$1,725,913

Investments in mutual funds, at net asset value	$2,092,385	$1,922,392	$2,290,078
Receivable for units sold	—	8	23

Total assets	2,092,385	1,922,400	2,290,101

Liabilities
Payable for units redeemed	7	—	—

	$2,092,378	$1,922,400	$2,290,101

Net Assets:
Deferred annuity contracts terminable by owners	$2,092,378	$1,922,400	$2,290,101

Total net assets	$2,092,378	$1,922,400	$2,290,101

Accumulation units outstanding:
“A” Units - M&E - 0.80%	10,540	6,415	6,788

“B” Units - M&E - 1.40%	107,914	63,590	62,440

Accumulation units value:
“A” Units - M&E - 0.80%	$19.12526	$29.70561	$35.48243

“B” Units - M&E - 1.40%	$17.52138	$27.23452	$32.81952

See accompanying notes.

4

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Operations

Year Ended December 31, 2006

	Fidelity - VIP Money Market Subaccount	Fidelity - VIP Equity-Income Subaccount	Fidelity - VIP Growth Subaccount	Fidelity - VIP Asset Manager Subaccount
Net investment income (loss)
Income:
Dividends	$158,476	$121,837	$15,418	$39,994
Expenses:
Administrative, mortality and expense risk charge	35,338	50,730	49,920	18,195

Net investment income (loss)	123,138	71,107	(34,502)	21,799
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	—	441,456	—	—
Proceeds from sales	1,280,824	507,735	1,138,615	374,022
Cost of investments sold	1,280,824	469,938	1,345,373	367,320

Net realized capital gains (losses) on investments	—	479,253	(206,758)	6,702
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	—	481,533	(75,958)	124,437
End of period	—	570,468	365,171	172,264

Net change in unrealized appreciation/depreciation of investments	—	88,935	441,129	47,827

Net realized and unrealized capital gains (losses) on investments	—	568,188	234,371	54,529

Increase (decrease) in net assets from operations	$123,138	$639,295	$199,869	$76,328

See accompanying notes.

5

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Operations

Year Ended December 31, 2006

	Dreyfus VIF - Growth and Income Subaccount	Dreyfus VIF - Quality Bond Subaccount	T. Rowe Price Equity Income Subaccount	T. Rowe Price New America Growth Subaccount
Net investment income (loss)
Income:
Dividends	$18,248	$53,216	$60,245	$832
Expenses:
Administrative, mortality and expense risk charge	30,530	15,750	51,973	25,154

Net investment income (loss)	(12,282)	37,466	8,272	(24,322)
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	—	—	106,792	23,286
Proceeds from sales	686,605	342,877	526,737	342,499
Cost of investments sold	721,608	351,974	435,226	427,576

Net realized capital gains (losses) on investments	(35,003)	(9,097)	198,303	(61,791)
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	54,361	(26,683)	398,098	(61,491)
End of period	385,348	(25,642)	813,051	129,328

Net change in unrealized appreciation/depreciation of investments	330,987	1,041	414,953	190,819

Net realized and unrealized capital gains (losses) on investments	295,984	(8,056)	613,256	129,028

Increase (decrease) in net assets from operations	$283,702	$29,410	$621,528	$104,706

See accompanying notes.

6

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Operations

Year Ended December 31, 2006

	T. Rowe Price International Stock Subaccount	OpCap Managed Subaccount	OpCap Small Cap Subaccount
Net investment income (loss)
Income:
Dividends	$23,004	$37,481	$—
Expenses:
Administrative, mortality and expense risk charge	27,712	27,791	31,347

Net investment income (loss)	(4,708)	9,690	(31,347)
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	6,901	231,697	142,584
Proceeds from sales	569,777	685,667	749,132
Cost of investments sold	639,958	638,040	643,222

Net realized capital gains (losses) on investments	(63,280)	279,324	248,494
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	60,339	261,786	287,443
End of period	466,085	137,183	564,165

Net change in unrealized appreciation/depreciation of investments	405,746	(124,603)	276,722

Net realized and unrealized capital gains (losses) on investments	342,466	154,721	525,216

Increase (decrease) in net assets from operations	$337,758	$164,411	$493,869

See accompanying notes.

7

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	Fidelity - VIP Money Market Subaccount		Fidelity - VIP Equity-Income Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$123,138	$66,141	$71,107	$19,400
Net realized capital gains (losses) on investments	—	—	479,253	168,828
Net change in unrealized appreciation/ depreciation of investments	—	—	88,935	(53,093)

Increase (decrease) in net assets from operations	123,138	66,141	639,295	135,135
Contract transactions
Net contract purchase payments	261,677	6,593	28,847	6,953
Transfer payments from (to) other subaccounts or general account	789,106	677,910	73,151	(24,881)
Contract terminations, withdrawals, and other deductions	(969,324)	(1,961,697)	(376,499)	(1,213,717)
Contract maintenance charges	(2,243)	(2,496)	(2,498)	(2,828)

Increase (decrease) in net assets from contract transactions	79,216	(1,279,690)	(276,999)	(1,234,473)

Net increase (decrease) in net assets	202,354	(1,213,549)	362,296	(1,099,338)
Net assets:
Beginning of the period	3,253,084	4,466,633	3,530,739	4,630,077

End of the period	$3,455,438	$3,253,084	$3,893,035	$3,530,739

See accompanying notes.

8

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	Fidelity - VIP Growth Subaccount		Fidelity - VIP Asset Manager Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$(34,502)	$(34,760)	$21,799	$34,389
Net realized capital gains (losses) on investments	(206,758)	(1,068,712)	6,702	(109,932)
Net change in unrealized appreciation/ depreciation of investments	441,129	1,235,488	47,827	99,382

Increase (decrease) in net assets from operations	199,869	132,016	76,328	23,839
Contract transactions
Net contract purchase payments	16,053	6,305	1,200	1,990
Transfer payments from (to) other subaccounts or general account	(20,151)	(125,181)	12,315	(43,609)
Contract terminations, withdrawals, and other deductions	(911,699)	(1,533,152)	(352,538)	(834,671)
Contract maintenance charges	(3,172)	(3,849)	(868)	(1,032)

Increase (decrease) in net assets from contract transactions	(918,969)	(1,655,877)	(339,891)	(877,322)

Net increase (decrease) in net assets	(719,100)	(1,523,861)	(263,563)	(853,483)
Net assets:
Beginning of the period	4,074,582	5,598,443	1,509,335	2,362,818

End of the period	$3,355,482	$4,074,582	$1,245,772	$1,509,335

See accompanying notes.

9

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	Dreyfus VIF - Growth and Income Subaccount		Dreyfus VIF - Quality Bond Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$(12,282)	$557	$37,466	$31,868
Net realized capital gains (losses) on investments	(35,003)	(233,702)	(9,097)	(10,247)
Net change in unrealized appreciation/ depreciation of investments	330,987	261,887	1,041	(6,450)

Increase (decrease) in net assets from operations	283,702	28,742	29,410	15,171
Contract transactions
Net contract purchase payments	5,490	10,521	1,019	2,359
Transfer payments from (to) other subaccounts or general account	(149,582)	(65,640)	(41,542)	(178,647)
Contract terminations, withdrawals, and other deductions	(506,471)	(855,060)	(253,539)	(286,889)
Contract maintenance charges	(1,941)	(2,418)	(659)	(888)

Increase (decrease) in net assets from contract transactions	(652,504)	(912,597)	(294,721)	(464,065)

Net increase (decrease) in net assets	(368,802)	(883,855)	(265,311)	(448,894)
Net assets:
Beginning of the period	2,656,764	3,540,619	1,332,652	1,781,546

End of the period	$2,287,962	$2,656,764	$1,067,341	$1,332,652

See accompanying notes.

10

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	T. Rowe Price Equity Income Subaccount		T. Rowe Price New America Growth Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$8,272	$6,549	$(24,322)	$(28,913)
Net realized capital gains (losses) on investments	198,303	352,894	(61,791)	(208,766)
Net change in unrealized appreciation/depreciation of investments	414,953	(272,163)	190,819	281,596

Increase (decrease) in net assets from operations	621,528	87,280	104,706	43,917
Contract transactions
Net contract purchase payments	6,525	7,719	2,319	2,094
Transfer payments from (to) other subaccounts or general account	84,337	144,089	4,175	56,115
Contract terminations, withdrawals, and other deductions	(447,688)	(846,634)	(318,279)	(550,763)
Contract maintenance charges	(2,182)	(2,536)	(1,269)	(1,592)

Increase (decrease) in net assets from contract transactions	(359,008)	(697,362)	(313,054)	(494,146)

Net increase (decrease) in net assets	262,520	(610,082)	(208,348)	(450,229)
Net assets:
Beginning of the period	3,782,141	4,392,223	2,019,503	2,469,732

End of the period	$4,044,661	$3,782,141	$1,811,155	$2,019,503

See accompanying notes.

11

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	T. Rowe Price International Stock Subaccount		OpCap Managed Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$(4,708)	$4,484	$9,690	$(762)
Net realized capital gains (losses) on investments	(63,280)	(171,192)	279,324	264,356
Net change in unrealized appreciation/ depreciation of investments	405,746	445,812	(124,603)	(166,974)

Increase (decrease) in net assets from operations	337,758	279,104	164,411	96,620
Contract transactions
Net contract purchase payments	7,447	8,544	2,961	2,881
Transfer payments from (to) other subaccounts or general account	38,118	91,812	(6,744)	(9,578)
Contract terminations, withdrawals, and other deductions	(489,122)	(476,511)	(651,088)	(979,917)
Contract maintenance charges	(1,500)	(1,412)	(1,578)	(2,102)

Increase (decrease) in net assets from contract transactions	(445,057)	(377,567)	(656,449)	(988,716)

Net increase (decrease) in net assets	(107,299)	(98,463)	(492,038)	(892,096)
Net assets:
Beginning of the period	2,199,677	2,298,140	2,414,438	3,306,534

End of the period	$2,092,378	$2,199,677	$1,922,400	$2,414,438

See accompanying notes.

12

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	OpCap Small Cap Subaccount
	2006	2005
Operations
Net investment income (loss)	$(31,347)	$(35,381)
Net realized capital gains (losses) on investments	248,494	408,654
Net change in unrealized appreciation/depreciation of investments	276,722	(458,203)

Increase (decrease) in net assets from operations	493,869	(84,930)
Contract transactions
Net contract purchase payments	4,698	5,569
Transfer payments from (to) other subaccounts or general account	(120,950)	(52,987)
Contract terminations, withdrawals, and other deductions	(570,470)	(677,629)
Contract maintenance charges	(1,501)	(1,698)

Increase (decrease) in net assets from contract transactions	(688,223)	(726,745)

Net increase (decrease) in net assets	(194,354)	(811,675)
Net assets:
Beginning of the period	2,484,455	3,296,130

End of the period	$2,290,101	$2,484,455

See accompanying notes.

13

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Peoples Benefit Life Insurance Company Separate Account V (Mutual Fund Account) is a segregated investment account of Peoples Benefit Life Insurance Company (PBL), an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Mutual Fund Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Mutual Fund Account consists of eleven investment subaccounts (each a Series Fund and collectively the Series Funds). Each subaccount invests exclusively in the corresponding Portfolio (the Portfolio) of a Fund. Activity in these eleven subaccounts is available to contract owners of the Marquee Variable Annuity. Activity in the Variable Insurance Products Money Market Portfolio and the Variable Insurance Products Fund Asset Manager Portfolio are also available for investment by contract owners of the Personal Manager Variable Annuity, also issued by PBL. Activity in the International Stock Portfolio of the T. Rowe Price International Series, Inc. is also available for investment by contract owners of the Advisor’s Edge Variable Annuity and Advisor’s Edge Select Variable Annuity, also issued by PBL. The amounts reported herein represent the activity related to contract owners of the Marquee Variable Annuity only. The remaining multiple subaccounts (not included herein), are available to contract owners of the Prism Variable Annuity, Dimensional Variable Annuity, Advisor’s Edge Variable Annuity, Advisor’s Edge Select Variable Annuity, and Personal Manager Variable Annuity, also issued by PBL.

Subaccount Investment by Fund:
Variable Insurance Products Fund (VIP):
Fidelity - VIP Money Market Portfolio
Fidelity - VIP Equity-Income Portfolio
Fidelity - VIP Growth Portfolio
Fidelity - VIP Asset Manager Portfolio
Dreyfus Variable Investment Fund:
Dreyfus VIF - Growth and Income Portfolio
Dreyfus VIF - Quality Bond Portfolio
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Equity Income Portfolio
T. Rowe Price New America Growth Portfolio
T. Rowe Price International Series, Inc.:
T. Rowe Price International Stock Portfolio
PIMCO Advisors VIT
OpCap Managed Portfolio
OpCap Small Cap Portfolio

14

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Mutual Fund Account are invested in the portfolios of the Series Funds, as selected by the contract owner. Investments are stated at the closing net asset values per share as of December 31, 2006.

Realized gains and losses on sales of the Series Fund investments are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses on investments in the Series Funds are included in the Statements of Operations.

Dividend Income

Dividends received from the Series Funds investments are reinvested to purchase additional mutual fund shares.

15

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2006 were as follows:

	Purchases	Sales
Variable Insurance Products Fund (VIP):
Fidelity - VIP Money Market Portfolio	$1,483,359	$1,280,824
Fidelity - VIP Equity-Income Portfolio	743,213	507,735
Fidelity - VIP Growth Portfolio	185,000	1,138,615
Fidelity - VIP Asset Manager Portfolio	55,899	374,022
Dreyfus Variable Investment Fund:
Dreyfus VIF - Growth and Income Portfolio	21,806	686,605
Dreyfus VIF - Quality Bond Portfolio	85,579	342,877
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Equity Income Portfolio	282,710	526,737
T. Rowe Price New America Growth Portfolio	28,323	342,499
T. Rowe Price International Series, Inc.:
T. Rowe Price International Stock Portfolio	126,779	569,777
PIMCO Advisors VIT
OpCap Managed Portfolio	270,552	685,667
OpCap Small Cap Portfolio	171,987	749,132

16

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

3. Accumulation Units Outstanding

A summary of changes in accumulation units outstanding follows:

	Fidelity - VIP Money Market Subaccount	Fidelity - VIP Equity-Income Subaccount	Fidelity - VIP Growth Subaccount	Fidelity - VIP Asset Manager Subaccount	Dreyfus VIF - Growth and Income Subaccount
Units outstanding at January 1, 2005	327,640	188,159	243,818	129,913	157,275
Units purchased	463	284	294	112	464
Units redeemed and transferred	(95,236)	(51,069)	(74,088)	(49,183)	(42,420)

Units outstanding at December 31, 2005	232,867	137,374	170,024	80,842	115,319
Units purchased	17,750	1,045	662	64	226
Units redeemed and transferred	(12,223)	(10,989)	(37,897)	(18,033)	(27,486)

Units outstanding at December 31, 2006	238,394	127,430	132,789	62,873	88,059

	Dreyfus VIF - Quality Bond Subaccount	T. Rowe Price Equity Income Subaccount	T. Rowe Price New America Growth Subaccount	T. Rowe Price International Stock Subaccount	OpCap Managed Subaccount
Units outstanding at January 1, 2005	103,234	152,105	114,195	175,187	135,391
Units purchased	137	303	148	642	118
Units redeemed and transferred	(26,784)	(24,420)	(23,713)	(29,247)	(40,344)

Units outstanding at December 31, 2005	76,587	127,988	90,630	146,582	95,165
Units purchased	59	251	181	473	115
Units redeemed and transferred	(17,042)	(12,015)	(14,050)	(28,601)	(25,275)

Units outstanding at December 31, 2006	59,604	116,224	76,761	118,454	70,005

17

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31,2006

3. Accumulation Units Outstanding (continued)

OpCap Small Cap Subaccount
Units outstanding at January 1, 2005	120,550
Units purchased	208
Units redeemed and transferred	(28,923)

Units outstanding at December 31, 2005	91,835
Units purchased	146
Units redeemed and transferred	(22,753)

Units outstanding at December 31, 2006	69,228

18

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

4. Financial Highlights

The Mutual Fund Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
Fidelity - VIP Money Market
	12/31/2006	238,394	$14.99 to $13.95	$3,455,438	4.78%	0.80% to 1.40%	4.05% to 3.44%
	12/31/2005	232,867	14.41 to 13.49	3,253,084	2.92	0.80 to 1.40	2.22 to 1.62
	12/31/2004	327,640	14.10 to 13.27	4,466,633	1.21	0.80 to 1.40	0.40 to (0.19)
	12/31/2003	432,901	14.04 to 13.20	5,874,431	1.01	0.80 to 1.40	0.20 to (0.40)
	12/31/2002	592,957	14.01 to 13.35	8,037,954	1.71	0.80 to 1.40	0.89 to 0.29
Fidelity - VIP Equity-Income
	12/31/2006	127,430	33.22 to 30.42	3,893,035	3.27	0.80 to 1.40	19.24 to 18.54
	12/31/2005	137,374	27.86 to 25.66	3,530,739	1.88	0.80 to 1.40	5.03 to 4.41
	12/31/2004	188,159	26.52 to 24.58	4,630,077	1.79	0.80 to 1.40	10.64 to 9.99
	12/31/2003	283,911	23.97 to 22.35	6,350,299	1.98	0.80 to 1.40	29.30 to 28.53
	12/31/2002	370,743	18.54 to 17.39	6,455,380	2.12	0.80 to 1.40	(17.61) to (18.09)
Fidelity - VIP Growth
	12/31/2006	132,789	28.35 to 25.13	3,355,482	0.42	0.80 to 1.40	6.00 to 5.38
	12/31/2005	170,024	26.75 to 23.85	4,074,582	0.57	0.80 to 1.40	4.96 to 4.34
	12/31/2004	243,818	25.48 to 22.85	5,598,443	0.29	0.80 to 1.40	2.56 to 1.95
	12/31/2003	343,758	24.85 to 22.42	7,733,169	0.28	0.80 to 1.40	31.80 to 31.02
	12/31/2002	426,203	18.85 to 17.11	7,319,694	0.30	0.80 to 1.40	(30.66) to (31.07)
Fidelity - VIP Asset Manager
	12/31/2006	62,873	21.38 to 19.62	1,245,772	2.90	0.80 to 1.40	6.47 to 5.84
	12/31/2005	80,842	20.08 to 18.54	1,509,335	3.28	0.80 to 1.40	3.22 to 2.61
	12/31/2004	129,913	19.45 to 18.07	2,362,818	2.95	0.80 to 1.40	4.63 to 4.01
	12/31/2003	177,023	18.59 to 17.37	3,090,055	3.80	0.80 to 1.40	17.04 to 16.35
	12/31/2002	217,257	15.88 to 14.93	3,259,246	4.44	0.80 to 1.40	(9.45) to (9.99)
Dreyfus VIF - Growth and Income
	12/31/2006	88,059	28.42 to 25.66	2,287,962	0.78	0.80 to 1.40	13.61 to 12.94
	12/31/2005	115,319	25.01 to 22.72	2,656,764	1.32	0.80 to 1.40	2.53 to 1.93
	12/31/2004	157,275	24.40 to 22.29	3,540,619	1.17	0.80 to 1.40	6.61 to 5.98
	12/31/2003	219,992	22.88 to 21.03	4,662,522	0.81	0.80 to 1.40	25.57 to 24.82
	12/31/2002	290,712	18.22 to 16.85	4,929,099	0.57	0.80 to 1.40	(25.92) to (26.36)

19

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
Dreyfus VIF - Quality Bond
	12/31/2006	59,604	$19.66 to $17.83	$1,067,341	4.60%	0.80% to 1.40%	3.41% to 2.80%
	12/31/2005	76,587	19.01 to 17.35	1,332,652	3.53	0.80 to 1.40	1.67 to 1.07
	12/31/2004	103,234	18.70 to 17.17	1,781,546	3.97	0.80 to 1.40	2.55 to 1.94
	12/31/2003	149,289	18.24 to 16.84	2,522,531	3.86	0.80 to 1.40	4.11 to 3.49
	12/31/2002	231,951	17.52 to 16.27	3,781,692	5.00	0.80 to 1.40	6.91 to 6.28
T. Rowe Price Equity Income
	12/31/2006	116,224	37.92 to 34.59	4,044,661	1.56	0.80 to 1.40	18.03 to 17.33
	12/31/2005	127,988	32.13 to 29.48	3,782,141	1.53	0.80 to 1.40	3.10 to 2.49
	12/31/2004	152,105	31.16 to 28.76	4,392,223	1.50	0.80 to 1.40	14.00 to 13.33
	12/31/2003	191,629	27.34 to 25.38	4,879,780	1.68	0.80 to 1.40	24.50 to 23.77
	12/31/2002	220,220	21.96 to 20.51	4,532,470	1.51	0.80 to 1.40	(13.81) to (14.32)
T. Rowe Price New America Growth
	12/31/2006	76,761	24.87 to 23.57	1,811,155	0.05	0.80 to 1.40	6.48 to 5.85
	12/31/2005	90,630	23.36 to 22.27	2,019,503	0.00	0.80 to 1.40	3.65 to 3.03
	12/31/2004	114,195	22.54 to 21.61	2,469,732	0.05	0.80 to 1.40	10.00 to 9.35
	12/31/2003	165,171	20.49 to 19.76	3,266,705	0.00	0.80 to 1.40	34.03 to 33.24
	12/31/2002	217,061	15.29 to 14.83	3,221,708	0.00	0.80 to 1.40	(28.88) to (29.30)
T. Rowe Price International Stock
	12/31/2006	118,454	19.13 to 17.52	2,092,378	1.10	0.80 to 1.40	18.15 to 17.45
	12/31/2005	146,582	16.19 to 14.92	2,199,677	1.55	0.80 to 1.40	15.12 to 14.44
	12/31/2004	175,188	14.06 to 13.04	2,298,140	0.92	0.80 to 1.40	12.87 to 12.20
	12/31/2003	260,466	12.46 to 11.62	3,039,508	1.17	0.80 to 1.40	29.49 to 28.72
	12/31/2002	332,199	9.63 to 9.03	3,009,326	0.75	0.80 to 1.40	(18.94) to (19.42)
OpCap Managed
	12/31/2006	70,005	29.71 to 27.23	1,922,400	1.78	0.80 to 1.40	8.78 to 8.14
	12/31/2005	95,165	27.31 to 25.18	2,414,438	1.31	0.80 to 1.40	4.45 to 3.83
	12/31/2004	135,391	26.14 to 24.25	3,306,534	1.60	0.80 to 1.40	9.89 to 9.23
	12/31/2003	214,104	23.79 to 22.20	4,776,789	1.92	0.80 to 1.40	20.79 to 20.07
	12/31/2002	270,271	19.70 to 18.49	5,015,534	2.08	0.80 to 1.40	(17.54) to (18.03)
OpCap Small Cap
	12/31/2006	69,228	35.48 to 32.82	2,290,101	0.00	0.80 to 1.40	23.10 to 22.38
	12/31/2005	91,835	28.82 to 26.82	2,484,455	0.00	0.80 to 1.40	(0.74) to (1.32)
	12/31/2004	120,550	29.04 to 27.18	3,296,130	0.05	0.80 to 1.40	16.94 to 16.25
	12/31/2003	161,606	24.83 to 23.38	3,794,391	0.05	0.80 to 1.40	41.52 to 40.69
	12/31/2002	204,588	17.54 to 16.62	3,413,495	0.08	0.80 to 1.40	(22.26) to (22.72)

20

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Series Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying Series Fund in which the subaccounts invest.

**	These ratios represent the annualized contract expenses of the Mutual Fund Account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Series Fund are excluded.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying Series Fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

21

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

5. Administrative, Mortality, and Expense Risk Charge

An annual charge is deducted from the unit values of the subaccounts of the Mutual Fund Account for PBL’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund Account. An annual charge of .80% or 1.40% (depending on the death benefit selected) is assessed.

An administrative charge equal to .15% annually is deducted from the unit values of the subaccounts of the Mutual Fund Account. This charge is assessed daily by PBL. PBL also deducts an annual policy fee of $30 per contract. The annual policy fee is deducted proportionately from the subaccount’s accumulated value. These deductions represent reimbursement for the costs expected to be incurred over the life of the contract for issuing and maintaining each contract and the Mutual Fund Account.

6. Income Taxes

Operations of the Mutual Fund Account form a part of PBL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Mutual Fund Account are accounted for separately from other operations of PBL for purposes of federal income taxation. The Mutual Fund Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from PBL. Under existing federal income tax laws, the income of the Mutual Fund Account is not taxable to PBL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Mutual Fund Account, since the increase in the value of the underlying investment in the Series Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Mutual Fund Account. Consequently, a dividend distribution by the underlying Series Funds does not change either the accumulation unit price or equity values within the Mutual Fund Account.

22

MARQUEE VARIABLE ANNUITY

Issued by

Monumental Life Insurance Company

(Formerly issued by Peoples Benefit Life Insurance Company)

Supplement Dated October 1, 2007

to the

Prospectus dated May 1, 1999

Peoples Benefit Life Insurance Company was merged with and into Monumental Life Insurance Company on or about October 1, 2007. Monumental Life Insurance Company was incorporated under the laws of the State of Maryland on March 5, 1858 and redomesticated to the State of Iowa effective April 1, 2007. It is engaged in the sale of life and health insurance and annuity contracts. Monumental is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Monumental is licensed in all states, except New York. Monumental is also licensed in the District of Columbia, Guam and Puerto Rico

Effective October 1, 2007 Peoples Benefit Life Insurance Company Separate Account V changed its name to Separate Account VA CC.

Peoples Benefit Life Insurance Company and Monumental Life Insurance Company are affiliates. Please note that the merger will not affect your rights under your contract, there are no income tax consequences for you due to the merger, and you will not be charged any additional fees or expenses as a result of the merger. You may contact Monumental Life Insurance Company at (800) 525-6205.

The following hereby amends and to the extent inconsistent replaces, the corresponding Fee Table and Examples of the prospectus:

ANNUITY CONTRACT FEE TABLE AND EXPENSE EXAMPLES(1)

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the B Unit Contracts. The first table describes the fees and expenses that you will pay at the time that you buy the Contracts, surrender the Contracts, or transfer cash value between investment choices. State premium taxes may also be deducted, and excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account.

Contract Owner Transaction Expenses:
Sales Load Imposed On Purchases	None
Contingent Deferred Sales Load (surrender Charge)	6	%(2)
Exchange Fee	None

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contracts, not including portfolio fees and expenses.

Separate Account Annual Expenses
Annual Contract Fee	$30
Mortality and Expense Risk Charge (as a percent of assets in the Separate Account)	1.25%
Administrative Charge	0.15%
Total Separate Account Annual Expenses	1.40	%(3)

The next item shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2006 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Portfolio Annual Operating Expenses:
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.33%	1.05%

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, Contract fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2006, and the base Contract. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example	1 Year	3 Years	5 Years	10 Years
If the Contract is surrendered at the end of the applicable time period.	$812	$1142	$1436	$2508
If the Contract is annuitized at the end of the applicable time period or if you do not surrender your Contract.	$258	$794	$1249	$2508

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

(1)	The fee table applies only to the accumulation phase. During the income phase the fees may be different than those described in the Fee Table.

(2)

You may withdraw up to 10% of the Accumulated Value as of the last Contract Anniversary (10% of the initial Net Purchase Payment during the first Contract Year) once per Contract Year, or pursuant to a series of systematic withdrawals, without a surrender charge (the “Penalty Free Amount”). Additional withdrawals in excess of the Penalty Free Amount in the first Contract Year are subject to a 6% charge on the portion of the withdrawal that consists of Net Purchase Payments. The charge decreases one percentage point per year until after the sixth Contract Year, at which time there is no surrender charge. The total surrender charges assessed will not be greater than 8.5% of the Purchase Payments under the Contract.

(3)	Separate Account Annual Expenses are not charged against the General Account Guaranteed Options.

The following hereby amends and to the extent inconsistent replaces, INVESTMENT OPTIONS of the prospectus:

Market Timing and Disruptive Trading

Statement of Policy. This variable insurance product was not designed for the use of market timers frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs. Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other contract owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2

(2)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all contract owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing or disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some policy owner could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some contract owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

3

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such contract owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other contract owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Contract owners should be aware that we may not have the contractual ability or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, contract owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

Contract owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual contract owners, and to restrict or prohibit further purchases or transfers by specific contract owners identified by an underlying fund portfolio as violating the frequent trading policies established for that portfolio.

Omnibus Orders. Contract owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the

4

underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance contracts, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

The following hereby amends and to the extent inconsistent replaces, EXPENSES of the prospectus:

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive two types of payments:

•

Rule 12b-1 Fees. Effective on or about May 1, 2007 our affiliate Transamerica Capital, Inc. (“TCI”) replaced our affiliate AFSG Securities Corporation as principal underwriter for the contracts. TCI receives some or all of the 12b-1 fees from the funds. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.10% to 0.25% of the average daily assets of the certain portfolios attributable to the Contracts and to certain other variable insurance products that we and our affiliates issue.

•

Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, sub-adviser, administrator and/or distributor (or affiliates thereof) of the Portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment advisor or sub-advisor receives from the advisory fee deducted from Portfolio assets. Contract owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is based on a percentage of the assets of the particular Portfolios attributable to the Contract and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Monumental and TCI

Fund	Maximum Fee % of assets(1)
Fidelity Variable Insurance Products Fund	0.10%
Dreyfus Variable Investment Fund	0.30%
T. Rowe Price International Series, Inc.	0.15%
T. Rowe Price Equity Series, Inc.	0.15%

(1)

Payments are based on a percentage of the average assets of each Portfolio owned by the subaccounts available under this Contract and under certain other variable insurance products offered by our affiliates and us. We may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we provide.

Proceeds from certain of these payments by the Portfolios, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the contract, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the Portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Contracts, see “Distribution of the Contracts” in this Statement of Additional Information.

5

The following hereby amends and to the extent inconsistent replaces, FINANCIAL STATEMENTS of the prospectus:

The audited statutory-basis financial statements of Monumental Life Insurance Company and the audited financial statements of certain subaccounts of the Separate Account which are available for investment by Marquee Contract Owners (as well as the Independent Registered Public Accounting Firms’ Reports on them) are contained in the Statement of Additional Information.

The following hereby amends and to the extent inconsistent replaces, AUDITORS of the prospectus:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as Independent Registered Public Accounting Firm for Monumental Life Insurance Company and certain subaccounts which are available for investment by Marquee Contract Owners and audits their financial statements annually.

6

The following hereby amends, and to the extent inconsistent replaces, the corresponding Appendix A in the prospectus:

CONDENSED FINANCIAL INFORMATION

(For the period December 31, 1996 – December 31, 2006)

The accumulation unit values and the number of accumulation units outstanding for each subaccount from the date of inception are shown in the following tables.

1.40%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Fidelity – VIP Asset Manager – Initial Class Subaccount Inception Date July 20, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998	$ $ $ $ $ $ $ $ $	14.395317 14.028908 13.488179 11.593037 12.879567 13.617951 14.372785 13.118854 12.516116	$ $ $ $ $ $ $ $ $	15.235899 14.395317 14.028908 13.488179 11.593037 12.879567 13.617951 14.372785 13.118854	1,229.449 1,229.911 1,598.710 1,600.116 1,600.116 1,603.301 1,548.090 1,336.281 1,190.556
Fidelity – VIP Equity-Income – Initial Class Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	16.946059 16.230615 14.756999 11.481157 14.017647 14.956302 13.987323 13.338817 12.117415 14.525650	$ $ $ $ $ $ $ $ $ $	20.087701 16.946059 16.230615 14.756999 11.481157 14.017647 14.956302 13.987323 13.338817 12.117415	674.842 675.299 675.819 676.384 676.384 677.715 678.329 793.203 739.076 580.740
Fidelity – VIP Growth – Initial Class Subaccount Inception Date August 1, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	15.276635 14.640895 14.361290 10.961459 15.902773 19.583455 22.306384 16.457277 11.963939 15.337676	$ $ $ $ $ $ $ $ $ $	16.098290 15.276635 14.640895 14.361290 10.961459 15.902773 22.306384 22.306384 16.457277 11.963939	1,224.107 1,224.603 1,225.167 1,225.749 1,225.749 1,227.098 1,227.711 1,696.874 1,274.052 220.094
Fidelity – VIP Money Market – Initial Class Subaccount Inception Date July 20, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	12.096255 11.903805 11.926632 11.973970 11.939249 11.620147 11.082153 10.684027 11.452468 11.009500	$ $ $ $ $ $ $ $ $ $	12.512264 12.096255 11.903805 11.926632 11.973970 11.939249 11.620147 11.082153 10.684027 11.452468	1,309.527 1,309.949 37.294 37.321 37.321 37.383 165.662 694.936 0.000 0.000
Dreyfus VIF – Growth and Income Portfolio – Initial Class Subaccount Inception Date September 26, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	12.838894 12.595913 11.885157 9,521484 12.929911 13.926253 14.675541 12.731306 11.546258 17.831035	$ $ $ $ $ $ $ $ $ $	14.499704 12.838894 12.595913 11.885157 9.521484 12.929911 13.926253 14.675541 12.731303 11.546258	1,788.022 1,788.878 1,789.852 1,790.874 1,790.874 1,793.253 1,794.339 1,886.389 1,550.658 608.751

7

1.40%
Subaccount	Year	Beginning AUV		Ending AUV		# Units
Dreyfus VIF - Quality Bond Portfolio Initial Class Subaccount Inception Date November 18, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	14.470317 14.317481 14.045418 13.571317 12.769723 12.137378 11.067335 11.202551 10.768802 11.966133	$ $ $ $ $ $ $ $ $ $	14.875156 14.470317 14.317481 14.045418 13.571317 12.769723 12.137378 11.067335 11.202551 10.768802	1,442.123 1,442.683 1,642.365 1,643.490 1,643.490 1,646.055 1,647.211 1,648.341 1,307.039 147.184
T. Rowe Price Equity Income Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	18.267449 17.832440 15.727184 12.706940 14.831270 14.823004 13.294989 12.997761 12.084498 15.348235	$ $ $ $ $ $ $ $ $ $	21.433389 18.267449 17.823440 15.727184 12.706940 14.831270 14.823004 13.294989 12.997761 12.084498	958.628 959.264 4,752.331 4,754.204 4,754.204 4,758.763 4,760.817 4,879.334 4,553.519 591.446
T. Rowe Price International Stock Portfolio Subaccount Inception Date August 1, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	12.268873 11.035607 9.835736 7,640971 9.482676 12.362679 15.257102 11.603960 10.156554 11.801760	$ $ $ $ $ $ $ $ $ $	14.832864 12.628873 11.035607 9.835736 7.640971 9.482676 12.362679 15.257102 11.603960 10.156554	2,883.530 2,885.080 2,886.843 2,888.716 2,888.716 2,893.105 2,895.117 3,998.135 3,144.595 1,446.938
T. Rowe Price New America Growth Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	13.140298 12.753253 11.662876 8.753196 12.381378 14.242881 16.158538 14.531881 12.434974 17.641593	$ $ $ $ $ $ $ $ $ $	13.909433 13.140298 12.753253 11.662876 8.753196 12.381378 14.242881 16.158538 14.531881 12.434974	1,503.898 1,504.456 1,505.090 1,505.737 1,505.737 1,507.232 1,992.712 1,507.909 1,494.815 171.777
OpCap Managed Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	14.297109 13.769617 12.605643 10.498393 12.807691 13.658606 12.619752 12.187488 11.537140 16.851895	$ $ $ $ $ $ $ $ $ $	15.461195 12.297109 13.769617 12.605643 10.498393 12.807691 13.658606 12.619752 12.187488 11.537140	2,351.909 2,352.960 3,921.641 3,924.101 3,924.101 3,929.810 3,876.621 3,731.192 3,529.382 594.827
OpCap Small Cap Portfolio Subaccount Inception Date November 17, 1994	2006 2005 2004 2003 2002 2001 2000 1999 1998 1997	$ $ $ $ $ $ $ $ $ $	20.114208 20.383416 17.534029 12.463230 16.127325 10.617047 15.096685 10.966689 12.224404 13.52152	$ $ $ $ $ $ $ $ $ $	24.614889 20.114208 20.383416 17.534029 12.463230 16.127325 10.617047 15.096685 10.966689 12.224404	1,336.759 1,367.341 2,836.421 2,837528 2,837.528 2,840.167 3,434.783 2,847.356 2,752.708 212.793

8

MARQUEE VARIABLE ANNUITY

Issued by

Monumental Life Insurance Company

(Formerly issued by Peoples Benefit Life Insurance Company)

Supplement Dated October 1, 2007

to the

Statement of Additional Information dated May 1, 1999

The following hereby amends and to the extent inconsistent replaces, the corresponding DISTRIBUTION OF THE CONTRACTS of the Statement of Additional Information:

DISTRIBUTION OF THE CONTRACTS

Distribution and Principal Underwriting Agreement. Effective May 1, 2007, our affiliate, TCI, replaced our affiliate, AFSG, as principal underwriter for the contracts. We have entered into a principal underwriting agreement with our affiliate, TCI, for the distribution and sale of the Contracts.

The following hereby amends and to the extent inconsistent replaces, the corresponding FINANCIAL STATEMENTS of the Statement of Additional Information:

FINANCIAL STATEMENTS

The audited financial statements of certain subaccounts of the Separate Account which are available for investment by Marquee Contract Owners as of December 31, 2006, and for the periods indicated thereon, including the Report of Independent Registered Public Accounting Firm thereon, are included in this Statement of Additional Information.

The audited statutory-basis financial statements and schedules of Monumental Life Insurance Company and Peoples Benefit Life Insurance Company as of December 31, 2006, and 2005, and for each of the three years in the period ended December 31, 2006, including the Reports of Independent Registered Public Accounting Firm thereon, also are included in this Statement of Additional Information. They should be distinguished from the financial statements of the subaccounts of the Separate Account which are available for investment by Marquee Contract Owners and should be considered only as bearing on the ability of Monumental Life Insurance Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

The following hereby supplements and replaces the financial statements contained in the Statement of Additional Information for Separate Account VA CC (formerly Peoples Benefit Life Insurance Company Separate Account V (Marquee Variable Annuity Unit B).

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

The following tables show financial information after giving effect to the merger of Peoples Benefit Life Insurance Company and Monumental Life Insurance Company as though it had occurred on an earlier date (which we refer to as “pro forma” information).

The financial information is provided as of December 31, 2006 and for the year ended December 31, 2006. In presenting the pro forma balance sheet, we assumed the merger had occurred December 31, 2006. In presenting the pro forma income statement information, we assumed the merger had occurred January 1, 2006.

Proforma Unaudited Consolidated Statutory Balance Sheet

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

As of December 31, 2006

	MLIC	PBLIC	Elimination	December 31, 2006 Total
ASSETS
1. Bonds	$14,167,692,473	$3,445,913,250		$17,613,605,723
2. Stocks:
2.1 Preferred stocks	986,972,493	234,690,074		1,221,662,567
2.2 Common stocks	255,946,211	8,555,100	(216,362,456)	48,138,855
3. Mortgage loans on real estate:
3.1 First liens	2,010,968,027	547,962,924		2,558,930,951
3.2 Other than first liens	0	0		0
4. Real estate
4.1 Properties occupied by the company	0	0		0
4.2 Properties held for production of income	1,237,337	0		1,237,337
4.3 Properties held for sale	5,193,090	2,998,589		8,191,679
5. Cash, cash equivalents and short-term investments	(769,223)	(10,695,604)		(11,464,827)
6. Contract loans (including $ 0 premium notes)	337,829,216	147,616,815		485,446,031
7. Other invested assets	820,886,116	321,831,737	(286,462,289)	856,255,564
8. Receivable for securities	187,096	192,608		379,704
9. Aggregate write-ins for invested assets	0	0		0

10. Subtotals, cash and invested assets (Lines 1 to 9)	$18,586,142,836	$4,699,065,493	$(502,824,745)	$22,782,383,584

11. Investment income due and accrued	$278,856,035	$57,041,449		$335,897,484
12. Premiums and considerations:
12.1 Uncollected premiums and agents’ balances in course of collection	44,903,845	9,619,530		54,523,375
12.2 Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	134,742,964	27,963,385		162,706,349
12.3. Accrued retrospective premiums	0	0		0
13. Reinsurance:
13.1 Amounts recoverable from reinsurers	2,405,616	1,422,394		3,828,010
13.2 Funds held by or deposited with reinsured companies	0	0		0
13.3 Other amounts receivable under reinsurance contracts	135,806,555	0		135,806,555
14. Amounts receivable relating to uninsured plans	0	0		0
15.1 Current federal and foreign income tax recoverable and interest thereon	55,612,238	0		55,612,238
15.2 Net deferred tax asset	64,385,458	29,285,437		93,670,895
16. Guaranty funds receivable or on deposit	782,000	767,002		1,549,002
17. Electronic data processing equipment and software	0	0		0
18. Furniture and equipment, including health care delivery assets ($0)	0	0		0
19. Net adjustment in assets and liabilities due to foreign exchange rates	0	0		0
20. Receivable from parent, subsidiaries and affiliates	240,793,211	21,299,530		262,092,741
21. Health care ($0) and other amounts receivable	0	0		0
22. Other assets nonadmitted	0	0		0
23. Aggregate write-ins for other than invested assets	92,614,246	11,079,150		103,693,396

24. Total assets excluding Separate Accounts business (Lines 10 to 23)	$19,637,045,004	$4,857,543,370	$(502,824,745)	$23,991,763,629

25. From Separate Accounts Statement	261,059,941	10,639,055,420		10,900,115,361

26. Total (Lines 24 and 25)	$19,898,104,945	$15,496,598,790	$(502,824,745)	$34,891,878,990

DETAILS OF ASSET WRITE-INS (Line 9)
	$0	$0		$0

TOTAL OF ASSETS WRITE-INS FOR LINES 9	$0	$0	$0	$0

DETAILS OF ASSET WRITE-INS (Line 23)
Accounts receivable	$13,273,381	$9,749,508		$23,022,889
Company owned life insurance	63,682,388	0		63,682,388
Prepaid reinsurance premium	191,500	0		191,500
Investment broker receivables	1,819,362	0		1,819,362
Investment receivables	13,647,615	1,329,642		14,977,257

TOTAL OF ASSETS WRITE-INS FOR LINES 23	$92,614,246	$11,079,150	$0	$103,693,396

Proforma Unaudited Consolidated Statutory Balance Sheet

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

As of December 31, 2006

	MLIC	PBLIC	Elimination	December 31, 2006 Total
LIABILITIES
1. Aggregate reserve for life contracts	$9,217,045,681	$3,149,282,113		$12,366,327,794
2. Aggregate reserve for accident and health contracts	371,182,212	54,572,616		425,754,828
3. Liability for deposit-type contracts	2,122,683,914	559,165,599		2,681,849,513
4. Contract claims:
4.1 Life	38,688,017	12,922,585		51,610,602
4.2 Accident and health	124,470,404	20,214,785		144,685,189
5. Policyholders’ dividends and coupons due and unpaid	31,744	0		31,744
6. Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
6.1 Dividends apportioned for payment to December 31, 2005	1,513,035	9,076		1,522,111
6.2 Dividends not yet apportioned	0	0		0
6.3 Coupons and similar benefits	0	0		0
7. Amount provisionally held for deferred dividend policies not included in Line 6	0	0		0
8. Premiums and annuity considerations for life and accident and health contracts received in advance less discount	4,444,439	1,515,150		5,959,589
9. Contract liabilities not included elsewhere:
9.1 Surrender values on canceled contracts	0	0		0
9.2 Provision for experience rating refunds	7,043,781	1,178,903		8,222,684
9.3 Other amounts payable on reinsurance	1,498,858	5,730,493		7,229,351
9.4 Interest Maintenance Reserve	105,527,626	0		105,527,626
10. Commissions to agents due or accrued	23,271,546	5,156,513		28,428,059
11. Commissions and expense allowances payable on reinsurance assumed	48,144	2,581		50,725
12. General expenses due or accrued	23,374,300	7,934,206		31,308,506
13. Transfers to Separate Accounts due or accrued	(728,313)	(128,949)		(857,262)
14. Taxes, licenses and fees due or accrued, excluding federal income taxes	13,563,292	7,902,270		21,465,562
15.1. Current federal and foreign income taxes	0	12,872,233		12,872,233
15.2. Net deferred tax liability	0	0		0
16. Unearned investment income	7,172,155	501,753		7,673,908
17. Amounts withheld or retained by company as agent or trustee	85,779,871	4,648,149		90,428,020
18. Amounts held for agents’ account, including agents’ credit balance	916,297	1,176,303		2,092,600
19. Remittances and items not allocated	5,065,329	1,733,838		6,799,167
20. Net adjustment in assets and liabilities due to foreign exchange rates	0	0		0
21. Liability for benefits for employees and agents if not included above	0	0		0
22. Borrowed money and interest thereon	126,065,081	4,851,635		130,916,716
23. Dividends to stockholders declared and unpaid	0	0		0
24. Miscellaneous liabilities:
24.1 Asset valuation reserve	204,474,529	115,123,383		319,597,912
24.2 Reinsurance in unauthorized companies	3,282,715	0		3,282,715
24.3 Funds held under reinsurance treaties with unauthorized reinsurers	5,940,360,508	0		5,940,360,508
24.4 Payable to parent, subsidiaries and affiliates	105,574,637	18,865		105,593,502
24.5 Drafts outstanding	0	0		0
24.6 Liability for amounts held under uninsured accident and health plans	0	0		0
24.7 Funds held under coinsurance	73,887,476	0		73,887,476
24.8 Payable for securities	20,216,891	560		20,217,451
24.9 Capital notes and interest thereon	0	0		0
25. Aggregate write-ins for liabilities	134,611,151	57,954,907		192,566,058

26. Total liabilities excluding Separate Accounts business (Lines 1-25)	$18,761,065,320	$4,024,339,567	$0	$22,785,404,887

27. From Separate Accounts Statement	261,059,941	10,639,055,420		10,900,115,361

28. Total liabilities (Line 26 and 27)	$19,022,125,261	$14,663,394,987	$0	$33,685,520,248

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Deferred derivative gain/loss	$0	$31,759,378		$31,759,378
Derivatives	32,214,849	3,747,122		35,961,971
Municipal reverse repurchase agreement	97,826,882	22,448,407		120,275,289
Interest payable on surplus notes	800,000	0		800,000
Provision for liquidity guarantees	3,769,420	0		3,769,420

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25	$134,611,151	$57,954,907	$0	$192,566,058

SURPLUS AND OTHER FUNDS
29. Common capital stock	$7,685,250	$12,595,000	$(12,595,000)	$7,685,250
30. Preferred capital stock	0	25,190,000	(25,190,000)	0
31. Aggregate write-ins for other than special surplus funds	0	0		0
32. Surplus notes	160,000,000	0		160,000,000
33. Gross paid in and contributed surplus	209,934,070	5,911,788	37,785,000	253,630,858
34. Aggregate write-ins for special surplus funds	0	0		0
35. Unassigned funds (surplus)	498,360,364	789,507,015	(502,824,745)	785,042,634
36. Less treasury stock, at cost:
36.1 Common shares	0	0		0
36.2 Preferred shares	0	0		0
37. Surplus (Total lines 31+32+33+34+35-36)	$868,294,434	$795,418,803	$(465,039,745)	$1,198,673,492

38. Totals of Lines 29, 30 and 37	$875,979,684	$833,203,803	$(502,824,745)	$1,206,358,742

39. Totals of Lines 28 and 38 (Liabilities and Surplus)	$19,898,104,945	$15,496,598,790	$(502,824,745)	$34,891,878,990

*	This balance sheet is a consolidation of the December 31, 2006 NAIC Annual Statement balance sheets for Monumental Life Insurance Company and Peoples Benefit Life Insurance Company.

Proforma Unaudited Consolidated Statutory Income Statement

Monumental Life Insurance Company and Peoples Benefit Life Insurance Company

For Year Ending December 31, 2006

	MLIC	PBLIC	Elimination	2006 Totals
1 Premiums and annuity considerations for life and accident and health contracts	$1,215,394,680	$944,777,852		$2,160,172,532
2 Considerations for supplementary contracts with life contingencies	10,839,087	12,640,436		23,479,523
3 Net investment income	1,081,391,381	278,837,610		1,360,228,991
4 Amortization of Interest Maintenance Reserve (IMR)	3,387,163	1,525,424		4,912,587
5 Separate Accounts net gain from operations excluding unrealized gains or losses	0	(157)		(157)
6 Commissions and expense allowances on reinsurance ceded	184,504,687	9,861,954		194,366,641
7 Reserve adjustments on reinsurance ceded	127,274,838	0		127,274,838
8 Miscellaneous Income:
8.1 Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,495	32,129,607		32,421,102
8.2 Charges and fees for deposit-type contracts	0	0		0
8.3 Aggregate write-ins for miscellaneous income	272,578,195	9,613,254		282,191,449

9 Totals (Lines 1 to 8.3)	$2,895,661,526	$1,289,385,980	$0	$4,185,047,506

10 Death benefits	$202,183,498	$80,366,612		$282,550,110
11 Matured endowments (excluding guaranteed annual pure endowments)	4,063,326	44,153		4,107,479
12 Annuity benefits	112,085,372	163,418,783		275,504,155
13 Disability benefits and benefits under accident and health contracts	231,954,649	46,502,749		278,457,398
14 Coupons, guaranteed annual pure endowments and similar benefits	0	0		0
15 Surrender benefits and withdrawals for life contracts	713,790,029	767,384,295		1,481,174,324
16 Group conversions	0	0		0
17 Interest and adjustments on contract or deposit-type contract funds	157,158,836	55,985,791		213,144,627
18 Payments on supplementary contracts with life contingencies	4,335,265	17,017,232		21,352,497
19 Increase in aggregate reserves for life and accident and health contracts	337,945,602	(293,105,152)		44,840,450

20 Totals (Lines 10 to 19)	$1,763,516,577	$837,614,463	$0	$2,601,131,040
21 Commissions on premiums, annuity considerations and deposit-type contract funds (direct business only)	225,404,456	16,507,041		241,911,497
22 Commissions and expense allowances on reinsurance assumed	134,404,857	1,236,039		135,640,896
23 General insurance expenses	220,067,495	61,531,886		281,599,381
24 Insurance taxes, licenses and fees, excluding federal income taxes	46,821,669	2,793,343		49,615,012
25 Increase in loading on deferred and uncollected premiums	1,244,590	(2,103,154)		(858,564)
26 Net transfers to or (from) Separate Accounts net of reinsurance	1,082,873	237,340,784		238,423,657
27 Aggregate write-ins for deductions	453,868,200	(1,069,653)		452,798,547

28 Totals (Lines 20 to 27)	$2,846,410,717	$1,153,850,749	$0	$4,000,261,466

29 Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	$49,250,809	$135,535,231	$0	$184,786,040
30 Dividends to policyholders	1,450,933	39,407		1,490,340

31 Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	$47,799,876	$135,495,824	$0	$183,295,700
32 Federal and foreign income taxes incurred (excluding tax on capital gains)	(44,202,436)	27,041,131		(17,161,305)

33 Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	$92,002,312	$108,454,693	$0	$200,457,005
34 Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	62,812,783	19,849,663	0	82,662,446

35 Net income (Line 33 plus Line 34)	$154,815,095	$128,304,356	$0	$283,119,451

CAPITAL AND SURPLUS ACCOUNT
36 Capital and surplus, December 31, prior year	$884,970,267	$703,720,240	$(396,008,487)	$1,192,682,020
37 Net income (Line 35)	154,815,095	128,304,356		283,119,451
38 Change in net unrealized capital gains (losses)	122,826,478	27,619,957	(106,816,258)	43,630,177
39 Change in net unrealized foreign exchange capital gain (loss)	(100,081)	(48,388)		(148,469)
40 Change in net deferred income tax	16,905,379	19,999,368		36,904,747
41 Change in nonadmitted assets and related items	(44,620,001)	(23,868,404)		(68,488,405)
42 Change in liability for reinsurance in unauthorized companies	(403,007)	1,066,513		663,506
43 Change in reserve on account of change in valuation basis, (increase) or decrease	0	0		0
44 Change in asset valuation reserve	(2,985,158)	8,948,818		5,963,660
45 Change in treasury stock	0	0		0
46 Surplus (contributed to) withdrawn from Separate Accounts during period	0	(157)		(157)
47 Other changes in surplus in Separate Accounts Statement	0	157		157
48 Change in surplus notes	0	0		0
49 Cumulative effect of changes in accounting principles	(8,979,973)	(14,748,904)		(23,728,877)
50 Capital changes:
50.1 Paid in	0	0		0
50.2 Transferred from surplus (Stock Dividend)	0	0		0
50.3 Transferred to surplus	0	0		0
51 Surplus adjustment:
51.1 Paid in	4,236,936	3,328,890		7,565,826
51.2 Transferred to capital (Stock Dividend)	0	0		0
51.3 Transferred from capital	0	0		0
51.4 Change in surplus as a result of reinsurance	(54,631,547)	2,783		(54,628,764)
52 Dividends to stockholders	(190,000,000)	(18,000,000)		(208,000,000)
53 Aggregate write-ins for gains and losses in surplus	(6,054,704)	(3,121,426)		(9,176,130)

54 Net change in capital and surplus (Lines 37 through 53)	$(8,990,583)	$129,483,563	$(106,816,258)	$13,676,722

55 Capital and surplus as of statement date (Lines 36 + 54)	$875,979,684	$833,203,803	$(502,824,745)	$1,206,358,742

DETAILS OF WRITE-INS (Line 8.3)
Miscellaneous income	$3,184,324	$1,347,441		$4,531,765
Surrender charges	2,217,435	0		2,217,435
Income earned on company owned life insurance	2,364,604	0		2,364,604
Reinsurance recapture	0	8,265,813		8,265,813
Reinsurance transaction-Modco reserve adjustment	264,811,832	0	0	264,811,832

TOTAL WRITE-INS FOR LINE 8.3	$272,578,195	$9,613,254	$0	$282,191,449

DETAILS OF WRITE-INS (Line 27)
Consideration for reinsurance premium ceded Co/Modco	$—	$0		$—
Experience refunds	(83,697,912)	(1,176,097)		(84,874,009)
Fines and penalties	54,675	106,444		161,119
Reinsurance transaction-Co/Modco	189,651,954	0		189,651,954
Investment income on funds withheld	338,259,483	0		338,259,483
Interest payable on surplus notes	9,600,000	0		9,600,000

TOTAL WRITE-INS FOR LINE 27	$453,868,200	$(1,069,653)	$0	$452,798,547

DETAILS OF WRITE-INS (Line 53)
Contributed surplus related to stock appreciation rights plan of indirect parent	$(6,054,704)	$(3,121,426)		$(9,176,130)

TOTAL WRITE-INS FOR LINE 53	$(6,054,704)	$(3,121,426)	$0	$(9,176,130)

Note:   Eliminations would all be on Investment and Corporate centers

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Peoples Benefit Life Insurance Company

Years Ended December 31, 2006, 2005, and 2004

Peoples Benefit Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2006, 2005, and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Peoples Benefit Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Peoples Benefit Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2006. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statement of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2006.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Benefit Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2006 Peoples Benefit Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 2 to the financial statements, in 2005 Peoples Benefit Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 13, 2007

2

Peoples Benefit Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except Share Amounts)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Cash (overdraft), cash equivalents and short-term investments	$(10,696)	$(15,506)
Bonds	3,445,913	4,213,730
Preferred stocks:
Unaffiliated	234,690	4,915
Affiliated	—	47,321
Common stocks:
Unaffiliated (cost: 2006 – $2,877; 2005 - $12)	3,850	1
Affiliated (cost: 2006 – $8,625; 2005 - $6,845)	4,705	2,971
Mortgage loans on real estate	547,963	522,120
Real estate:
Properties held for sale	2,999	—
Policy loans	147,617	149,897
Other invested assets	322,024	332,733

Total cash and invested assets	4,699,065	5,258,182
Premiums deferred and uncollected	37,583	46,502
Reinsurance receivable	5,030	2,956
Due and accrued investment income	57,041	62,985
Federal and foreign income tax recoverable	—	5,887
Net deferred income tax asset	29,285	32,691
Receivable from parent, subsidiaries and affiliates	1,300	—
Short-term notes receivable from affiliates	20,000	—
Other assets	11,848	14,585
Separate account assets	10,639,055	9,127,932

Total admitted assets	$15,500,207	$14,551,720

3

Peoples Benefit Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except Share Amounts)

	December 31
	2006	2005
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$926,167	$989,452
Annuity	2,223,115	2,443,637
Accident and health	54,573	63,871
Policy and contract claim reserves:
Life	12,922	16,964
Accident and health	20,215	23,176
Liability for deposit-type contracts	559,166	972,418
Reinsurance in unauthorized companies	—	1,066
Other policyholders’ funds	1,524	2,119
Remittances and items not allocated	1,734	1,966
Asset valuation reserve	115,123	124,072
Payable to parent, subsidiaries and affiliates	19	28,751
Payable for securities	1	3,424
Transfers to (from) separate accounts due or accrued	(129)	980
Federal income taxes payable	12,872	—
Borrowed money	4,852	1,987
Deferred derivative loss	31,759	—
Municipal repo agreements	22,448	—
Other liabilities	41,587	46,185
Separate account liabilities	10,639,055	9,127,932

Total liabilities	14,667,003	13,848,000
Capital and surplus:
Common stock, $11 per share par value, 1,146,000 shares authorized, 1,145,000 issued and outstanding	12,595	12,595
Preferred stock, $11 per share par value, $240 per share liquidation value, 2,290,000 shares authorized, issued and outstanding	25,190	25,190
Paid-in surplus	5,912	5,704
Unassigned surplus	789,507	660,231

Total capital and surplus	833,204	703,720

Total liabilities and capital and surplus	$15,500,207	$14,551,720

See accompanying notes.

4

Peoples Benefit Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$104,336	$130,709	$137,555
Annuity	786,386	672,658	629,391
Accident and health	66,696	84,419	154,093
Net investment income	278,838	295,280	290,528
Amortization of interest maintenance reserve	1,525	1,018	(766)
Commissions and expense allowances on reinsurance ceded	9,862	11,067	13,943
Separate account fee income	32,130	28,421	19,637
Reinsurance reserve recapture	8,266	5,415	88,102
Other	1,347	710	3,456

	1,289,386	1,229,697	1,335,939
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health	126,869	143,246	195,328
Annuity benefits	163,419	160,661	150,978
Surrender benefits	767,384	665,158	672,283
Other benefits	73,047	63,493	59,205
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(120,428)	(26,526)	(25,578)
Annuity	(220,522)	(149,203)	(88,377)
Accident and health	(14,298)	3,752	760

	775,471	860,581	964,599
Insurance expenses:
Commissions	17,743	31,408	43,536
General insurance expenses	61,532	60,831	65,077
Taxes, licenses and fees	2,793	6,496	8,751
Net transfers to separate accounts	237,341	169,510	58,334
Consideration on reinsurance recaptured	62,143	8,671	81,322
Other expenses	(3,172)	152	203

	378,380	277,068	257,223

Total benefits and expenses	1,153,851	1,137,649	1,221,822
Gain from operations before dividends to (from) policyholders, federal income tax expense (benefit) and net realized capital gains on investments	135,535	92,048	114,117
Dividends to (from) policyholders	39	41	(67)

Gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments	135,496	92,007	114,184
Federal income tax expense (benefit)	27,041	(4,229)	(10,584)

Gain from operations before net realized capital gains on investments	108,455	96,236	124,768
Net realized capital gains on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	19,849	6,773	13,964

Net income	$128,304	$103,009	$138,732

See accompanying notes.

5

Peoples Benefit Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2004	$12,595	$25,190	$2,583	$434,730	$475,098
Net income	—	—	—	138,732	138,732
Change in net unrealized capital gains/losses	—	—	—	(2,422)	(2,422)
Change in nonadmitted assets	—	—	—	17,406	17,406
Change in asset valuation reserve	—	—	—	23,339	23,339
Change in net deferred income tax asset	—	—	—	(38,086)	(38,086)
Change in surplus as a result of reinsurance	—	—	—	(72)	(72)
Tax benefits on stock options exercised	—	—	—	32	32
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	1,025	—	1,025

Balance at December 31, 2004	12,595	25,190	3,608	573,659	615,052
Net income	—	—	—	103,009	103,009
Change in net unrealized capital gains/losses	—	—	—	(3,138)	(3,138)
Change in nonadmitted assets	—	—	—	(4,450)	(4,450)
Change in asset valuation reserve	—	—	—	(6,745)	(6,745)
Change in liability for reinsurance in unauthorized companies	—	—	—	(1,066)	(1,066)
Change in net deferred income tax asset	—	—	—	(1,041)	(1,041)
Change in surplus as a result of reinsurance	—	—	—	(70)	(70)
Tax benefit on stock options exercised	—	—	—	73	73
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	2,096	—	2,096

Balance at December 31, 2005	12,595	25,190	5,704	660,231	703,720
Net income	—	—	—	128,304	128,304
Change in net unrealized capital gains/losses	—	—	—	27,572	27,572
Change in nonadmitted assets	—	—	—	(23,868)	(23,868)
Change in liability for reinsurance in unauthorized companies	—	—	—	1,066	1,066
Change in asset valuation reserve	—	—	—	8,949	8,949
Change in net deferred income tax asset	—	—	—	19,999	19,999
Change in surplus as a result of reinsurance	—	—	—	3	3
Dividends to stockholders	—	—	—	(18,000)	(18,000)
Contributed surplus related to stock appreciation rights plan of indirect parent	—	—	208	—	208
Cumulative effect of change in accounting principle	—	—	—	(14,749)	(14,749)

Balance at December 31, 2006	$12,595	$25,190	$5,912	$789,507	$833,204

See accompanying notes.

6

Peoples Benefit Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Operating activities
Premiums collected, net of reinsurance	$967,853	$894,377	$916,897
Net investment income received	314,582	292,373	299,100
Miscellaneous income	64,319	38,562	36,940
Benefit and loss related payments	(1,622,823)	(909,543)	(999,000)
Net transfers from separate accounts	(238,450)	(249,246)	(33,253)
Commissions and other expenses paid	(56,780)	(92,461)	(116,906)
Consideration on reinsurance recaptured	—	—	(81,322)
Dividends paid to policyholders	(39)	(42)	(91)
Federal and foreign income taxes paid	(26,453)	(22,558)	(1,508)

Net cash provided by (used in) operating activities	(597,791)	(48,538)	20,857
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	1,885,183	2,530,486	3,896,060
Stocks	123,842	10,914	122,200
Mortgage loans	103,025	159,887	154,826
Real estate	322	9,046	7,249
Other invested assets	77,498	83,724	72,740
Miscellaneous proceeds	31,755	3,142	220,185

Total investment proceeds	2,221,625	2,797,199	4,473,260
Cost of investments acquired:
Bonds	(1,394,281)	(2,444,474)	(4,032,778)
Stocks	(51,345)	(533)	(76,565)
Mortgage loans	(132,090)	(94,307)	(34,587)
Real estate	1	—	(7,521)
Other invested assets	(42,603)	(83,624)	(25,015)
Miscellaneous applications	(3,615)	(216,406)	—

Total cost of investments acquired	(1,623,933)	(2,839,344)	(4,176,466)
Net decrease in policy loans	2,292	1,754	2,543

Net cost of investments acquired	(1,621,641)	(2,837,590)	(4,173,923)

Net cash provided by (used in) investing activities	599,984	(40,391)	299,337
Financing and miscellaneous activities
Borrowed funds received	2,853	1,987	—
Net deposits on deposit-type contract funds and other liabilities	(32,981)	(20,953)	(35,025)
Dividends to stockholders	(18,000)	—	—
Other cash provided (used)	50,745	(82,155)	(240,578)

Net cash used in financing and miscellaneous activities	2,617	(101,121)	(275,603)

Net increase (decrease) in cash (overdraft), cash equivalents and short-term investments	4,810	(190,050)	44,591
Cash (overdraft), cash equivalents and short-term investments:
Beginning of year	(15,506)	174,544	129,953
End of year	$(10,696)	$(15,506)	$174,544

See accompanying notes.

7

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Peoples Benefit Life Insurance Company (the Company) is a stock life and health insurance company. The Company is directly owned by Monumental Life Insurance Company (76%), Capital Liberty Limited Partnership (CLLP) (20%), and Commonwealth General Corporation (4%). CLLP also owns 100% of the preferred stock of the Company. Each of these companies are indirect, wholly owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company sells and services life and accident and health insurance products, primarily utilizing direct response methods, such as television, telephone, mail and third-party programs to reach low to middle-income households nationwide. The Company also sells and services group and individual accumulation products and guaranteed interest contracts and funding agreements, primarily utilizing brokers, fund managers, financial planners, stock brokerage firms and a mutual fund. The Company is licensed in 49 states, the District of Columbia and Puerto Rico.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles (GAAP). The more significant variances from GAAP are:

8

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value with the change in fair value for cash flow hedges credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

9

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

10

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts With Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

11

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10 percent of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

12

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Statements of Cash Flow: Cash (overdraft), cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Non-redeemable preferred stocks are reported at fair value of lower cost or fair value as determined by the SVO and the related net unrealized gains (losses) are reported as unassigned surplus with any adjustment for federal taxes.

13

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $252,073 of securities previously classified as bonds by the Company have been reclassified as preferred stock as of December 31, 2006. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are carried at the GAAP basis equity in the underlying net assets and the net unrealized capital gains (losses) are reported in unassigned surplus.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines the impairment is other than temporary; the mortgage loan is written down to realizable value and a realized loss is recognized.

Real estate occupied by the Company is reported at cost less allowances for depreciation. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed principally by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

14

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

The Company has ownership interests in limited partnerships. The Company carries these interests based on its interest in the underlying GAAP equity of the investee. The company recognized impairment write-downs for its investments in limited partnerships during the years ended December 31, 2006, 2005 and 2004 of $4,592, $484 and $2,222, respectively, which is included in the statement of operations within net realized capital gains (losses).

Other “admitted assets” are valued principally at cost.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2005 the Company excluded investment income due and accrued of $22 with respect to such practices. The Company did not exclude any investment income due and accrued at December 31, 2006.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

15

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, on the financial statements with any premium or discount amortized into income over the life of the contract. For foreign currency swaps, the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Options are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financials statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

16

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The carrying values of derivative instruments are reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2006 and 2005, derivatives in the amount of $3,747 and $5,065, respectively, were reflected in the other liabilities line within the financial statements.

Aggregate Reserves for Policies and Contracts

Life, annuity, and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 4.5 to 10.0 percent and mortality rates, where appropriate, from a variety of tables.

17

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in Statement of Statutory Accounting Principles (SSAP) No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease directly to the liability balance, and are not reflected as premiums, benefits, or changes in reserve in the statement of operations.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus (deficit) and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

18

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $782,970, $667,230, and $619,696 in 2006, 2005, and 2004, respectively. In addition, the Company received $32,130, $28,421, and $25,757, in 2006, 2005 and 2004, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate accounts predominately held by the Company, primarily for individual policyholders, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks and long-term bonds.

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is transferred to the general account and reported in the statements of operations. Assets in the accounts, carried at estimated fair value, consist primarily of long-term bonds.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

19

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 & 2006, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded an expense of $(46), $1,908 and $1,025 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $254, $188 and $0, for years ended December 31, 2006, 2005 and 2004, respectively.

Reclassifications

Certain reclassification differences exist between these statements and those filed with the state insurance departments that have no effect on unassigned surplus or net income. Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

2. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a

20

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes (continued)

change of accounting principle that reduced unassigned surplus by $14,749 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities (SCA entities). According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

21

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage loans on real estate and policy loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

Short-term notes receivable from affiliates: The carrying amount for short-term notes receivable from affiliates approximate their fair values.

Separate account assets: The fair value of separate account assets are based on quoted market prices.

Investment contract liabilities: Fair values for the Company’s liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Interest rate swaps and call options: Estimated fair values of swaps, including interest rate and currency swaps and call options, are based on pricing models or formulas using current assumptions.

Credit default swaps: Estimated fair value of credit default swaps are based upon the pricing differential for similar swap agreements.

Separate account annuity liabilities: The fair value of separate account annuity liabilities approximate the fair value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

22

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash (overdraft), cash equivalents and short-term investments	$(10,696)	$(10,696)	$(15,506)	$(15,506)
Bonds	3,445,913	3,498,437	4,213,730	4,366,254
Preferred stocks, other than affiliates	234,690	253,337	4,915	5,115
Common stocks, other than affiliates	3,850	3,850	1	1
Mortgage loans on real estate	547,963	572,149	522,120	556,984
Policy loans	147,617	147,617	149,897	149,897
Short-term notes receivable from affiliates	20,000	20,000	—	—
Receivable from parents, subsidiaries, and affiliates	1,300	1,300	—	—
Interest rate swaps	(3,747)	(3,053)	(5,065)	50,304
Call options	—	—	—	272
Credit default swaps	—	911	—	980
Separate account assets	10,639,055	10,639,055	9,127,932	9,127,932
Liabilities
Investment contract liabilities	1,555,201	1,582,362	2,165,385	2,198,897
Borrowed money	4,852	4,852	1,987	1,987
Separate account annuity liabilities	10,570,535	10,570,535	9,071,923	9,071,923

4. Investments

The Company owns 8.2% of the outstanding common stock of Buena Sombra Insurance Agency at December 31, 2006 and 2005, respectively. The cost of this subsidiary was $100. The Company owns 100% of the outstanding common stock of JMH Operating Company at December 31, 2006 and 2005. The cost of this subsidiary was $4,411. The Company owns 32% of the outstanding common stock of Real Estate Alternative Portfolio 3A at December 31, 2006 and 2005. The cost of this subsidiary was $4,114 and $2,334 as of December 31, 2006 and 2005, respectively. Buena Sombra, JMH Operating Company, and Real Estate Alternative Portfolio 3A are all valued based upon the equity basis as described in the Purposes and Procedures Manual of the Securities Valuation Office of the NAIC.

23

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company also owned 100% of the outstanding preferred shares of GTFP, an affiliated company, at December 31, 2005. The cost of this subsidiary was $47,321 as of December 31, 2005. GTFP was valued based upon amortized cost. The Company disposed of this affiliate during 2006.

The carrying amounts and estimated fair values of investments in bonds and preferred stock were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$200,113	$8,855	$495	$436	$208,037
State, municipal and other government	57,979	3,551	11	304	61,215
Public utilities	238,728	12,000	470	2,370	247,888
Industrial and miscellaneous	2,303,990	75,045	11,998	28,176	2,338,861
Mortgage and other asset-backed securities	645,103	3,867	768	5,766	642,436

	3,445,913	103,318	13,742	37,052	3,498,437
Unaffiliated preferred stocks	234,690	20,900	275	1,978	253,337
Unaffiliated common stocks	2,877	973	—	—	3,850

	$3,683,480	$125,191	$14,017	$39,030	$3,755,624

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or More	Estimated Fair Value
December 31, 2005
Bonds:
United States Government and agencies	$164,237	$12,492	$322	$554	$175,853
State, municipal and other government	51,060	6,297	324	374	56,659
Public utilities	264,552	23,925	1,050	1,102	286,325
Industrial and miscellaneous	2,878,821	154,125	24,029	9,031	2,999,886
Mortgage and other asset-backed securities	855,060	16,559	4,807	19,281	847,531

	4,213,730	213,398	30,532	30,342	4,366,254
Unaffiliated preferred stocks	4,915	200	—	—	5,115
Unaffiliated common stocks	12	—	11	—	1

	$4,218,657	$213,598	$30,543	$30,342	$4,371,370

24

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company held bonds at December 31, 2006 and 2005 with a carrying amount of $6,861 and $11,243, respectively, and amortized cost of $6,978 and $17,631, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2006 and 2005, respectively, for securities in a continuous loss position greater than or equal to twelve months, the Company held 288 and 143 securities with a carrying value of $1,120,055 and $390,506 and an unrealized loss of $39,030 and $30,342 with an average price of 97.4 and 92.2 (NAIC market value/amortized cost). Of this portfolio, 95.0% and 85.9% were investment grade with associated unrealized losses of $34,214 and $11,195, respectively.

At December 31, 2006, and 2005, respectively, for securities that have been in an unrealized loss position for less than twelve months, the Company held 182 and 288 securities with a carrying value of $761,111 and $1,291,457 and an unrealized loss of $14,017 and $30,532 with an average price of 99.5 and 97.6 (NAIC market value/amortized cost). Of this portfolio, 94.7% and 94.6% were investment grade with associated unrealized losses of $8,378 and $27,444, respectively.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

25

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The estimated fair value of bonds with gross unrealized losses at December 31, 2006 and 2005 are as follows:

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2006
Bonds:
United States Government and agencies	$46,228	$11,790	$58,018
State, municipal and other government	923	7,501	8,424
Public utilities	50,344	66,050	116,394
Industrial and miscellaneous	478,381	713,645	1,192,026
Mortgage and other asset-backed securities	154,534	255,590	410,124

	730,410	1,054,576	1,784,986
Unaffiliated preferred stocks	16,683	26,448	43,131

	$747,093	$1,081,024	$1,828,117

	Losses Less Than 12 Months	Losses 12 Months or More	Total
December 31, 2005
Bonds:
United States Government and agencies	$38,237	$14,992	$53,229
State, municipal and other government	6,013	2,496	8,509
Public utilities	58,750	34,707	93,457
Industrial and miscellaneous	884,971	142,922	1,027,893
Mortgage and other asset-backed securities	272,954	165,047	438,001

	$1,260,925	$360,164	$1,621,089

Unaffiliated common stocks	—	1	1

	$1,260,926	$360,165	$1,621,089

The carrying amounts and estimated fair values of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$140,625	$141,392
Due after one year through five years	761,327	763,192
Due after five years through ten years	780,502	784,256
Due after ten years	1,118,356	1,167,161

	2,800,810	2,856,001
Mortgage and other asset-backed securities	645,103	642,436

	$3,445,913	$3,498,437

26

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

There were no significant concentrations of credit risk for the Company as of December 31, 2006.

A detail of net investment income is presented below:

	Year Ended December 31
	2006	2005	2004
Income:
Bonds	$229,339	$248,536	$235,892
Preferred stocks	22,857	1,491	1,067
Common stocks	140	—	4,569
Mortgage loans	41,188	46,628	51,556
Real estate	6	—	914
Policy loans	6,728	6,885	6,280
Other investment income (loss)	(5,151)	7,837	6,150

Gross investment income	295,107	311,377	306,428
Less investment expenses	16,269	16,097	15,900

Net investment income	$278,838	$295,280	$290,528

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

	Year Ended December 31
	2006	2005	2004
Proceeds	$2,260,554	$2,538,174	$3,898,355

Gross realized gains	$26,495	$16,991	$35,447
Gross realized losses	(49,756)	(24,976)	(38,208)

Net realized losses	$(23,261)	$(7,985)	$(2,761)

Gross realized losses for the years ended December 31, 2006, 2005, and 2004 include $23,960, $4,322, and $13,564, respectively that relate to losses recognized on other than temporary declines in fair values of debt securities.

At December 31, 2006, investments with an aggregate carrying amount of $2,916 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

27

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Net realized capital gains (losses) on investments and change in net unrealized capital gains (losses) are summarized below:

	Realized Year Ended December 31
	2006	2005	2004
Bonds	$(30,074)	$(8,068)	$(2,761)
Preferred stock	6,813	83	—
Equity securities	42	1,396	33,913
Mortgage loans on real estate	(1,046)	185	—
Real estate	(82)	1,524	271
Derivatives	3,793	(5,867)	1,361
Other invested assets	58,529	30,413	5,819

	37,975	19,666	38,603
Tax effect	(18,424)	(17,252)	(15,820)
Transfer to interest maintenance reserve	298	4,359	(8,819)

Net realized capital gains on investments	$19,849	$6,773	$13,964

	Change in Unrealized Year Ended December 31
	2006	2005	2004
Bonds	$8,994	$(11,780)	$6,201
Common stocks	938	125	(32,209)
Derivatives	(3,550)	16,872	(4,303)
Other invested assets	21,924	(12,839)	19,360

Change in net unrealized capital gains (losses)	$28,306	$(7,622)	$(10,951)

Gross unrealized gains (losses) on common stocks were as follows:

	December 31
	2006	2005
Unrealized gains	$1,564	$537
Unrealized losses	(4,511)	(4,422)

Net unrealized gains	$(2,947)	$(3,885)

28

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

During 2006, the Company issued mortgage loans with interest rates ranging from 5.29% to 7.42%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90%. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. At December 31, 2006, mortgage loans with a carrying value of $628 were non-income producing for the previous 180 days. Accrued interest of $65 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2005, the carry value of impaired loans with a related allowance for credit losses were $4,545, with associated allowances $750. There were no impaired mortgage loans with a related allowance for credit losses as of December 31, 2006. There were also no impaired mortgage loans held without an allowance for credit losses as of December 31, 2006 or 2005. The average recorded investment in impaired loans was $2,227 and $4,457 at December 31, 2006 and 2005, respectively. Taxes assessments and other amounts advanced not included in the mortgage loan total were $1 and $2 at December 31, 2006 and 2005, respectively.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2006	2005	2004
Balance at beginning of period	$750	$750	$—
Additions, net charged to operations	295	—	750
Reduction due to write-downs charged against the allowance	1,045	—	—
Recoveries in amounts previously charged off	—	—	—

Balance at end of period	$—	$750	$750

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized interest income on impaired loans of $1 and $2 for the years ended December 31, 2006 and 2005, respectively. There was no interest income recognized on a cash basis for years ended December 31, 2006 or 2005, respectively.

29

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

During 2006, 2005, and 2004, mortgage loans of $4,545, $0, and $7,527, respectively, were foreclosed and transferred to real estate. At December 31, 2006 and 2005, the Company held a mortgage loan loss reserve in the AVR of $34,941 and $33,367, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2006	2005		2006	2005
Pacific	28%	19%	Office	29%	31%
Middle Atlantic	24	29	Retail	22	22
South Atlantic	15	18	Apartment	19	16
E. North Central	11	16	Industrial	11	11
E. South Central	9	7	Other	10	9
W. South Central	8	3	Agricultural	9	11
New England	2	4
W. North Central	2	2
Mountain	1	2

During 2006, an impairment loss of $267 was taken on Goble Orchards, a foreclosure property located in Mabton, Washington, to write the book value down to the current fair value. The fair value of the property was determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. The impairment amount was reflected as a realized loss in the Summary of Operations.

For the year ending December 31, 2006, the Company had ownership interests in 46 Low Income Housing Tax Credits (LIHTC) properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from three to 13 years. The amount of contingent equity commitments expected to be paid during the years 2007 to 2010 are $3,668. There were no impairment losses, write-downs, or reclassifications during the year related to any of these credits.

30

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A cash payment is often exchanged at the outset of the swap contract, representing the present value of cash flows of the instrument. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counter party at each due date.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post variation margins on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange.

The Company replicates investment grade corporate bonds by combining a AAA rated security with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit quality enables the Company to enhance the relative values and ease the execution of larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2006 and 2005, the Company had replicated assets with a fair value of $117,498 and $175,353 and credit default swaps with a fair value of $911 and $980, respectively. During the years ended December 31, 2006, 2005, and 2004, the Company did not recognize any capital losses related to credit default swaps.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. At December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $13,072.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, the Company is required to post assets.

31

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amounted to $16,124.

For the years ended December 31, 2006 and 2005, the Company recorded unrealized gains of $5,612 and $6,551, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded to unassigned surplus in the financial statements. The Company recognized income (loss) from options contracts in the amount of $0, $0, and $(1), for the years ended December 31, 2006, 2005, and 2004, respectively.

At December 31, 2006 and 2005, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2006	2005
Derivative securities:
Interest rate and currency swaps:
Receive fixed – pay floating	$496,489	$637,489
Receive floating – pay floating	—	274,119
Receive floating – pay fixed	179,191	456,712

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains or losses. When the contracts are closed, the Company recognizes a realized gain or loss equal to the difference between the proceeds from, or cost of, the closing transaction and the Company’s cost basis in the contract. The Company recognized net realized gains from futures contracts in the amount of $1,268, $317, and $898 for the years ended December 31, 2006, 2005, and 2004, respectively.

32

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Open futures contracts at December 31, 2006 and 2005, were as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2006
46	S&P 500 March 2007 Futures	$16,389	$16,427
December 31, 2005
41	S&P 500 March 2006 Futures	$13,091	$12,862

The Company’s use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company’s hedging strategy to be unsuccessful and result in losses.

These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 29 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2006, 2005 and 2004, none of the Company’s cash flow hedges were discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

33

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2006	2005	2004
Direct premiums	$992,262	$899,134	$858,426
Reinsurance assumed – non affiliates	(5,844)	27,673	30,291
Reinsurance assumed – affiliates	1,345	(7,608)	66,916
Reinsurance ceded – non affiliates	(22,589)	(25,804)	(29,793)
Reinsurance ceded – affiliates	(7,756)	(5,609)	(4,801)

Net premiums earned	$957,418	$887,786	$921,039

The related aggregate reserves for policies and contracts for reinsurance assumed from affiliates are $1,574,567 and $2,062,833 at December 31, 2006 and 2005, respectively.

The Company received reinsurance recoveries in the amount of $17,506, $14,571, and $14,151 during 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $3,325 and $4,840, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2006 and 2005 of $63,161 and $45,888, respectively, of which $29,853 and $17,689, respectively, were ceded to affiliates.

During 2003, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd., an affiliate of the Company. Under the terms of this transaction, the Company ceded the obligations and benefits related to certain life insurance contracts. The difference between the consideration paid of $2,192 and the reserve credit taken of $3,167 was credited directly to unassigned surplus on a net of tax basis. During 2006, 2005, and 2004, the Company has amortized $67, $70, and $72, respectively, into earnings with a corresponding charge to unassigned surplus. The Company holds collateral in the form of letters of credit.

34

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

Effective January 1, 2006, a block of life and accident and health business assumed by the Company under a reinsurance agreement was recaptured. The recapture premium received from the transaction was $8,266. As a result of the transaction, premium receivables of $5,211 were written off and reserves of $62,143 were released resulting in a pre-tax gain of $65,198 ($42,379 net of tax) that was included in the statement of operations.

During 2006, the Company entered into a reinsurance agreement with Transamerica International Re (Ireland), Ltd., an affiliate, to retrocede an inforce block of term life business effective January 1, 2006. The difference between the initial commission expense allowance received of $300 and ceded reserves of $180 resulted in an initial transaction gain of $120 which was credited to unassigned surplus on a net of tax basis in the amount of $78; in accordance with SSAP 61, Life, Deposit-Type and Accident and Health Reinsurance. For the year ended December 31, 2006, the Company amortized $8 into earnings with a corresponding charge to unassigned surplus.

The Company’s liability for deposit-type contracts includes GIC’s and funding agreements assumed from Monumental Life Insurance Company, an affiliate. The liabilities assumed are $458,924 and $844,160 at December 31, 2006 and 2005, respectively.

On June 30, 2004, Academy Life Insurance Company (merged into Life Investors Insurance Company of America on July 1, 2006), an affiliate, recaptured the business it had ceded under a reinsurance treaty with the Company. The Company paid $81,322 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $88,102 related to the recapture has been reported as revenue in the Company’s statement of operations.

Effective January 1, 2005, Monumental Life Insurance Company, an affiliate, recaptured the business it had ceded to the Company. The Company received $5,384 as consideration for this recapture and released $8,471 in reserves related to this transaction, which has been included in the Company’s statement of operations.

Effective December 30, 2005, Academy Life Insurance Company (merged into Life Investors Insurance Company of America on July 1, 2006), an affiliate, recaptured the business it had ceded to the Company. The Company received $31 as consideration for this recapture and released $200 in reserves related to this transaction, which has been included in the Company’s statement of operations.

35

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The main components of deferred income tax amounts are as follows:

	December 31
	2006	2005
Deferred income tax assets:
Accrued bonus	$1,087	$1,063
Deferred intercompany loss	6,942	4,331
Derivatives	—	4,819
Guaranty funds	2,621	2,616
Nonadmitted assets	1,652	1,863
Tax basis deferred acquisition costs	31,773	31,090
Partnerships	12,180	—
Reserves	29,555	23,541
Unrealized capital losses	20,244	21,545
Other	4,301	2,800

Total deferred income tax assets	$110,355	$93,668
Nonadmitted deferred income tax asset	$64,987	$42,315

Admitted deferred income tax assets	$45,368	$51,354
Deferred income tax liabilities:
§807(f) Adjustment – Liability	$2,199	$2,827
Partnerships	—	7,096
Unrealized capital gains	9,106	6,165
Deferred intercompany gains	3,511	2,082
Other	1,267	492

Total deferred income tax liabilities	16,083	18,662

Net admitted deferred income tax asset	$29,285	$32,691

The change in net deferred income tax assets are as follows:

	December 31
	2006	2005	Change
Total deferred income tax assets	$110,355	$93,669	$16,686
Total deferred income tax liabilities	16,083	18,662	(2,579)

Net deferred income tax asset	$94,272	$75,007	19,265

Tax effect of unrealized gains (losses)			734

Change in net deferred income tax			$19,999

36

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

	December 31
	2005	2004	Change
Total deferred income tax assets	$93,669	$92,990	$679
Total deferred income tax liabilities	18,662	21,426	2,764

Net deferred income tax asset	$75,007	$71,564	3,443

Tax effect of unrealized gains (losses)			(4,484)

Change in net deferred income tax			$(1,041)

Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense (benefit) and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2006	2005	2004
Income tax computed at the federal statutory rate (35%)	$47,424	$32,203	$39,964
Amortization of IMR	(534)	(356)	268
Deferred acquisition costs – tax basis	837	(113)	(2,945)
Depreciation	(83)	(83)	(153)
Dividends received deduction	(1,524)	(1,432)	(1,251)
Tax credits	(19,098)	(22,716)	(35,412)
Prior year over accrual	(4,294)	(7,560)	(4,393)
Tax reserve valuation	378	(1,564)	(459)
All other adjustments	3,935	(2,608)	(6,203)

Federal income tax expense (benefit)	27,041	(4,229)	(10,584)
Change in net deferred income taxes	19,999	(1,041)	(38,086)

Total statutory income taxes	$47,040	$(5,270)	$(48,670)

Tax credits include low income housing credits which are investments for which the Company’s primary benefit is a reduction in income tax expense via tax credits.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made during 2006 in the amount of $17,425, which reduced the balance in the PSA to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

37

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income.

The consolidated tax group, in which the Company is included, incurred income taxes during 2005 and 2004 of $286,973, and $280,054, respectively that will be available for recoupment in the event of future net losses. There were no incurred income taxes during 2006 that will be available for recoupment.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 2000. The examination for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

7. Policy and Contract Attributes

Participating life insurance policies are issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted 0.19% and 2.37% of ordinary life insurance in force at December 31, 2006 and 2005, respectively.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

38

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	December 31
	2006		2005
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with fair value adjustment	$158,330	1%	$335,230	3%
Subject to discretionary withdrawal at book value less surrender charge of 5% or more	6,386	—	8,470	—
Subject to discretionary withdrawal at fair value	10,565,479	79	8,944,546	71

Total with adjustment or at fair value	10,730,195	80	9,288,246	74
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	846,055	6	978,264	8
Not subject to discretionary withdrawal	1,895,695	14	2,334,392	18

Total policy reserves on annuities and deposit fund liabilities	$13,471,945	100%	$12,600,902	100%

Included in the liability for deposit-type contracts at December 31, 2006 and 2005 are approximately $9,058 and $272,521, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance is used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2006, the contractual maturities were: 2007 through 2011 - $0; and thereafter - $9,048.

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date. At December 31, 2006 and 2005, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

39

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$3,893	$2,678	$1,215
Ordinary direct renewal business	19,724	4,185	15,539
Group life direct business	21,358	7,850	13,508
Reinsurance ceded	(1,040)	—	(1,040)

Total life and annuity	43,935	14,713	29,222
Accident and health:
Direct	8,405	—	8,405
Reinsurance assumed	4	—	4
Reinsurance ceded	(48)	—	(48)

Total accident and health	8,361	—	8,361

	$52,296	$14,713	$37,583

December 31, 2005
Life and annuity:
Ordinary direct first year business	$4,161	$3,053	$1,108
Ordinary direct renewal business	20,398	4,326	16,072
Group life direct business	28,124	9,437	18,687
Reinsurance ceded	(156)	—	(156)

Total life and annuity	52,527	16,816	35,711
Accident and health:
Direct	10,807	—	10,807
Reinsurance assumed	49	—	49
Reinsurance ceded	(65)	—	(65)

Total accident and health	10,791	—	10,791

	$63,318	$16,816	$46,502

At December 31, 2006 and 2005, the Company had insurance in force aggregating $2,640,354 and $3,014,209, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $18,764 and $10,971 to cover these deficiencies at December 31, 2006 and 2005, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts.

40

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

The Separate Account includes funds related to variable annuities of a nonguaranteed nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an incidental minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit.

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$218	$782,663	$782,881

Reserves for separate accounts as of December 31, 2006 with assets at:
Fair value	$—	$34,606	$10,585,971	$10,620,577

	$—	$34,606	$10,585,971	$10,620,577

Reserves by withdrawal characteristics as of December 31, 2006:
With fair value adjustment	$—	$34,606	$—	$34,606
At fair value	—	—	10,543,271	10,543,271
Not subject to discretionary withdrawal	—	—	42,700	42,700

Total separate account liabilities at December 31, 2006	$—	$34,606	$10,585,971	$10,620,577

41

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$443	$666,785	$667,228

Reserves for separate accounts as of December 31, 2005 with assets at:
Fair value	$48,058	$39,779	$9,029,198	$9,117,035

	$48,058	$39,779	$9,029,198	$9,117,035

Reserves by withdrawal characteristics as of December 31, 2005:
With fair value adjustment	$—	$39,779	$—	$39,779
At fair value	—	—	8,956,181	8,956,181
Not subject to discretionary withdrawal	48,058	—	73,017	121,075

Total separate account liabilities at December 31, 2005	$48,058	$39,779	$9,029,198	$9,117,035

Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$107	$619,404	$619,511

Reserves for separate accounts as of December 31, 2004 with assets at:
Fair value	$135,147	$42,184	$8,267,641	$8,444,972

	$135,147	$42,184	$8,267,641	$8,444,972

Reserves by withdrawal characteristics as of December 31, 2004:
With fair value adjustment	$89,343	$42,184	$—	$131,527
At fair value	—	—	8,208,852	8,208,852
Not subject to discretionary withdrawal	45,804	—	58,789	104,593

Total separate account liabilities at December 31, 2004	$135,147	$42,184	$8,267,641	$8,444,972

42

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2006	2005	2004
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$782,970	$667,230	$619,696
Transfers from separate accounts	(553,582)	(504,566)	(561,230)

Net transfers to separate accounts	229,388	162,664	58,466
Miscellaneous reconciling adjustments	7,953	6,846	(132)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$237,341	$169,510	$58,334

At December 31, 2006 and 2005, the Company had variable annuities with minimum guaranteed income benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2006	Minimum Guaranteed Income Benefit	$18,335	$284	$—
2005	Minimum Guaranteed Income Benefit	17,272	218	—

For Variable Annuities with Guaranteed Living Benefits (VAGLB), the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

43

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Policy and Contract Attributes (continued)

At December 31, 2006, 2005, and 2004, the Company had variable annuities with minimum guaranteed death benefits as follows:

Year	Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
2006	Minimum Guaranteed Death Benefit	$6,918,990	$23,588	$—
2005	Minimum Guaranteed Death Benefit	6,189,664	21,169	—
2004	Minimum Guaranteed Death Benefit	5,948,949	19,156	—

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102 to 105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 102 to 105 percent of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, is at least equal to 102 to 105 percent of the fair value of the loaned securities. The agreement does not allow rehypothication of collateral by any party involved, but does allow cash collateral to be invested in reverse repurchase agreements. At December 31, 2006 and 2005, respectively, securities in the amount of $150,876 and $80,269 were on loan under securities lending agreements.

44

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2007, without prior regulatory approval, is $108,455.

The Company paid an $18,000 preferred stock dividend to its Parent Company, Capital Liberty LP, on December 19, 2006. The Company did not pay a common stock dividend to its Parent Companies in 2006, 2005, or 2004.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus to be maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

10. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

During 2006, the Company executed an administration service agreement with Transamerica Fund Advisors, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $350 for these services during 2006.

The Company is party to a common cost allocation service arrangement between AEGON USA, Inc. (AEGON) companies, in which various affiliated companies may perform specified administrative functions in connection with the operations of the Company, in consideration of reimbursement of actual costs rendered. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2006, 2005, and 2004, the Company paid $32,840, $37,654, and $25,768, respectively, for these services, which approximates their costs to the affiliates.

45

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

10. Related Party Transactions (continued)

Payables to affiliates bear interest at the 30-day commercial paper rate. During 2006, 2005, and 2004, the Company paid net interest of $3,602, $2,141, and $1,363 respectively, to affiliates.

At December 31, 2006 and 2005, the Company reported a net amount of $1,281 due from affiliates and $28,751 due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days.

At December 31, 2006 the Company had a short-term note receivable of $20,000 from AEGON. The note is due by December 28, 2007 and bears interest at 5.25%.

The Company participates in various benefit plans sponsored by AEGON and the related costs allocated to the Company are not significant.

The Company has 2,290,000 shares of redeemable preferred stock outstanding, all of which are owned by Capital Liberty Limited Partnership (CLLP). The preferred stock has a par value of $11 per share and a liquidation value of $240 per share. CLLP is entitled to receive a cumulative dividend equal to 8.5% per annum of the liquidation value of the preferred stock. The Company may redeem all or any portion of the preferred stock at the liquidation value. At December 31, 2006, cumulative unpaid dividends relating to the preferred shares were $215,580.

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $4,814 and a fair value of $4,821 were subject to dollar reverse repurchase agreements. These securities have maturity dates ranging from 2035 to 2036 and have a weighted average interest rate of 5.03%.

The Company has recorded liabilities of $22,448 for municipal reverse repurchase agreements as of December 31, 2006. The reverse repurchase agreements are collateralized by government agency securities with book values of $23,940 as of December 31, 2006. These securities have maturity dates that range from 2017 to 2021 and have a weighted average interest rate of 0%. The Company did not participate in municipal reverse repurchase agreements during 2005.

46

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

During 2006, 2005, and 2004, the Company sold $891, $2,344, and $5,749, respectively, of agent balances without recourse to an affiliated entity. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and thus retains such balances as nonadmitted receivables. Receivables in the amount of $1,691 were nonadmitted as of December 31, 2006.

12. Commitments and Contingencies

The Company may pledge assets as collateral for derivative transactions. In conjunction with these transactions, the Company had pledged invested assets with a carrying value and market value of, $6,539 and $7,868 respectively, at December 31, 2006, and $1,808 and $1,820, respectively, at December 31, 2005. As of December 31, 2006, cash in the amount of $1,100 was posted to the Company which was not included in the financials of the Company. Securities were posted to the Company related to derivative transactions in the amount of $6,660 as of December 31, 2005, which were not included in the financials of the Company. There was no cash posted to the Company as of December 31, 2005 or securities posted to the Company at December 31, 2006 that was not included in the financials of the Company.

The Company has contingent commitments for additional funding of $75,618 and $70,638 at December 31, 2006 and 2005, respectively, for various joint ventures, partnerships, and limited liability companies, which includes commitments in LIHTC’s of $3,668 and $5,124, respectively.

At December 31, 2006 and 2005, there were no securities being acquired on a “to be announced” (TBA) basis.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

47

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Commitments and Contingencies (continued)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $7,489 and $7,531 and an offsetting premium tax benefit of $767 and $904 at December 31, 2006 and 2005, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies.

As of December 31, 2005, the Company entered into a credit enhancement and a standby liquidity asset agreement with a trust that owns securities that are effectively beneficial interests, for commitment amounts of $244,019 for which the Company was paid a fee. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal. The Company has no contingent commitments as of December 31, 2006.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and income annuities	C,B,P,U	$643,480
Bolinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H/Life	C,CA,R,B,P,U	35,458
All others less than 5% of unassigned surplus					—

Total					$678,938

48

Peoples Benefit Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Managing General Agents

C-	Claims Payment
CA-	Claims Adjustment
R-	Reinsurance Ceding
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

14. Debt

The Company has an outstanding liability for borrowed money in the amount of $4,852 and $1,987 as of December 31, 2006 and 2005, respectively, due to participation in dollar reverse repurchase agreements. The company enters reverse dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received.

49

Statutory-Basis Financial

Statement Schedules

Peoples Benefit Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2006

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States Government and government agencies and authorities	$205,181	$213,142	$205,181
States, municipalities and political subdivisions	47,047	47,272	47,047
Foreign governments	32,695	35,561	32,695
Public utilities	238,728	247,888	238,728
All other corporate bonds	2,922,262	2,954,574	2,922,262
Unaffiliated preferred stocks	234,690	253,337	234,690

Total fixed maturities	3,680,603	3,751,774	3,680,603
Equity securities
Unaffiliated common stocks:
Industrial, miscellaneous and all other	2,877	3,850	3,850

Total equity securities	2,877	3,850	3,850
Mortgage loans on real estate	547,963		547,963
Real estate	2,999		2,999
Policy loans	147,617		147,617
Other long-term investments	322,024		322,024
Cash and short-term investments	(10,696)		(10,696)

Total investments	$4,693,387		$4,694,360

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and other than temporary impairments and adjusted for amortization of premiums or accrual of discounts.

50

Peoples Benefit Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2006
Individual life	$362,940	$—	$6,271	$62,423	$28,113	$47,795	$33,468
Individual health	19,628	2,213	3,377	15,299	1,663	10,982	6,415	$15,246
Group life and health	582,520	13,439	23,489	93,310	44,158	(30,779)	90,580	113,276
Annuity	2,223,115	—	—	786,386	204,904	747,473	247,917

	$3,188,203	$15,652	$33,137	$957,418	$278,838	$775,471	$378,380

Year ended December 31, 2005
Individual life	$366,199	$—	$7,091	$62,282	$26,727	$47,661	$11,806
Individual health	18,306	2,497	3,502	16,421	1,534	11,518	3,308	$16,494
Group life and health	646,367	19,954	29,546	136,425	44,742	99,354	50,475	134,542
Annuity	2,443,637	—	1	672,658	222,277	702,048	211,479

	$3,474,509	$22,451	$40,140	$887,786	$295,280	$860,581	$277,068

Year ended December 31, 2004
Individual life	$375,624	$—	$7,200	$68,958	$27,403	$53,127	$85,054
Individual health	16,618	2,731	4,513	18,330	1,365	13,350	5,573	$18,297
Group life and health	656,347	16,106	36,197	204,360	42,763	147,026	66,508	135,993
Annuity	2,592,840	—	—	629,391	218,997	751,096	100,088

	$3,641,429	$18,837	$47,910	$921,039	$290,528	$964,599	$257,223

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

51

Peoples Benefit Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2006
Life insurance in force	$9,283,332	$5,219,896	$179,925	$4,243,361	4%

Premiums:
Individual life	$77,354	$15,585	$654	$62,423	1%
Individual health	15,246	61	114	15,299	1%
Group life and health	113,276	14,699	(5,267)	93,310	(6)%
Annuity	786,386	—	—	786,386	—

	$992,262	$30,345	$(4,499)	$957,418	—

Year ended December 31, 2005
Life insurance in force	$9,065,012	$5,046,843	$1,652,481	$5,670,650	29%

Premiums:
Individual life	$75,440	$14,427	$1,269	$62,282	2%
Individual health	16,494	187	114	16,421	1%
Group life and health	134,542	16,799	18,682	136,425	14%
Annuity	672,658	—	—	672,658	0%

	$899,134	$31,413	$20,065	$887,786	2%

Year ended December 31, 2004
Life insurance in force	$9,096,026	$5,012,082	$1,800,618	$5,884,562	31%

Premiums:
Individual life	$74,758	$13,938	$8,138	$68,958	12%
Individual health	18,297	222	255	18,330	1%
Group life and health	135,993	20,434	88,801	204,360	43%
Annuity	629,378	—	13	629,391	0%

	$858,426	$34,594	$97,207	$921,039	11%

52

FINANCIAL STATEMENTS AND SCHEDULES – STATUTORY BASIS

Monumental Life Insurance Company

Years Ended December 31, 2006, 2005 and 2004

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Monumental Life Insurance Company (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2006. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statement of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2006.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, in 2006 Monumental Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 2 to the financial statements, in 2005 Monumental Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

/s/ Ernst & Young LLP

Des Moines, Iowa

March 13, 2007

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Cash (overdraft), cash equivalents and short-term investments	$(769)	$387,247
Bonds:
Affiliated entities	37,078	22,247
Unaffiliated	14,130,614	15,182,153
Preferred stocks:
Affiliated entities	1,565	1,565
Unaffiliated	985,408	22,397
Common stocks:
Affiliated entities (cost: 2006 - $14,918; 2005 - $12,347)	217,745	119,600
Unaffiliated (cost: 2006 - $29,951; 2005 - $74,367)	38,201	88,780
Mortgage loans on real estate	2,010,968	2,109,817
Real estate at cost, less allowance for depreciation (2006 - $1,376; 2005 - $1,306):
Properties held for sale	5,193	5,224
Investment properties	1,237	(384)
Policy loans	337,829	333,585
Receivable for securities	187	6,489
Other invested assets	820,887	780,943

Total cash and invested assets	18,586,143	19,059,663
Premiums deferred and uncollected	179,647	177,500
Accrued investment income	278,856	251,536
Federal income tax recoverable	55,612	27,361
Net deferred income tax asset	64,385	82,053
Receivable from parent, subsidiaries and affiliates	240,793	230,282
Cash surrender value of life insurance policies	63,682	61,318
Investment broker receivable	1,819	21,985
Reinsurance receivable	138,212	1,793
Other assets	27,896	41,326
Separate account assets	261,060	267,261

Total admitted assets	$19,898,105	$20,222,078

	December 31
	2006	2005
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,610,538	$5,188,470
Annuity	3,606,507	3,840,287
Accident and health	371,182	221,526
Policy and contract claim reserves:
Life	38,688	37,853
Accident and health	124,470	100,967
Liability for deposit-type contracts	2,122,684	2,954,012
Other policyholders’ funds	5,989	6,224
Remittances and items not allocated	5,065	20,110
Borrowed money	126,065	1,206
Reinsurance in unauthorized companies	3,283	2,880
Municipal reverse repurchase agreements	97,827	97,359
Asset valuation reserve	204,475	201,489
Interest maintenance reserve	105,528	112,120
Funds held under reinsurance agreements	6,014,248	6,091,779
Payable for securities	20,217	7,236
Payable to affiliates	105,575	11,037
Transfers from separate accounts due or accrued	(728)	(1,164)
Derivatives	32,215	3,845
Other liabilities	167,237	172,611
Separate account liabilities	261,060	267,261

Total liabilities	19,022,125	19,337,108
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 7,444 issued and outstanding	5,583	5,583
Class B common stock, $750 par value, 10,000 shares authorized, 2,803 issued and outstanding	2,102	2,102
Surplus notes	160,000	160,000
Paid-in surplus	209,934	211,752
Unassigned surplus	498,361	505,533

Total capital and surplus	875,980	884,970

Total liabilities and capital and surplus	$19,898,105	$20,222,078

See accompanying notes.

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Revenue
Premiums and other considerations, net of reinsurance:
Life	$400,164	$381,398	$475,631
Annuity and other deposit-type funds	372,678	417,472	486,352
Accident and health	453,392	452,358	374,210
Net investment income	1,081,391	968,852	905,342
Amortization of interest maintenance reserve	3,387	1,934	(2,775)
Commissions and expense allowances on reinsurance ceded	157,891	214,452	148,269
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291	1,052	1,203
Reserve adjustments on reinsurance ceded	127,275	157,995	1,244,500
Coinsurance reserve recapture	—	—	569,344
Consideration on reinsurance transaction	291,426	—	—
Other income	7,767	7,824	19,022

	2,895,662	2,603,337	4,221,098
Benefits and expenses
Benefits paid or provided for:
Life and accident and health benefits	434,138	464,752	386,205
Surrender benefits	713,790	834,241	938,804
Other benefits	277,643	239,410	221,882
Increase (decrease) in aggregate reserves for policies and contracts:
Life	422,069	245,633	(41,948)
Annuity	(233,779)	(86,562)	(313,603)
Accident and health	149,656	45,614	32,787

	1,763,517	1,743,088	1,224,127
Insurance expenses:
Commissions	359,809	237,657	278,362
General insurance expenses	220,067	195,645	207,975
Taxes, licenses and fees	46,822	33,349	37,461
Net transfers to (from) separate accounts	1,083	(216,669)	(10,755)
Reinsurance reserve adjustment	189,652	169,884	125,975
Reinsurance transaction initial consideration	—	—	1,374,554
Funds withheld ceded investment income	338,259	229,945	115,789
Reinsurance reserve recapture	—	5,384	582,226
Experience refunds	(83,698)	(76,612)	(33,930)
Other	10,900	9,017	(47,678)

	1,082,894	587,600	2,629,979

Total benefits and expenses	2,846,411	2,330,688	3,854,106

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains (losses) on investments	49,251	272,649	366,992
Dividends to policyholders	1,451	1,487	1,564

Gain from operations before federal income tax expense and net realized capital gains (losses) on investments	47,800	271,162	365,428
Federal income tax expense (benefit)	(44,202)	5,548	65,925

Gain from operations before net realized capital gains (losses) on investments	92,002	265,614	299,503
Net realized capital gains (losses) on investments (net of related federal income taxes and amounts transferred to/from interest maintenance reserve)	62,813	(13,335)	28,509

Net income	$154,815	$252,279	$328,012

See accompanying notes.

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2004	$5,583	$2,102	$—	$205,697	$884,872	$1,098,254
Net income	—	—	—	—	328,012	328,012
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	88,054	88,054
Change in nonadmitted assets	—	—	—	—	63,748	63,748
Change in surplus as a result of reinsurance	—	—	—	—	45,630	45,630
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(2,570)	(2,570)
Change in asset valuation reserve	—	—	—	—	(64,411)	(64,411)
Dividends to stockholders	—	—	—	—	(710,000)	(710,000)
Issuance of surplus notes	—	—	160,000	—	—	160,000
Change in net deferred income tax asset	—	—	—	—	(85,194)	(85,194)
Change in reserve on account of change in valuation basis	—	—	—	—	23,504	23,504
Cancellation of stock in connection with statutory merger	—	—	—	—	(9,202)	(9,202)
Tax benefit on stock options exercised	—	—	—	—	20	20
Contributed surplus related to stock appreciation rights of indirect parent	—	—	—	858	—	858

Balance at December 31, 2004	5,583	2,102	160,000	206,555	562,463	936,703
Cumulative effect of change in accounting principle	—	—	—	—	1,258	1,258
Net income	—	—	—	—	252,279	252,279
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	44,886	44,886
Change in nonadmitted assets	—	—	—	—	(43,888)	(43,888)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	2,393	2,393
Change in net deferred income tax asset	—	—	—	—	49,541	49,541
Change in asset valuation reserve	—	—	—	—	(39,432)	(39,432)
Dividends to stockholders	—	—	—	—	(255,000)	(255,000)
Change in surplus as a result of reinsurance	—	—	—	—	(68,999)	(68,999)
Tax benefit on stock options exercised	—	—	—	—	32	32
Contributed surplus related to stock appreciation rights of indirect parent	—	—	—	5,197	—	5,197

Balance at December 31, 2005	5,583	2,102	160,000	211,752	505,533	884,970

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-In Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2005	$5,583	$2,102	$160,000	$211,752	$505,533	$884,970
Cumulative effect of change in accounting principle	—	—	—	—	(8,979)	(8,979)
Net income	—	—	—	—	154,815	154,815
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	122,827	122,827
Change in net unrealized foreign exchange capital gains/losses	—	—	—	—	(100)	(100)
Change in nonadmitted assets	—	—	—	—	(44,620)	(44,620)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(403)	(403)
Change in net deferred income tax asset	—	—	—	—	16,905	16,905
Change in asset valuation reserve	—	—	—	—	(2,986)	(2,986)
Dividends to stockholders	—	—	—	—	(190,000)	(190,000)
Change in surplus as a result of reinsurance	—	—	—	—	(54,631)	(54,631)
Tax benefit on stock options exercised	—	—	—	53	—	53
Change in surplus related to stock appreciation rights of indirect parent	—	—	—	(1,871)	—	(1,871)

Balance at December 31, 2006	$5,583	$2,102	$160,000	$209,934	$498,361	$875,980

See accompanying notes.

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Operating activities
Premiums collected, net of reinsurance	$1,207,499	$1,238,111	$1,337,761
Net investment income	1,122,340	973,143	895,959
Modco reserve adjustment	—	—	1,244,500
Consideration on reinsurance recaptured	—	—	569,344
Miscellaneous income (expense)	539,807	421,475	(1,045)
Benefit and loss related payments	(1,402,223)	(2,157,954)	(1,488,035)
Net transfers to separate, segregated accounts and protected cell amounts	18,589	678,648	379,358
Commissions, expenses paid and aggregate write-ins for deductions	(1,089,354)	(851,258)	(2,032,034)
Dividends paid to policyholders	(1,530)	(1,422)	(1,525)
Federal income taxes paid	(5,832)	(53,063)	(59,084)

Net cash provided by operating activities	389,296	247,680	845,199
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	6,765,533	5,332,160	7,024,194
Stocks	156,305	49,831	35,770
Mortgage loans	388,605	604,558	548,723
Real estate	854	449	12,735
Other invested assets	114,157	56,087	182,516
Miscellaneous proceeds	82,337	18,601	59,456

Total investment proceeds	7,507,791	6,061,686	7,863,394
Cost of investments acquired:
Bonds	(6,509,091)	(6,358,257)	(8,338,589)
Stocks	(262,357)	(52,803)	(43,177)
Mortgage loans	(295,010)	(383,050)	(295,645)
Real estate	(1,267)	(360)	(902)
Other invested assets	(180,705)	(156,520)	(174,905)
Miscellaneous applications	(24)	(79,370)	(29,205)

Total cost of investments acquired	(7,248,454)	(7,030,360)	(8,882,423)
Net (increase) decrease in policy loans	(3,940)	(4,093)	834

Net cost of investments acquired	(7,252,394)	(7,034,453)	(8,881,589)

Net cash provided by (used in) investing activities	255,397	(972,767)	(1,018,195)

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2006	2005	2004
Financing and miscellaneous activities
Proceeds from issuance of surplus notes	$—	$—	$160,000
Borrowed funds received	124,258	1,200	—
Net deposits on deposit-type contracts and other insurance liabilities	(1,008,304)	(437,828)	729,699
Net change in reinsurance on deposit-type contracts and other insurance liabilities	(551,070)	(757,524)	(1,175,075)
Dividends to stockholders	(190,000)	(255,000)	(710,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(73,094)	1,940,878	1,948,477
Funds held under coinsurance	(3,734)	74,591	(563,647)
Other cash provided (used)	669,235	571,288	(344,397)

Net cash provided by (used in) financing and miscellaneous activities	(1,032,709)	1,137,605	45,057

Net increase (decrease) in cash (overdraft), cash equivalents and short-term investments	(388,016)	412,518	(127,939)
Cash (overdraft), cash equivalents and short-term investments:
Beginning of year	387,247	(25,271)	102,668

End of year	$(769)	$387,247	$(25,271)

See accompanying notes.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company and is wholly owned by Capital General Development Corporation (CGDC). CGDC is an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

Pension Life Insurance Company of America (Pension) was merged with the Company effective October 1, 2004. Pension was a wholly-owned subsidiary of Academy Life Insurance Company (Academy), an affiliate, prior to the merger. Under the plan of merger, the Company is the surviving corporation and in exchange for its agreement to merge Pension into the Company, Academy received the fair market value consideration in exchange for its Pension stock. Pension stock was deemed cancelled upon the merger. The fair market value consideration was determined to be $9,202 and agreement of the fair value was reached with the Missouri Insurance Department, the state of domicile of Academy.

The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities, and surplus of Pension were carried forward to the merged company. The consideration paid to Academy for the cancellation of the Pension stock was reflected as a reduction to the surplus of the Company and included in the statement of changes in capital and surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Summarized unaudited financial information for the Company and Pension presented separately for periods prior to the merger are as follows:

Nine Months Ended September 30
2004
Revenues:
Company	$3,922,142
Pension	3,412

Combined	$3,925,554

Net income (loss):
Company	$236,492
Pension	(609)

Combined	$235,883

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam, and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Maryland Insurance Administration, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria for an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses on a statutory basis include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

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1. Organization and Summary of Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not expected to be realizable.

Surplus Notes: Surplus notes are reported as capital and surplus rather than as liabilities as would be required under GAAP.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of a 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are carried at the GAAP basis equity in the underlying net assets and the net unrealized capital gains (losses) are reported in unassigned surplus.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary; the mortgage loan is written down to realizable value and a realized loss is recognized.

Real estate occupied by the Company is reported at cost less allowances for depreciation. Real estate for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed principally by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these interests based on its interest in the underlying GAAP equity of the investee. The Company recognized impairment write-downs for its investments in joint ventures and limited partnerships of $8,925, $75, and $1,613 for years ended December 31, 2006, 2005, and 2004, respectively. These write-downs are included in net realized capital gains/losses within the statement of operations.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $65,720 and $75,553 at December 31, 2006 and 2005, respectively, is net of the reserve of $49,923 and $51,315, respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time the borrower moves, sells the property, dies, repays the loan balance, or violates the provisions of the loan contract.

Participation securities, notes receivable and options are carried at amortized cost.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Effective January 1, 2006, investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. Prior to 2006, LIHTC were valued at GAAP equity.

Other “admitted assets” are valued principally at cost, as required or permitted by Maryland Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

The carrying amounts of all investments are reviewed on an ongoing basis for deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2006 and 2005, the Company excluded investment income due and accrued for bonds in default of $67 and $555, respectively, with respect to such practices. There were no amounts excluded for mortgage loans or real estate for either 2006 or 2005.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the market value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre- determined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the hedged instrument. For cross currency swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 futures and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and fair value adjustments are recorded to unassigned surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Capped floating rate commercial mortgage loans and interest rate caps that are designated as hedges and meet hedge accounting rules are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, generally a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The carrying value of derivative instruments is reflected in either the other invested assets or the derivatives (liability) line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2006 and 2005, derivatives in the amount of $32,215 and $3,845, respectively, were reflected as a liability within the financial statements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company invests in domestic corporate debt securities denominated in US dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk on domestic corporate or emerging market debt through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short-dated transactions. Should a credit event occur, the Company may deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expenses. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements consist of two types: guaranteed indexed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Separate account asset performance different than guaranteed index requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at estimated fair value.

The Company received variable contract premiums of $1,104, $7,653, and $10,552 in 2006, 2005, and 2004, respectively. In addition, the Company received $291, $1,052, and $1,203 in 2006, 2005, and 2004, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. Except for certain acquired business, the direct business issued prior to October, 1964 does not provide for this modification. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business from company mergers occurring in 2004, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, and 1980 Commissioners’ Standard Ordinary Mortality Tables, the 1912, 1941, and 1961 Standard Industrial Mortality Tables, the 1960 Commissioners’ Standard Group Mortality Table, and the American Men, Actuaries, and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 7.25 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners’ Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners’ Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners’ Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements, and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits, or changes in reserves in the statement of operations.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal reverse repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claim and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company’s divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2006 and December 31, 2005 was $1,457 and $1,128, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

The Company incurred $5,817 and paid $5,487 of claim adjustment expenses during 2006, of which $1,823 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 and 2006, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company’s employees participate in various stock appreciation rights (SAR) plans issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company’s employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded a (benefit) expense of $(2,163), $5,197, and $858 for the years ended December 31, 2006, 2005, and 2004, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $292 for year ended December 31, 2006. There was no income tax effect for years ended December 31, 2005 and 2004.

Reclassifications

Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the 2006 presentation.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

2. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored LIHTC properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company’s investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled, and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $8,979 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company’s investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. As a result of this change, the Company reported a cumulative effect of a change of accounting principle that increased unassigned surplus by $1,258 at January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, cash equivalents and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

For fixed maturity securities (including preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit quality, and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Policy loans: The fair value of policy loans are assumed to equal their carrying amount.

Derivative financial instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price. The estimated fair values of swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The carrying amount of these items is included in the liability section of the balance sheet.

Credit default swaps: The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

Investment contract liabilities: Fair values for the Company’s liabilities under investment-type contracts, which include GICs and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Separate account assets and annuity liabilities: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

Surplus notes and borrowed money: Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The fair value of borrowed money is assumed to equal their carrying amount.

Receivable from/payable to parent, subsidiaries, and affiliates: The carrying amount of receivable from/payable to affiliates approximate their fair value.

Fair values for the Company’s insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company’s financial instruments:

	December 31
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Admitted assets
Cash, cash equivalents and short-term investments	$(769)	$(769)	$387,247	$387,247
Bonds, other than affiliates	14,130,614	14,372,727	15,182,153	15,550,318
Preferred stocks, other than affiliates	985,408	1,003,306	22,397	24,057
Common stock, other than affiliates	38,201	38,201	88,780	88,780
Mortgage loans on real estate	2,010,968	2,125,304	2,109,817	2,274,233
Derivative financial instruments:
Credit default swaps	(274	1,831	(370)	1,609
Interest rate swaps	(32,632)	40,653	(4,120)	(66,414)
Options	691	691	645	645
Policy loans	337,829	337,829	333,585	333,585
Receivable from parent, subsidiaries, and affiliates	240,793	240,793	230,282	230,282
Separate account assets	261,060	261,060	267,261	267,261
Liabilities
Investment contract liabilities	10,847,212	10,711,045	12,004,401	11,752,344
Borrowed money	126,065	126,065	1,206	1,206
Payable to affiliates	105,575	105,575	11,037	11,037
Separate account annuity reserve liabilities	243,176	243,176	237,637	237,570

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2006
Bonds:
United States Government and agencies	$602,692	$9,684	$6,060	$1,164	$605,152
State, municipal and other government	404,865	47,201	1,383	142	450,541
Public utilities	917,246	43,851	8,259	4,304	948,534
Industrial and miscellaneous	8,337,373	260,795	91,683	23,664	8,482,821
Mortgage and other asset-backed securities	3,868,438	35,748	11,100	7,407	3,885,679

	14,130,614	397,279	118,485	36,681	14,372,727
Preferred stocks	985,408	30,183	10,539	1,747	1,003,306

	$15,116,022	$427,462	$129,024	$38,428	$15,376,033

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses Less Than 12 Months	Estimated Fair Value
December 31, 2005
Bonds:
United States Government and agencies	$388,148	$2,885	$4,179	$242	$386,612
State, municipal and other government	403,887	49,244	12,841	1,072	439,218
Public utilities	842,842	58,658	1,422	5,770	894,308
Industrial and miscellaneous	9,370,118	396,310	24,863	74,308	9,667,257
Mortgage and other asset-backed securities	4,177,158	31,421	36,012	9,644	4,162,923

	15,182,153	538,518	79,317	91,036	15,550,318
Preferred stocks	22,397	1,660	—	—	24,057

	$15,204,550	$540,178	$79,317	$91,036	$15,574,375

The Company held bonds and preferred stocks at December 31, 2006 with a carrying value of $44,311 and amortized cost of $44,390 that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

At December 31, 2006 and 2005, respectively, for securities that have been in a continuous loss position for greater than or equal to twelve months, the Company held 685 and 379 securities with a carrying value of $3,489,491 and $1,236,841 and an unrealized loss of $129,024 and $79,317 with an average price of 96.3 and 93.6 (NAIC market value/amortized cost). Of this portfolio, 95.0% and 88.8% were investment grade with associated unrealized losses of $118,452 and $42,783, respectively.

At December 31, 2006 and 2005, respectively, for securities that have been in a continuous loss position less than twelve months, the Company held 432 and 603 securities with a carrying value of $2,354,858 and $4,331,391 and an unrealized loss of $38,428 and $91,036 with an average price of 98.4 and 97.9 (NAIC market value/amortized cost). Of this portfolio, 94.0% and 92.5% was investment grade with associated unrealized losses of $29,005 and $77,630, respectively.

At December 31, 2006 and 2005, the Company’s banking sector portfolio reported $26,002 and $22,953, respectively, in unrealized losses. Management believes that the fundamentals of the banking sector continue to be solid and is a high credit quality sector and represents a large portion of the corporate debt market. As a result, the absolute exposure to the banking sector in the Company’s portfolio is also large and of high quality, based on credit agency ratings. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the market value as a percent of book value on securities in an unrealized loss position is high at 97%. It is management’s belief that the unrealized losses in the banking sector are not a result of fundamental problems with individual issuers. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired at December 31, 2006 or 2005.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally financial condition, near term prospects of the issuer,

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2006 and 2005 are as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2006
Bonds:
United States Government and agencies	$232,587	$87,100	$319,687
State, municipal and other government	28,997	14,439	43,436
Public utilities	197,492	219,125	416,617
Industrial and miscellaneous	2,192,159	1,439,964	3,632,123
Mortgage and other asset-backed securities	474,462	441,714	916,176
Preferred stocks	234,768	114,088	348,856

	$3,360,465	$2,316,430	$5,676,895

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2005
Bonds:
United States Government and agencies	$176,556	$19,805	$196,361
State, municipal and other government	19,987	46,951	66,938
Public utilities	40,567	219,886	260,453
Industrial and miscellaneous	587,951	2,729,224	3,317,175
Mortgage and other asset-backed securities	332,453	1,224,488	1,556,941
Preferred stocks	—	—	—

	$1,157,514	$4,240,354	$5,397,868

The carrying amounts and estimated fair values of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

	Carrying Amount	Estimated Fair Value
Due in one year or less	$222,013	$221,600
Due one through five years	3,616,079	3,657,643
Due five through ten years	2,894,882	2,905,126
Due after ten years	3,529,201	3,702,679

	10,262,175	10,487,048
Mortgage and other asset-backed securities	3,868,439	3,885,679

	$14,130,614	$14,372,727

A detail of net investment income is presented below:

	Year Ended December 31
	2006	2005	2004
Bonds	$889,319	$843,314	$783,109
Preferred stock	67,659	2,173	2,299
Common stocks	1,255	5,332	3,545
Mortgage loans	148,891	170,825	194,578
Real estate	2,351	1,828	3,208
Policy loans	22,166	21,337	21,718
Derivative instruments	(37,724)	(63,297)	(86,379)
Cash, cash equivalents, and short-term investments	17,298	6,710	1,729
Other investment income	21,920	30,193	28,371

Gross investment income	1,133,135	1,018,415	952,178
Less investment expenses	51,744	49,563	46,836

Net investment income	$1,081,391	$968,852	$905,342

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stock and related gross realized gains and losses were as follows:

	Year Ended December 31
	2006	2005	2004
Proceeds	$7,634,315	$5,352,987	$7,025,174

Gross realized gains	$69,294	$99,731	$116,679
Gross realized losses	(75,710)	(51,656)	(85,910)

Net realized gains	$(6,416)	$48,075	$30,769

For the years ended December 31, 2006, 2005, and 2004, gross realized losses include $20,655, $19,236, and $25,031, respectively, which relate to losses recognized on other than temporary declines in the market value of fixed maturities.

Gross unrealized gains and gross unrealized losses on common stock, including the stock of affiliated entities, are as follows:

	December 31
	2006	2005
Unrealized gains	$215,711	$124,610
Unrealized losses	(4,635)	(2,944)

Net unrealized gains	$211,076	$121,666

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Net realized capital gains (losses) on investments are summarized below:

	Year Ended December 31
	2006	2005	2004
Bonds	$(4,112)	$44,007	$30,572
Common stocks	13,192	3,704	4,069
Preferred stocks	(2,304)	4,068	197
Mortgage loans on real estate	(4,374)	379	(851)
Real estate	(2)	(1,925)	(1,372)
Derivatives	16,162	(37,934)	(18,301)
Other invested assets	63,150	17,172	35,359

	81,712	29,471	49,673
Federal income tax effect	(22,104)	(28,626)	(8,440)
Transfer to interest maintenance reserve	3,205	(14,180)	(12,724)

Net realized capital gains (losses) on investments	$62,813	$(13,335)	$28,509

At December 31, 2006, 2005, and 2004, the Company had recorded investments in restructured securities of $30,882, $6,422, and $67,151, respectively. There were no capital losses taken as a result of such restructurings during 2006, 2005, and 2004. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2006 and 2005, there were no bonds or stocks held by the Company for which any impairment would have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There are no commitments to lend additional funds to debtors owing receivables.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The change in net unrealized capital gains and losses on investments were as follows:

	Year Ended December 31
	2006	2005	2004
Bonds	$51,468	$(55,787)	$42,779
Common stocks	89,410	66,385	54,466
Preferred stocks	1,948	301	4,631
Mortgage loans on real estate	—	—	—
Derivatives	(29,386)	43,054	(13,151)
Other invested assets	4,543	(18,999)	(16,459)

Change in net unrealized capital gains/losses	$117,983	$34,954	$72,266

At December 31, 2006, investments with an aggregate carrying amount of $9,607 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such state regulatory authorities, as required by statute.

During 2006 and 2005, an impairment loss of $10 and $185, respectively, was taken on Parkway Land Tract, an investment property located in Cary, North Carolina, to write the book value down to the current fair value. During 2005, an impairment loss of $1,900 was taken on Madison Ave Corporate Center, a foreclosure property located in Memphis, Tennessee, to write down the book value to the current fair value. The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. The impairment amounts were reflected as realized losses in the statement of operations.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company’s investments in mortgage loans principally involve commercial real estate. During 2006, the respective maximum and minimum lending rates for mortgage loans were 6.78% and 5.51% for commercial loans and 6.94% and 6.94% for agricultural loans. During 2006, the Company did not reduce interest rates on any outstanding mortgages. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated, during the year ended December 31, 2006 at the time of origination was 75%. Mortgage loans with a carrying amount of $225 were non-income producing for the previous 180 days. Accrued interest of $22 related to these mortgage loans was excluded from investment income at December 31, 2006. Taxes, assessments and other amounts advanced not included in the mortgage loan total were $17 at December 31, 2006.

The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgages to carry fire insurance equal to the value of the underlying property.

At December 31, 2006 and 2005, the Company did not hold any impaired loans with a related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2006 or 2005. The average recorded investment in impaired loans during 2006 was $1,786.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $10 of interest expense on impaired loans for year ended December 31, 2006. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2005 or 2004. The Company did not recognize any interest income on a cash basis for years ended December 31, 2006, 2005, or 2004.

During 2006 and 2005, mortgage loans of $2,313 and $2,827, respectively, were foreclosed or acquired by deed and transferred to real estate. There were no such foreclosures or acquisitions during 2004. At December 31, 2006 and 2005, the Company held a mortgage loan loss reserve in the AVR of $40,661 and $37,983, respectively. The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

Geographic Distribution			Property -Type Distribution
	December 31			December 31
	2006	2005		2006	2005
Pacific	27%	24%	Office	35%	40%
South Atlantic	26	29	Retail	28	26
Middle Atlantic	17	18	Industrial	16	15
Mountain	9	8	Apartment	10	7
East North Central	8	9	Agricultural	4	6
West South Central	5	4	Other	4	3
East South Central	4	4	Residential	2	2
New England	2	2	Medical	1	1
West North Central	2	2

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap contracts. An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2006 and 2005, the Company had replicated assets with a fair value of $308,124 and $373,759, respectively, and credit default swaps with a fair value of $2,105 and $1,979, respectively. During the years ended December 31, 2006, 2005, and 2004, the Company did not recognize any capital losses related to replication transactions.

The Company manages credit default risk on domestic corporate or emerging market debt through the purchase of credit default swaps. As the buyer of default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 Indices. The Company uses S&P 500 and NASDAQ 1000 options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded to unassigned surplus in the financial statements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead. As of December 31, 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive and negative fair value amounted to $167,052 and ($83,366), respectively.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

At December 31, 2006 and 2005, the Company’s outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2006	2005
Derivative securities:
Swaps:
Receive fixed – pay floating	$6,076,147	$5,232,273
Receive fixed – pay fixed	15,000	—
Receive floating – pay fixed	4,205,821	4,199,452
Receive floating – pay floating	2,641,331	3,271,606

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

The Company may enter into futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the account as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains (losses) since they are effectively settled daily through the variation account. When a futures contract closes, the account recognizes a final daily realized gain or loss which effectively closes the transaction and, if any, the Company’s cost basis. The Company recognized net realized gains (losses) from futures contracts in the amount of $3,287, $(1,292), and $2,962, for the years ended December 31, 2006, 2005, and 2004, respectively.

Open futures contracts at December 31, 2006 and 2005, are as follows:

Number of Contracts	Contract Type	Opening Market Value	Year-End Market Value
December 31, 2006:
161	S&P 500 March 2007 Futures	$54,455	$54,440
December 31, 2005:
153	S&P 500 March 2006 Futures	$46,649	$45,779

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 29 years. If the forecasted asset purchase does not occur or is no longer highly probable of occurring, valuation at cost ceases and the forward-starting swap would be valued at its current fair value with fair value adjustments recorded in unassigned surplus. For the years ended December 31, 2006, 2005, and 2004, none of the Company’s cash flow hedges were discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

4. Investments (continued)

For the years ended December 31, 2006, 2005, and 2004, the Company has recorded $9,377, $12,609, and $23 respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain. The Company did not recognize any unrealized gains or losses during 2006, 2005, or 2004 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

5. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

	Year Ended December 31
	2006	2005	2004
Direct premiums	$2,094,835	$1,968,892	$2,095,512
Reinsurance assumed – non affiliates	36,198	71,607	64,941
Reinsurance assumed – affiliates	2,116	5,286	8,288
Reinsurance ceded – non affiliates	(321,493)	(360,023)	(283,559)
Reinsurance ceded – affiliates	(585,422)	(434,534)	(548,989)

Net premiums earned	$1,226,234	$1,251,228	$1,336,193

The Company received reinsurance recoveries in the amount of $250,469, $222,985, and $279,453 during 2006, 2005, and 2004, respectively. At December 31, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $29,773 and $21,632, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2006 and 2005 of $14,093,558 and $13,531,885, respectively, of which $13,892,361 and $13,244,482, respectively, were ceded to affiliates.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

At December 31, 2006 and 2005, amounts recoverable from unaffiliated unauthorized reinsurers totaled $3,872 and $3,220, respectively, and reserve credits for reinsurance ceded totaled $77,477 and $127,869, respectively. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $20,268 and $18,529 at December 31, 2006 and 2005, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. The net amount of reduction in surplus at December 31, 2006 if all reinsurance agreements were cancelled is $31,958.

The Company entered into an agreement with an unaffiliated company to assume an inforce block of life and health business effective September 1, 2006. The Company received reinsurance consideration of $20,785 and established reserves approximately equal to the consideration, resulting in no gain or loss on the transaction.

The Company assumed the risks previously reinsured by Global Premier Reinsurance Company (GPRe), an affiliate, from an unaffiliated company effective December 31, 2006. The Company paid a reinsurance commission expense allowance of $4,282 and established reserves of $2,880, resulting in a pre-tax loss of $7,162 that has been included in the statement of operations.

The Company assumed the risks previously reinsured by GPRe from an unaffiliated company effective December 31, 2006. The Company paid a reinsurance commission expense allowance of $22,332 and established reserves of $17,802, resulting in a pre-tax loss of $40,134 that has been included in the statement of operations.

The Company entered into an agreement with an unaffiliated company to assume an inforce block of life and health business effective December 31, 2006. The Company received reinsurance consideration of $270,641, paid a commission expense allowance of $131,339 and established reserves approximately equal to the reinsurance consideration received, resulting in a pre-tax loss of $131,339 that has been included in the statement of operations.

During 2004, the Company recaptured the business it had ceded to Transamerica Occidental Life Insurance Company, an affiliate. The Company received $569,344 as consideration for this recapture, which has been included in the Company’s statement of operations. The change in reserves of $582,226 related to the recapture has been reported as an expense.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Reinsurance (continued)

On July 1, 2004, the Company entered into an agreement with London Life and Manulife Reinsurance LTD to cede an inforce block of life insurance on a coinsurance and modified coinsurance basis. The Company paid $1,374,554 as consideration and transferred reserves on a modified coinsurance basis of $1,158,554 and coinsurance basis of $216,000. The gain on inception was reflected as a separate item in surplus. During 2006, 2005, and 2004, $28,632, $42,999, and $3,770, respectively, of deferred gain related to this reinsurance agreement has been amortized into earnings with a corresponding charge directly to unassigned surplus.

The Company previously entered into a reinsurance treaty with Transamerica International Reinsurance Ireland, Ltd., an unauthorized affiliate, to cede new production on a block of funding agreements. As a result of this transaction, the Company had a liability for funds withheld under reinsurance of $5,876,714 and $5,965,066 at December 31, 2006 and 2005, respectively.

During 2000, the Company ceded a block of inforce business to a non-affiliate. As a result of this transaction, $130,000 was credited directly to unassigned surplus. This transaction had no overall impact to the Company’s net income, although certain components of the statement of operations were affected. During 2002, the Company amended the agreement which resulted in an additional $80,000 being credited directly to unassigned surplus. During 2006, 2005, and 2004, $26,000 of deferred gain related to this reinsurance agreement has been amortized annually into earnings with a corresponding charge directly to unassigned surplus.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes

The components of deferred taxes are as follows:

	December 31
	2006	2005
Deferred income tax assets:
Nonadmitted assets	$5,310	$4,181
Tax basis deferred acquisition costs	98,414	96,602
Reserves	173,015	149,012
Tax ceding commissions	5,662	4,109
Unrealized capital losses	40,885	61,739
Deferred intercompany losses	18,683	14,480
Other	15,616	25,169

Total deferred income tax assets	357,585	355,292
Nonadmitted deferred tax assets	238,957	199,640

Admitted deferred tax assets	118,628	155,652
Deferred income tax liabilities:
Section 807(f) adjustments	4,194	3,561
Partnerships/real estate	6,764	27,200
Deferred intercompany gains	12,102	10,217
Unrealized capital gains	27,237	32,012
Derivatives	2,773	—
Other	1,173	609

Total deferred income tax liabilities	54,243	73,599

Net admitted deferred tax asset	$64,385	$82,053

The change in net deferred income tax assets are as follows:

	December 31
	2006	2005	Change
Total deferred tax assets	$357,585	$355,292	$2,293
Total deferred tax liabilities	54,243	73,599	19,356

Net deferred tax asset	$303,342	$281,693	21,649

Tax effect of unrealized gains/(losses)			(4,744)

Change in net deferred income tax			$16,905

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

	December 31
	2005	2004	Change
Total deferred tax assets	$355,292	$300,366	$54,926
Total deferred tax liabilities	73,599	78,146	4,547

Net deferred tax asset	$281,693	$222,220	59,473

Tax effect of unrealized gains/(losses)			(9,932)

Change in net deferred income tax			$49,541

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

	Year Ended December 31
	2006	2005	2004
Income tax computed at the federal statutory rate (35%)	$16,730	$94,907	$127,900
Ceding commission amortization	(1,030)	(1,030)	(1,030)
Deferred acquisition costs – tax basis	1,669	(349)	725
Dividends received deduction	(6,192)	(1,604)	(142)
Reinsurance transactions	(19,121)	(24,149)	15,971
Investment income items	2,491	(8,188)	1,912
Limited partnership book / tax difference	(12,825)	(25,232)	(12,717)
Low income housing credits	(42,547)	(31,438)	(30,208)
Prior year over accrual	(6,116)	(12,584)	(17,643)
Tax reserve valuation	25,110	24,544	(16,399)
Other	(2,371)	(9,329)	(2,444)

Federal income tax expense (benefit)	$(44,202)	$5,548	$65,925
Change in net deferred income taxes	16,905	49,541	(85,194)

Total statutory income taxes	$(61,107)	$(43,993)	$151,119

For federal income tax purposes, the Company joins in a consolidated income tax return filing with other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies’ alternative minimum taxable income. At December 31, 2005, the life subgroup had no loss carryforwards. A tax return has not yet been filed for 2006.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Income Taxes (continued)

Income taxes incurred during 2005 and 2004 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses are $286,973, and $280,054, respectively. There are no income taxes available for recoupment for 2006.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the “policyholders’ surplus account” (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made during 2005 in the amount of $251,735, which reduced the PSA balance to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction in net earnings due to this distribution.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and the statute is closed through 2000. The examination fieldwork for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax provisions.

7. Annuity and Deposit Type Contracts

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2006 and 2005.

For the year ended 2006, premiums for life participating policies were $5,112. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,451 to policyholders and did not allocate any additional income to such policyholders.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Annuity and Deposit Type Contracts (continued)

A portion of the Company’s policy reserves and other policyholders’ funds relate to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31
	2006		2005
	Amount	Percent of Total	Amount	Percent of Total
Subject to discretionary withdrawal with market value adjustment	$1,497,303	7%	$3,259,963	16%
Subject to discretionary withdrawal at book value less surrender charge of 5% or more	339,940	2	404,484	2
Subject to discretionary withdrawal at fair value	99,162	1	92,941	1

Total with adjustment or at market value	1,936,405	10	3,757,388	19
Subject to discretionary withdrawal at book value (minimal or no charges or adjustments)	1,262,327	6	1,433,504	7
Not subject to discretionary withdrawal	16,602,404	84	15,035,036	74

Total annuity reserves and deposit fund liabilities - before reinsurance	19,801,136	100%	20,225,928	100%

Less reinsurance ceded	13,785,495		13,159,120

Net annuity reserves and deposit fund liabilities	$6,015,641		$7,066,808

Included in the liability for deposit-type contracts at December 31, 2006 and 2005 are approximately $436,276 and $430,455, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2006, the contractual maturities were: 2007 - $0; 2008 - $84,982; 2009 - $326,417; 2010 - $24,877 2011 - $0; and thereafter - $0.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts

The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are bought by the Company and held within the separate account. The assets in the accounts, carried at estimated fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2006	$—	$—	$4,500	$4,500

Reserves for separate accounts as of December 31, 2006 with assets at:
Market value	$144,013	$—	$99,162	$243,175
Amortized cost	—	—	—	—

Total	$144,013	$—	$99,162	$243,175

Reserves by withdrawal characteristics as of December 31, 2006:
With market value adjustment	$144,013	$—	$—	$144,013
At market value	—	—	99,162	99,162
Not subject to discretionary withdrawal	—	—	—	—

Total	$144,013	$—	$99,162	$243,175

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts (continued)

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2005	$—	$—	$7,653	$7,653

Reserves for separate accounts as of December 31, 2005 with assets at:
Market value	$144,696	$—	$92,941	$237,637
Amortized cost	—	—	—	—

Total	$144,696	$—	$92,941	$237,637

Reserves by withdrawal characteristics as of December 31, 2005:
With market value adjustment	$123,997	$—	$—	$123,997
At market value	—	—	92,941	92,941
Not subject to discretionary withdrawal	20,699	—	—	20,699

Total	$144,696	$—	$92,941	$237,637

	Guaranteed Indexed	Nonindexed Guaranteed	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2004	$—	$—	$19,601	$19,601

Reserves for separate accounts as of December 31, 2004 with assets at:
Market value	$699,571	$—	$151,577	$851,148
Amortized cost	—	—	—	—

	$699,571	$—	$151,577	$851,148

Reserves by withdrawal characteristics as of December 31, 2004:
With market value adjustment	$679,218	$—	$—	$679,218
At market value	—	—	151,577	151,577
Not subject to discretionary withdrawal	20,353	—	—	20,353

Total	$699,571	$—	$151,577	$851,148

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

8. Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	Year Ended December 31
	2006	2005	2004
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$1,104	$7,653	$10,552
Transfers from separate accounts	(21)	(224,322)	(21,307)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$1,083	$(216,669)	$(10,755)

9. Policy and Contract Attributes

Reserves on the Company’s traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy’s paid-through date to the policy’s next anniversary date.

At December 31, 2006 and 2005, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

	Gross	Loading	Net
December 31, 2006
Life and annuity:
Ordinary direct first year business	$26,350	$20,965	$5,385
Ordinary direct renewal business	204,400	59,740	144,660
Group life direct business	5,331	1,807	3,524
Credit direct business	(67)	—	(67)
Reinsurance ceded	(13,473)	—	(13,473)

Total life and annuity	222,541	82,512	140,029
Accident and health:
Direct	39,992	—	39,992
Reinsurance ceded	(374)	—	(374)

Total accident and health	39,618	—	39,618

	$262,159	$82,512	$179,647

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Policy and Contract Attributes (continued)

	Gross	Loading	Net
December 31, 2005
Life and annuity:
Ordinary direct first year business	$29,361	$21,206	$8,155
Ordinary direct renewal business	202,159	59,314	142,845
Group life direct business	2,922	747	2,175
Credit direct business	18	—	18
Reinsurance ceded	(12,110)	—	(12,110)

Total life and annuity	222,350	81,267	141,083
Accident and health:
Direct	36,684	—	36,684
Reinsurance ceded	(267)	—	(267)

Total accident and health	36,417	—	36,417

	$258,767	$81,267	$177,500

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Heath Contracts. At December 31, 2006 and 2005, the Company had insurance in force aggregating $8,521,388 and $7,601,622, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Maryland Insurance Administration. The Company established policy reserves of $96,627 and $81,394 to cover these deficiencies at December 31, 2006 and 2005, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

9. Policy and Contract Attributes (continued)

During 2004, the Company received approval from the Maryland Insurance Administration to destrengthen reserves on traditional whole life and limited payment life plans to the minimum valuation bases required by Maryland valuation law. This caused a decrease in reserves of $23,504, which was credited directly to unassigned surplus. There was no reserve destrengthening in 2006 or 2005.

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Maryland, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the lesser of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2007, without the prior approval of insurance regulatory authorities, is $86,829.

The Company paid dividends in cash to its stockholders of $190,000, $255,000, and $710,000 in 2006, 2005, and 2004, respectively, which were approved by the Maryland Insurance Administration.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

11. Securities Lending

The Company participates in an agent managed securities lending program. The Company receives collateral equal to 102/105 percent of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 102/105 percent of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, is at least equal to 102/105 percent of the fair value of the loaned securities. The program requirements restrict collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels. At December 31, 2006 and 2005, the value of securities loaned amounted to $1,176,973 and $582,607, respectively.

12. Capital Structure

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to one such vote.

During 2004, the Company received $117,168 from CDGC and $42,832 from AEGON USA, Inc. (AEGON), both affiliates, in exchange for surplus notes. These notes are due 20 years from the date of issuance and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2006 and 2005 is as follows:

December 31, 2006:

Date Issued	Interest Rate	Original Amount of Notes	Balance Out-standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
December 23, 2004	6.0%	$117,168	$117,168	$7,030	$13,630	$586
December 23, 2004	6.0	42,832	42,832	2,570	4,983	214

Total		$160,000	$160,000	$9,600	$18,613	$800

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Capital Structure (continued)

December 31, 2005:

Date Issued	Interest Rate	Original Amount of Notes	Balance Out-standing at End of Year	Interest Paid Current Year	Total Interest Paid	Accrued Interest
December 23, 2004	6.0%	$117,168	$117,168	$6,600	$6,600	$586
December 23, 2004	6.0	42,832	42,832	2,413	2,413	214

Total		$160,000	$160,000	$9,013	$9,013	$800

As of December 31, 2004, there was no interest paid or accrued on either of the outstanding surplus notes.

13. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the Statement of Financial Accounting Standards No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee’s compensation during the highest five consecutive years of employment. Pension expense aggregated $6,201, $5,802, and $5,379 for the years ended December 31, 2006, 2005, and 2004, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $2,372, $2,414, and $2,662 for the years ended December 31, 2006, 2005, and 2004, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

13. Retirement and Compensation Plans (continued)

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,007, $1,098, and $1,117, for the years ended December 31, 2006, 2005, and 2004, respectively.

14. Related Party Transactions

At December 31, 2006 and 2005, the Company had the following investments in subsidiaries representing related parties:

	December 31
	2006	2005
Bonds:
Malibu Loan Fund LTD	$37,078	$22,247
Preferred stocks:
Malibu Loan Fund LTD	1,565	1,565
Common stocks:
Ammest Realty Corporation	—	1,191
Real Estate Alternative Portfolio 3A Inc	1,382	830
Peoples Benefit Life Insurance Company	216,363	117,579

	256,388	143,412
Other invested assets:
Capital Liberty Limited Partnership	286,462	266,968

	$542,850	$386,568

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Related Party Transactions (continued)

The Company’s investment in Capital Liberty Limited Partnership (CLLP) is represented by a limited partnership interest. As of December 31, 2006, the Company has a 99% interest CLLP. CLLP, in turn, owns 100% of the preferred stock and 20% of the common stock of Peoples Benefit Life Insurance Company (Peoples), an affiliate of the Company. The statutory-basis capital and surplus of Peoples was $833,204, $703,720, and $615,052 at December 31, 2006, 2005, and 2004, respectively. The preferred stock of Peoples provides CLLP preference in liquidation of Peoples up to a total value of $549,600. CLLP records its investment in Peoples at the liquidation value of the preferred stock, but not in excess of the total capital and surplus of Peoples. The Company’s carrying value of CLLP increased in 2006, 2005, and 2004 due to an increase in the total capital and surplus of Peoples.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between AEGON companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2006, 2005, and 2004, the Company paid $53,519, $53,942, and $56,011, respectively, for these services, which approximates their costs to the affiliates.

At December 31, 2006, the Company reported $70,743, excluding short-term intercompany notes receivable, as due from parent, subsidiary, and affiliated companies. The Company also reported $44,575 as due to parent, subsidiary, and affiliated companies. Terms of settlement require that these amounts be settled within 90-days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2006, 2005, and 2004, the Company paid net interest of $1,632, $969, and $479, respectively, to affiliates.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

14. Related Party Transactions (continued)

At December 31, 2006, the Company has two short-term notes receivable from Transamerica Corporation of $49,800 and $20,600. These notes are due on or before June 22, 2007 and December 28, 2007, respectively, and bear interest at 5.06% and 5.25%, respectively. The Company has three short-term notes receivable from Stonebridge Life Insurance Company of $13,300, $2,000 and $18,600 which are due by December 19, December 20 and December 28, 2007, respectively. All of these notes bear interest at 5.25%. At December 31, 2006 and 2005, the Company had a short-term note receivable from CGDC of $65,000, bearing interest at 4.23%. This note was repaid in February of 2007. The three short-term notes receivable from AEGON totaling $80,200 outstanding at December 31, 2005 and due on various dates in December 2006 were all repaid in the first quarter of 2006. The Company also has a long-term note receivable from Bankers Financial Life Insurance Company of $750 which bears interest at 6%.

At December 31, 2006, the Company has two short-term notes payable to Transamerica Occidental Life Insurance Company of $44,800 and $16,200 which are due by December 27 and December 29, 2007, respectively. Both notes bear interest at 5.25%. The Company had no short-term notes payable to affiliates at December 31, 2005.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2006 and 2005, the cash surrender value of these policies was $63,682 and $61,318, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

15. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
Bolinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H/Life	C,CA,R,B,P,U	$85,684

Coverdell & Company 1718 Peachtree St. NW Suite 276 Atlanta, GA 30309	58-1604660	No	Group/ Individual A&H Group Life	Partial Admin	65,253

Direct Response Admin Services, Inc. 7930 Century Blvd. Chanhassen, MN 55317-8001	41-1714043	No	Group/ Individual A&H Group Life	Partial Admin	23,080

Total					$174,017

C-	Claims Payment
CA-	Claims Adjustment
R-	Reinsurance Ceding
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

16. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $41,312,295 as of December 31, 2006. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future funding requirements that would have a material impact on reported financial results.

At December 31, 2006 and 2005, the Company has entered into multiple agreements with commitment amounts of $48,675 and $148,675, respectively, for which it was paid a fee to provide standby liquidity asset purchase agreements. The Company believes the chance of draws under the agreements is minimal. Any advances that would be made under these agreements would be repaid with interest.

During 2006 and 2005, the Company has provided guarantees for the performance of a noninsurance subsidiary that was involved in guaranteed sales of investments in LIHTC partnerships. These partnerships are partially or majority owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investors’ capital accounts covered by the transactions was $157,266 and $112,849 at December 31, 2006 and 2005, respectively. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investors’ inability to fully utilize the tax benefits. Accordingly, the Company believes the chance of having to make material payments under the guarantee is remote.

At December 31, 2006, the Company has mortgage loan commitments of $63,300 and contingent commitments of $195,476 to joint ventures, partnerships and limited liability companies, which include LIHTC commitments of $128,611.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

16. Commitments and Contingencies (continued)

At December 31, 2006 and 2005, the net amount of securities being acquired (sold) on a “to be announced” (TBA) basis was $40 and $(3,996), respectively.

The Company may pledge assets as collateral for transactions involving funding agreements and reverse repurchase agreements. At December 31, 2006, the Company had pledged invested assets with a carrying value and market value of $49,472 and $50,022, respectively, in conjunction with these transactions. At December 31, 2005, the Company has pledged invested assets with a carrying value and fair value of $86,299 and $88,617, respectively, in conjunction with these transactions. Cash in the amount of $32,644 and $5,110 and securities in the amount of $33,205 and $30,557, were posted to the Company as of December 31, 2006 and 2005, respectively, which were not included in the financials of the Company. A portion of the cash posted to the Company was reposted as collateral by the Company in the amount of $5,205 as of December 31, 2006.

The Company is a party to legal proceedings incidental to its business, including class actions. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $6,690 and $6,703 at December 31, 2006 and 2005, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $626, $607, and $961 for the years ended December 31, 2006, 2005, and 2004, respectively.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

17. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $124,731 and a market value of $125,213 were subject to dollar reverse repurchase agreements. At December 31, 2005, securities with a book value of $1,212 and a market value of $1,204 were subject to dollar reverse repurchase agreements. These securities had an average interest rate of 5.78%.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company has recorded liabilities of $97,827 and $97,359 for these agreements as of December 31, 2006 and 2005, respectively. The reverse repurchase agreements are collateralized by government agency securities with book values of $102,680 and $100,823 as of December 31, 2006 and 2005, respectively. These securities have maturity dates that range from 2008 to 2025 and have a weighted average interest rate of 6.2%.

The Company has an outstanding liability for borrowed money in the amount of $126,065 and $1,206 as of December 31, 2006 and 2005, respectively due to participation in dollar reverse repurchase agreements. The Company enters dollar reverse repurchase agreements which securities are delivered to the counterparty once adequate collateral has been received.

During 2006, 2005, and 2004, the Company sold $91, $1,010, and $2,266, respectively, of agent balances without recourse to an affiliated company. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliated company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as nonadmitted receivables. Receivables in the amount of $2,053 were nonadmitted as of December 31, 2006.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

17. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2006 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds:
NAIC 4	1	$1,051	$1,119	$60
NAIC 5	1	428	428	1

18. Subsequent events

Subsequent to year end, the Company entered into an agreement to recapture life reserves ceded under a coinsurance/modified coinsurance agreement from Manulife Reins Ltd. As a result of the transaction, the Company received $70,857 of recapture consideration through the release of the funds withheld liability related to the coinsured reserve and reduced the reserves ceded $70,857 for no gain or loss. In addition, reserves retained on the Company’s balance sheet of $951,338 ceded under a modified coinsurance agreement were also recaptured at no gain or loss.

Subsequent to year end, the Company entered in an agreement to recapture life reserves ceded under a coinsurance/modified coinsurance agreement from London Life Reinsurance Company. As a result of the transaction, the Company received $29,143 of recapture consideration through the release of the funds withheld liability related to the coinsured reserve and reduced the reserves ceded $29,143 for no gain or loss. In addition, reserves retained on the Company’s balance sheet of $391,276 ceded under a modified coinsurance agreement were also recaptured at no gain or loss.

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

18. Subsequent events (continued)

The Company has redomesticated to an Iowa life insurance company from a Maryland life insurance company effective April 1, 2007. Under the Restated Articles of Incorporation and Redomestication, the Company possesses and shall continue to posses all privileges, franchises and powers to the same extent as if it had been originally incorporated under the laws of the State of Iowa and the Company’s initial date of authorization as an insurer in Maryland of March 5, 1858 was preserved The state of Iowa has adopted the accounting practices prescribed by the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual and therefore the affects of the redomestication on the accounting practices used by the Company are expected to be immaterial.

Statutory-Basis

Financial Statement Schedules

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2006

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet
Fixed maturities
Bonds:
United States government and government agencies and authorities	$608,055	$610,433	$608,055
States, municipalities and political subdivisions	276,953	282,197	276,953
Foreign governments	367,540	410,106	367,540
Public utilities	917,246	948,534	917,246
All other corporate bonds	11,960,820	12,121,457	11,960,820
Preferred stocks	985,408	1,003,306	985,408

Total fixed maturities	15,116,022	15,376,033	15,116,022
Equity securities
Common stocks:
Public utilities	—	—	—
Banks, trust and insurance	—	—	—
Industrial, miscellaneous and all other	29,951	38,201	38,201

Total equity securities	29,951	38,201	38,201
Mortgage loans on real estate	2,010,968		2,010,968
Real estate	6,430		6,430
Policy loans	337,829		337,829
Other long-term investments	820,887		820,887
Cash, cash equivalents and short-term investments	(769)		(769)

Total investments	$18,321,318		$18,329,568

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2006

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2006
Individual life	$5,477,498	$—	$34,535	$342,085	$313,116	$641,911	$479,872
Individual health	219,105	116,643	40,327	120,078	25,334	204,849	37,990	$124,002
Group life and health	150,734	17,740	88,137	391,393	13,825	240,502	207,438	418,361
Annuity	3,606,507	—	159	372,678	729,116	676,255	357,594

	$9,453,844	$134,383	$163,158	$1,226,234	$1,081,391	$1,763,517	$1,082,894

Year ended December 31, 2005
Individual life	$5,088,838	$—	$33,288	$327,449	$393,502	$530,195	$318,070
Individual health	163,903	24,988	28,433	122,113	13,964	91,219	45,283	$129,012
Group life and health	115,160	17,107	76,894	384,194	12,846	216,524	143,208	412,304
Annuity	3,840,287	—	205	417,472	548,540	905,150	81,039

	$9,208,188	$42,095	$138,820	$1,251,228	$968,852	$1,743,088	$587,600

Year ended December 31, 2004
Individual life	$4,853,878	$—	$42,631	$421,163	$355,376	$237,973	$1,650,599
Individual health	117,976	26,172	28,519	121,106	11,123	77,519	58,725	$128,329
Group life and health	103,744	16,979	75,104	307,570	13,626	161,386	145,725	438,114
Annuity	3,926,849	—	—	486,354	525,217	747,249	774,930

	$9,002,447	$43,151	$146,254	$1,336,193	$905,342	$1,224,127	$2,629,979

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2006

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2006
Life insurance in force	$61,270,842	$26,075,481	$10,207,102	$45,402,463	22%

Premiums:
Individual life	$659,396	$318,487	$1,176	$342,085	0%
Individual health	124,001	7,934	4,011	120,078	3%
Group life and health	418,361	33,233	6,265	391,393	2%
Annuity	893,077	547,261	26,862	372,678	7%

	$2,094,835	$906,915	$38,314	$1,226,234	3%

Year ended December 31, 2005
Life insurance in force	$62,650,888	$27,582,802	$209,202	$35,277,288	1%

Premiums:
Individual life	$659,721	$331,719	$(553)	$327,449	0%
Individual health	129,012	7,150	251	122,113	0%
Group life and health	412,304	39,676	11,566	384,194	3%
Annuity	767,855	416,012	65,629	417,472	16%

	$1,968,892	$794,557	$76,893	$1,251,228	6%

Year ended December 31, 2004
Life insurance in force	$63,465,404	$29,545,754	$512,463	$34,432,113	1%

Premiums:
Individual life	$655,074	$236,871	$2,960	$421,163	1%
Individual health	128,329	7,194	(29)	121,106	0%
Group life and health	438,114	130,660	116	307,570	0%
Annuity	873,995	457,823	70,182	486,354	14%

	$2,095,512	$832,548	$73,229	$1,336,193	5%

FINANCIAL STATEMENTS

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Year Ended December 31, 2006

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Financial Statements

Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Contract Owners

of the Marquee Variable Annuity,

Peoples Benefit Life Insurance Company

We have audited the accompanying statements of assets and liabilities of certain subaccounts of Peoples Benefit Life Insurance Company Separate Account V (comprised of the Fidelity – VIP Money Market, Fidelity – VIP Equity-Income, Fidelity – VIP Growth, Fidelity – VIP Asset Manager, Dreyfus VIF – Growth and Income, Dreyfus VIF – Quality Bond, T. Rowe Price Equity Income, T. Rowe Price New America Growth, T. Rowe Price International Stock, OpCap Managed, and OpCap Small Cap subaccounts), which are available for investment by contract owners of the Marquee Variable Annuity, as of December 31, 2006, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the mutual funds’ transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Peoples Benefit Life Insurance Company Separate Account V, which are available for investment by contract owners of the Marquee Variable Annuity at December 31, 2006, and the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

March 15, 2007

A member firm of Ernst & Young Global Limited

1

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Assets and Liabilities

December 31, 2006

	Fidelity - VIP Money Market Subaccount	Fidelity - VIP Equity-Income Subaccount	Fidelity - VIP Growth Subaccount	Fidelity - VIP Asset Manager Subaccount
Assets
Investment in securities:
Number of shares	3,455,434.770	148,588.171	93,544.953	79,297.837

Cost	$3,455,435	$3,322,542	$2,990,286	$1,073,505

Investments in mutual funds, at net asset value	$3,455,435	$3,893,010	$3,355,457	$1,245,769
Receivable for units sold	3	25	25	3

Total assets	3,455,438	3,893,035	3,355,482	1,245,772

Liabilities
Payable for units redeemed	—	—	—	—

	$3,455,438	$3,893,035	$3,355,482	$1,245,772

Net Assets:
Deferred annuity contracts terminable by owners	$3,455,438	$3,893,035	$3,355,482	$1,245,772

Total net assets	$3,455,438	$3,893,035	$3,355,482	$1,245,772

Accumulation units outstanding:
“A” Units - M&E - 0.80%	124,361	5,881	5,760	6,916

“B” Units - M&E - 1.40%	114,034	121,549	127,029	55,957

Accumulation units value:
“A” Units - M&E - 0.80%	$14.99360	$33.21881	$28.35085	$21.37609

“B” Units - M&E -1.40%	$13.95046	$30.42123	$25.12956	$19.62092

See accompanying notes.

2

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Assets and Liabilities

December 31, 2006

	Dreyfus VIF - Growth and Income Subaccount	Dreyfus VIF - Quality Bond Subaccount	T. Rowe Price Equity Income Subaccount	T. Rowe Price New America Growth Subaccount

Assets
Investment in securities:
Number of shares	92,293.225	95,043.547	162,827.547	84,160.958

Cost	$1,902,601	$1,092,981	$3,231,585	$1,681,816

Investments in mutual funds, at net asset value	$2,287,949	$1,067,339	$4,044,636	$1,811,144
Receivable for units sold	13	2	25	11

Total assets	2,287,962	1,067,341	4,044,661	1,811,155

Liabilities
Payable for units redeemed	—	—	—	—

	$2,287,962	$1,067,341	$4,044,661	$1,811,155

Net Assets:
Deferred annuity contracts terminable by owners	$2,287,962	$1,067,341	$4,044,661	$1,811,155

Total net assets	$2,287,962	$1,067,341	$4,044,661	$1,811,155

Accumulation units outstanding:
“A” Units - M&E - 0.80%	10,274	2,400	7,381	1,539

“B” Units - M&E - 1.40%	77,785	57,204	108,842	75,222

Accumulation units value:
“A” Units - M&E - 0.80%	$28.41849	$19.65890	$37.92190	$24.87382

“B” Units - M&E - 1.40%	$25.66026	$17.83367	$34.58899	$23.56852

See accompanying notes.

3

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Assets and Liabilities

December 31, 2006

	T. Rowe Price International Stock Subaccount	OpCap Managed Subaccount	OpCap Small Cap Subaccount
Assets
Investment in securities:
Number of shares	116,437.670	46,345.028	62,332.015

Cost	$1,626,300	$1,785,209	$1,725,913

Investments in mutual funds, at net asset value	$2,092,385	$1,922,392	$2,290,078
Receivable for units sold	—	8	23

Total assets	2,092,385	1,922,400	2,290,101

Liabilities
Payable for units redeemed	7	—	—

	$2,092,378	$1,922,400	$2,290,101

Net Assets:
Deferred annuity contracts terminable by owners	$2,092,378	$1,922,400	$2,290,101

Total net assets	$2,092,378	$1,922,400	$2,290,101

Accumulation units outstanding:
“A” Units - M&E - 0.80%	10,540	6,415	6,788

“B” Units - M&E - 1.40%	107,914	63,590	62,440

Accumulation units value:
“A” Units - M&E - 0.80%	$19.12526	$29.70561	$35.48243

“B” Units - M&E - 1.40%	$17.52138	$27.23452	$32.81952

See accompanying notes.

4

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Operations

Year Ended December 31, 2006

	Fidelity - VIP Money Market Subaccount	Fidelity - VIP Equity-Income Subaccount	Fidelity - VIP Growth Subaccount	Fidelity - VIP Asset Manager Subaccount
Net investment income (loss)
Income:
Dividends	$158,476	$121,837	$15,418	$39,994
Expenses:
Administrative, mortality and expense risk charge	35,338	50,730	49,920	18,195

Net investment income (loss)	123,138	71,107	(34,502)	21,799
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	—	441,456	—	—
Proceeds from sales	1,280,824	507,735	1,138,615	374,022
Cost of investments sold	1,280,824	469,938	1,345,373	367,320

Net realized capital gains (losses) on investments	—	479,253	(206,758)	6,702
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	—	481,533	(75,958)	124,437
End of period	—	570,468	365,171	172,264

Net change in unrealized appreciation/depreciation of investments	—	88,935	441,129	47,827

Net realized and unrealized capital gains (losses) on investments	—	568,188	234,371	54,529

Increase (decrease) in net assets from operations	$123,138	$639,295	$199,869	$76,328

See accompanying notes.

5

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Operations

Year Ended December 31, 2006

	Dreyfus VIF - Growth and Income Subaccount	Dreyfus VIF - Quality Bond Subaccount	T. Rowe Price Equity Income Subaccount	T. Rowe Price New America Growth Subaccount
Net investment income (loss)
Income:
Dividends	$18,248	$53,216	$60,245	$832
Expenses:
Administrative, mortality and expense risk charge	30,530	15,750	51,973	25,154

Net investment income (loss)	(12,282)	37,466	8,272	(24,322)
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	—	—	106,792	23,286
Proceeds from sales	686,605	342,877	526,737	342,499
Cost of investments sold	721,608	351,974	435,226	427,576

Net realized capital gains (losses) on investments	(35,003)	(9,097)	198,303	(61,791)
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	54,361	(26,683)	398,098	(61,491)
End of period	385,348	(25,642)	813,051	129,328

Net change in unrealized appreciation/depreciation of investments	330,987	1,041	414,953	190,819

Net realized and unrealized capital gains (losses) on investments	295,984	(8,056)	613,256	129,028

Increase (decrease) in net assets from operations	$283,702	$29,410	$621,528	$104,706

See accompanying notes.

6

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Operations

Year Ended December 31, 2006

	T. Rowe Price International Stock Subaccount	OpCap Managed Subaccount	OpCap Small Cap Subaccount
Net investment income (loss)
Income:
Dividends	$23,004	$37,481	$—
Expenses:
Administrative, mortality and expense risk charge	27,712	27,791	31,347

Net investment income (loss)	(4,708)	9,690	(31,347)
Net realized and unrealized capital gains (losses) on investments
Net realized capital gains (losses) on investments:
Realized gain distributions	6,901	231,697	142,584
Proceeds from sales	569,777	685,667	749,132
Cost of investments sold	639,958	638,040	643,222

Net realized capital gains (losses) on investments	(63,280)	279,324	248,494
Net change in unrealized appreciation/depreciation of investments:
Beginning of period	60,339	261,786	287,443
End of period	466,085	137,183	564,165

Net change in unrealized appreciation/depreciation of investments	405,746	(124,603)	276,722

Net realized and unrealized capital gains (losses) on investments	342,466	154,721	525,216

Increase (decrease) in net assets from operations	$337,758	$164,411	$493,869

See accompanying notes.

7

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	Fidelity - VIP Money Market Subaccount		Fidelity - VIP Equity-Income Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$123,138	$66,141	$71,107	$19,400
Net realized capital gains (losses) on investments	—	—	479,253	168,828
Net change in unrealized appreciation/ depreciation of investments	—	—	88,935	(53,093)

Increase (decrease) in net assets from operations	123,138	66,141	639,295	135,135
Contract transactions
Net contract purchase payments	261,677	6,593	28,847	6,953
Transfer payments from (to) other subaccounts or general account	789,106	677,910	73,151	(24,881)
Contract terminations, withdrawals, and other deductions	(969,324)	(1,961,697)	(376,499)	(1,213,717)
Contract maintenance charges	(2,243)	(2,496)	(2,498)	(2,828)

Increase (decrease) in net assets from contract transactions	79,216	(1,279,690)	(276,999)	(1,234,473)

Net increase (decrease) in net assets	202,354	(1,213,549)	362,296	(1,099,338)
Net assets:
Beginning of the period	3,253,084	4,466,633	3,530,739	4,630,077

End of the period	$3,455,438	$3,253,084	$3,893,035	$3,530,739

See accompanying notes.

8

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	Fidelity - VIP Growth Subaccount		Fidelity - VIP Asset Manager Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$(34,502)	$(34,760)	$21,799	$34,389
Net realized capital gains (losses) on investments	(206,758)	(1,068,712)	6,702	(109,932)
Net change in unrealized appreciation/ depreciation of investments	441,129	1,235,488	47,827	99,382

Increase (decrease) in net assets from operations	199,869	132,016	76,328	23,839
Contract transactions
Net contract purchase payments	16,053	6,305	1,200	1,990
Transfer payments from (to) other subaccounts or general account	(20,151)	(125,181)	12,315	(43,609)
Contract terminations, withdrawals, and other deductions	(911,699)	(1,533,152)	(352,538)	(834,671)
Contract maintenance charges	(3,172)	(3,849)	(868)	(1,032)

Increase (decrease) in net assets from contract transactions	(918,969)	(1,655,877)	(339,891)	(877,322)

Net increase (decrease) in net assets	(719,100)	(1,523,861)	(263,563)	(853,483)
Net assets:
Beginning of the period	4,074,582	5,598,443	1,509,335	2,362,818

End of the period	$3,355,482	$4,074,582	$1,245,772	$1,509,335

See accompanying notes.

9

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	Dreyfus VIF - Growth and Income Subaccount		Dreyfus VIF - Quality Bond Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$(12,282)	$557	$37,466	$31,868
Net realized capital gains (losses) on investments	(35,003)	(233,702)	(9,097)	(10,247)
Net change in unrealized appreciation/ depreciation of investments	330,987	261,887	1,041	(6,450)

Increase (decrease) in net assets from operations	283,702	28,742	29,410	15,171
Contract transactions
Net contract purchase payments	5,490	10,521	1,019	2,359
Transfer payments from (to) other subaccounts or general account	(149,582)	(65,640)	(41,542)	(178,647)
Contract terminations, withdrawals, and other deductions	(506,471)	(855,060)	(253,539)	(286,889)
Contract maintenance charges	(1,941)	(2,418)	(659)	(888)

Increase (decrease) in net assets from contract transactions	(652,504)	(912,597)	(294,721)	(464,065)

Net increase (decrease) in net assets	(368,802)	(883,855)	(265,311)	(448,894)
Net assets:
Beginning of the period	2,656,764	3,540,619	1,332,652	1,781,546

End of the period	$2,287,962	$2,656,764	$1,067,341	$1,332,652

See accompanying notes.

10

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	T. Rowe Price Equity Income Subaccount		T. Rowe Price New America Growth Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$8,272	$6,549	$(24,322)	$(28,913)
Net realized capital gains (losses) on investments	198,303	352,894	(61,791)	(208,766)
Net change in unrealized appreciation/depreciation of investments	414,953	(272,163)	190,819	281,596

Increase (decrease) in net assets from operations	621,528	87,280	104,706	43,917
Contract transactions
Net contract purchase payments	6,525	7,719	2,319	2,094
Transfer payments from (to) other subaccounts or general account	84,337	144,089	4,175	56,115
Contract terminations, withdrawals, and other deductions	(447,688)	(846,634)	(318,279)	(550,763)
Contract maintenance charges	(2,182)	(2,536)	(1,269)	(1,592)

Increase (decrease) in net assets from contract transactions	(359,008)	(697,362)	(313,054)	(494,146)

Net increase (decrease) in net assets	262,520	(610,082)	(208,348)	(450,229)
Net assets:
Beginning of the period	3,782,141	4,392,223	2,019,503	2,469,732

End of the period	$4,044,661	$3,782,141	$1,811,155	$2,019,503

See accompanying notes.

11

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	T. Rowe Price International Stock Subaccount		OpCap Managed Subaccount
	2006	2005	2006	2005
Operations
Net investment income (loss)	$(4,708)	$4,484	$9,690	$(762)
Net realized capital gains (losses) on investments	(63,280)	(171,192)	279,324	264,356
Net change in unrealized appreciation/ depreciation of investments	405,746	445,812	(124,603)	(166,974)

Increase (decrease) in net assets from operations	337,758	279,104	164,411	96,620
Contract transactions
Net contract purchase payments	7,447	8,544	2,961	2,881
Transfer payments from (to) other subaccounts or general account	38,118	91,812	(6,744)	(9,578)
Contract terminations, withdrawals, and other deductions	(489,122)	(476,511)	(651,088)	(979,917)
Contract maintenance charges	(1,500)	(1,412)	(1,578)	(2,102)

Increase (decrease) in net assets from contract transactions	(445,057)	(377,567)	(656,449)	(988,716)

Net increase (decrease) in net assets	(107,299)	(98,463)	(492,038)	(892,096)
Net assets:
Beginning of the period	2,199,677	2,298,140	2,414,438	3,306,534

End of the period	$2,092,378	$2,199,677	$1,922,400	$2,414,438

See accompanying notes.

12

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Statements of Changes in Net Assets

Years Ended December 31, 2006 and 2005

	OpCap Small Cap Subaccount
	2006	2005
Operations
Net investment income (loss)	$(31,347)	$(35,381)
Net realized capital gains (losses) on investments	248,494	408,654
Net change in unrealized appreciation/depreciation of investments	276,722	(458,203)

Increase (decrease) in net assets from operations	493,869	(84,930)
Contract transactions
Net contract purchase payments	4,698	5,569
Transfer payments from (to) other subaccounts or general account	(120,950)	(52,987)
Contract terminations, withdrawals, and other deductions	(570,470)	(677,629)
Contract maintenance charges	(1,501)	(1,698)

Increase (decrease) in net assets from contract transactions	(688,223)	(726,745)

Net increase (decrease) in net assets	(194,354)	(811,675)
Net assets:
Beginning of the period	2,484,455	3,296,130

End of the period	$2,290,101	$2,484,455

See accompanying notes.

13

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

Peoples Benefit Life Insurance Company Separate Account V (Mutual Fund Account) is a segregated investment account of Peoples Benefit Life Insurance Company (PBL), an indirect, wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Mutual Fund Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Mutual Fund Account consists of eleven investment subaccounts (each a Series Fund and collectively the Series Funds). Each subaccount invests exclusively in the corresponding Portfolio (the Portfolio) of a Fund. Activity in these eleven subaccounts is available to contract owners of the Marquee Variable Annuity. Activity in the Variable Insurance Products Money Market Portfolio and the Variable Insurance Products Fund Asset Manager Portfolio are also available for investment by contract owners of the Personal Manager Variable Annuity, also issued by PBL. Activity in the International Stock Portfolio of the T. Rowe Price International Series, Inc. is also available for investment by contract owners of the Advisor’s Edge Variable Annuity and Advisor’s Edge Select Variable Annuity, also issued by PBL. The amounts reported herein represent the activity related to contract owners of the Marquee Variable Annuity only. The remaining multiple subaccounts (not included herein), are available to contract owners of the Prism Variable Annuity, Dimensional Variable Annuity, Advisor’s Edge Variable Annuity, Advisor’s Edge Select Variable Annuity, and Personal Manager Variable Annuity, also issued by PBL.

Subaccount Investment by Fund:
Variable Insurance Products Fund (VIP):
Fidelity - VIP Money Market Portfolio
Fidelity - VIP Equity-Income Portfolio
Fidelity - VIP Growth Portfolio
Fidelity - VIP Asset Manager Portfolio
Dreyfus Variable Investment Fund:
Dreyfus VIF - Growth and Income Portfolio
Dreyfus VIF - Quality Bond Portfolio
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Equity Income Portfolio
T. Rowe Price New America Growth Portfolio
T. Rowe Price International Series, Inc.:
T. Rowe Price International Stock Portfolio
PIMCO Advisors VIT
OpCap Managed Portfolio
OpCap Small Cap Portfolio

14

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Mutual Fund Account are invested in the portfolios of the Series Funds, as selected by the contract owner. Investments are stated at the closing net asset values per share as of December 31, 2006.

Realized gains and losses on sales of the Series Fund investments are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses on investments in the Series Funds are included in the Statements of Operations.

Dividend Income

Dividends received from the Series Funds investments are reinvested to purchase additional mutual fund shares.

15

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2006 were as follows:

	Purchases	Sales
Variable Insurance Products Fund (VIP):
Fidelity - VIP Money Market Portfolio	$1,483,359	$1,280,824
Fidelity - VIP Equity-Income Portfolio	743,213	507,735
Fidelity - VIP Growth Portfolio	185,000	1,138,615
Fidelity - VIP Asset Manager Portfolio	55,899	374,022
Dreyfus Variable Investment Fund:
Dreyfus VIF - Growth and Income Portfolio	21,806	686,605
Dreyfus VIF - Quality Bond Portfolio	85,579	342,877
T. Rowe Price Equity Series, Inc.:
T. Rowe Price Equity Income Portfolio	282,710	526,737
T. Rowe Price New America Growth Portfolio	28,323	342,499
T. Rowe Price International Series, Inc.:
T. Rowe Price International Stock Portfolio	126,779	569,777
PIMCO Advisors VIT
OpCap Managed Portfolio	270,552	685,667
OpCap Small Cap Portfolio	171,987	749,132

16

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

3. Accumulation Units Outstanding

A summary of changes in accumulation units outstanding follows:

	Fidelity - VIP Money Market Subaccount	Fidelity - VIP Equity-Income Subaccount	Fidelity - VIP Growth Subaccount	Fidelity - VIP Asset Manager Subaccount	Dreyfus VIF - Growth and Income Subaccount
Units outstanding at January 1, 2005	327,640	188,159	243,818	129,913	157,275
Units purchased	463	284	294	112	464
Units redeemed and transferred	(95,236)	(51,069)	(74,088)	(49,183)	(42,420)

Units outstanding at December 31, 2005	232,867	137,374	170,024	80,842	115,319
Units purchased	17,750	1,045	662	64	226
Units redeemed and transferred	(12,223)	(10,989)	(37,897)	(18,033)	(27,486)

Units outstanding at December 31, 2006	238,394	127,430	132,789	62,873	88,059

	Dreyfus VIF - Quality Bond Subaccount	T. Rowe Price Equity Income Subaccount	T. Rowe Price New America Growth Subaccount	T. Rowe Price International Stock Subaccount	OpCap Managed Subaccount
Units outstanding at January 1, 2005	103,234	152,105	114,195	175,187	135,391
Units purchased	137	303	148	642	118
Units redeemed and transferred	(26,784)	(24,420)	(23,713)	(29,247)	(40,344)

Units outstanding at December 31, 2005	76,587	127,988	90,630	146,582	95,165
Units purchased	59	251	181	473	115
Units redeemed and transferred	(17,042)	(12,015)	(14,050)	(28,601)	(25,275)

Units outstanding at December 31, 2006	59,604	116,224	76,761	118,454	70,005

17

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31,2006

3. Accumulation Units Outstanding (continued)

OpCap Small Cap Subaccount
Units outstanding at January 1, 2005	120,550
Units purchased	208
Units redeemed and transferred	(28,923)

Units outstanding at December 31, 2005	91,835
Units purchased	146
Units redeemed and transferred	(22,753)

Units outstanding at December 31, 2006	69,228

18

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

4. Financial Highlights

The Mutual Fund Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
Fidelity - VIP Money Market
	12/31/2006	238,394	$14.99 to $13.95	$3,455,438	4.78%	0.80% to 1.40%	4.05% to 3.44%
	12/31/2005	232,867	14.41 to 13.49	3,253,084	2.92	0.80 to 1.40	2.22 to 1.62
	12/31/2004	327,640	14.10 to 13.27	4,466,633	1.21	0.80 to 1.40	0.40 to (0.19)
	12/31/2003	432,901	14.04 to 13.20	5,874,431	1.01	0.80 to 1.40	0.20 to (0.40)
	12/31/2002	592,957	14.01 to 13.35	8,037,954	1.71	0.80 to 1.40	0.89 to 0.29
Fidelity - VIP Equity-Income
	12/31/2006	127,430	33.22 to 30.42	3,893,035	3.27	0.80 to 1.40	19.24 to 18.54
	12/31/2005	137,374	27.86 to 25.66	3,530,739	1.88	0.80 to 1.40	5.03 to 4.41
	12/31/2004	188,159	26.52 to 24.58	4,630,077	1.79	0.80 to 1.40	10.64 to 9.99
	12/31/2003	283,911	23.97 to 22.35	6,350,299	1.98	0.80 to 1.40	29.30 to 28.53
	12/31/2002	370,743	18.54 to 17.39	6,455,380	2.12	0.80 to 1.40	(17.61) to (18.09)
Fidelity - VIP Growth
	12/31/2006	132,789	28.35 to 25.13	3,355,482	0.42	0.80 to 1.40	6.00 to 5.38
	12/31/2005	170,024	26.75 to 23.85	4,074,582	0.57	0.80 to 1.40	4.96 to 4.34
	12/31/2004	243,818	25.48 to 22.85	5,598,443	0.29	0.80 to 1.40	2.56 to 1.95
	12/31/2003	343,758	24.85 to 22.42	7,733,169	0.28	0.80 to 1.40	31.80 to 31.02
	12/31/2002	426,203	18.85 to 17.11	7,319,694	0.30	0.80 to 1.40	(30.66) to (31.07)
Fidelity - VIP Asset Manager
	12/31/2006	62,873	21.38 to 19.62	1,245,772	2.90	0.80 to 1.40	6.47 to 5.84
	12/31/2005	80,842	20.08 to 18.54	1,509,335	3.28	0.80 to 1.40	3.22 to 2.61
	12/31/2004	129,913	19.45 to 18.07	2,362,818	2.95	0.80 to 1.40	4.63 to 4.01
	12/31/2003	177,023	18.59 to 17.37	3,090,055	3.80	0.80 to 1.40	17.04 to 16.35
	12/31/2002	217,257	15.88 to 14.93	3,259,246	4.44	0.80 to 1.40	(9.45) to (9.99)
Dreyfus VIF - Growth and Income
	12/31/2006	88,059	28.42 to 25.66	2,287,962	0.78	0.80 to 1.40	13.61 to 12.94
	12/31/2005	115,319	25.01 to 22.72	2,656,764	1.32	0.80 to 1.40	2.53 to 1.93
	12/31/2004	157,275	24.40 to 22.29	3,540,619	1.17	0.80 to 1.40	6.61 to 5.98
	12/31/2003	219,992	22.88 to 21.03	4,662,522	0.81	0.80 to 1.40	25.57 to 24.82
	12/31/2002	290,712	18.22 to 16.85	4,929,099	0.57	0.80 to 1.40	(25.92) to (26.36)

19

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio	Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest	Total Return*** Corresponding to Lowest to Highest Expense Ratio
Dreyfus VIF - Quality Bond
	12/31/2006	59,604	$19.66 to $17.83	$1,067,341	4.60%	0.80% to 1.40%	3.41% to 2.80%
	12/31/2005	76,587	19.01 to 17.35	1,332,652	3.53	0.80 to 1.40	1.67 to 1.07
	12/31/2004	103,234	18.70 to 17.17	1,781,546	3.97	0.80 to 1.40	2.55 to 1.94
	12/31/2003	149,289	18.24 to 16.84	2,522,531	3.86	0.80 to 1.40	4.11 to 3.49
	12/31/2002	231,951	17.52 to 16.27	3,781,692	5.00	0.80 to 1.40	6.91 to 6.28
T. Rowe Price Equity Income
	12/31/2006	116,224	37.92 to 34.59	4,044,661	1.56	0.80 to 1.40	18.03 to 17.33
	12/31/2005	127,988	32.13 to 29.48	3,782,141	1.53	0.80 to 1.40	3.10 to 2.49
	12/31/2004	152,105	31.16 to 28.76	4,392,223	1.50	0.80 to 1.40	14.00 to 13.33
	12/31/2003	191,629	27.34 to 25.38	4,879,780	1.68	0.80 to 1.40	24.50 to 23.77
	12/31/2002	220,220	21.96 to 20.51	4,532,470	1.51	0.80 to 1.40	(13.81) to (14.32)
T. Rowe Price New America Growth
	12/31/2006	76,761	24.87 to 23.57	1,811,155	0.05	0.80 to 1.40	6.48 to 5.85
	12/31/2005	90,630	23.36 to 22.27	2,019,503	0.00	0.80 to 1.40	3.65 to 3.03
	12/31/2004	114,195	22.54 to 21.61	2,469,732	0.05	0.80 to 1.40	10.00 to 9.35
	12/31/2003	165,171	20.49 to 19.76	3,266,705	0.00	0.80 to 1.40	34.03 to 33.24
	12/31/2002	217,061	15.29 to 14.83	3,221,708	0.00	0.80 to 1.40	(28.88) to (29.30)
T. Rowe Price International Stock
	12/31/2006	118,454	19.13 to 17.52	2,092,378	1.10	0.80 to 1.40	18.15 to 17.45
	12/31/2005	146,582	16.19 to 14.92	2,199,677	1.55	0.80 to 1.40	15.12 to 14.44
	12/31/2004	175,188	14.06 to 13.04	2,298,140	0.92	0.80 to 1.40	12.87 to 12.20
	12/31/2003	260,466	12.46 to 11.62	3,039,508	1.17	0.80 to 1.40	29.49 to 28.72
	12/31/2002	332,199	9.63 to 9.03	3,009,326	0.75	0.80 to 1.40	(18.94) to (19.42)
OpCap Managed
	12/31/2006	70,005	29.71 to 27.23	1,922,400	1.78	0.80 to 1.40	8.78 to 8.14
	12/31/2005	95,165	27.31 to 25.18	2,414,438	1.31	0.80 to 1.40	4.45 to 3.83
	12/31/2004	135,391	26.14 to 24.25	3,306,534	1.60	0.80 to 1.40	9.89 to 9.23
	12/31/2003	214,104	23.79 to 22.20	4,776,789	1.92	0.80 to 1.40	20.79 to 20.07
	12/31/2002	270,271	19.70 to 18.49	5,015,534	2.08	0.80 to 1.40	(17.54) to (18.03)
OpCap Small Cap
	12/31/2006	69,228	35.48 to 32.82	2,290,101	0.00	0.80 to 1.40	23.10 to 22.38
	12/31/2005	91,835	28.82 to 26.82	2,484,455	0.00	0.80 to 1.40	(0.74) to (1.32)
	12/31/2004	120,550	29.04 to 27.18	3,296,130	0.05	0.80 to 1.40	16.94 to 16.25
	12/31/2003	161,606	24.83 to 23.38	3,794,391	0.05	0.80 to 1.40	41.52 to 40.69
	12/31/2002	204,588	17.54 to 16.62	3,413,495	0.08	0.80 to 1.40	(22.26) to (22.72)

20

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

4. Financial Highlights (continued)

*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying Series Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying Series Fund in which the subaccounts invest.

**	These ratios represent the annualized contract expenses of the Mutual Fund Account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Series Fund are excluded.

***	These amounts represent the total return for the period indicated, including changes in the value of the underlying Series Fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

21

Peoples Benefit Life Insurance Company

Separate Account V - Marquee Variable Annuity

Notes to Financial Statements

December 31, 2006

5. Administrative, Mortality, and Expense Risk Charge

An annual charge is deducted from the unit values of the subaccounts of the Mutual Fund Account for PBL’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund Account. An annual charge of .80% or 1.40% (depending on the death benefit selected) is assessed.

An administrative charge equal to .15% annually is deducted from the unit values of the subaccounts of the Mutual Fund Account. This charge is assessed daily by PBL. PBL also deducts an annual policy fee of $30 per contract. The annual policy fee is deducted proportionately from the subaccount’s accumulated value. These deductions represent reimbursement for the costs expected to be incurred over the life of the contract for issuing and maintaining each contract and the Mutual Fund Account.

6. Income Taxes

Operations of the Mutual Fund Account form a part of PBL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Mutual Fund Account are accounted for separately from other operations of PBL for purposes of federal income taxation. The Mutual Fund Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from PBL. Under existing federal income tax laws, the income of the Mutual Fund Account is not taxable to PBL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Mutual Fund Account, since the increase in the value of the underlying investment in the Series Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Mutual Fund Account. Consequently, a dividend distribution by the underlying Series Funds does not change either the accumulation unit price or equity values within the Mutual Fund Account.

22

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

(1)	(a)	Resolution of the Board of Directors of National Home Life Assurance Company (“National Home”) authorizing establishment of the Separate Account. Note 3

(2)		Not Applicable.

(3)	(a)	Principal Underwriting Agreement by and between Monumental Life Insurance Company on its own behalf and on the behalf of the Separate Account, and AFSG Securities Corporation. Note 1

	(a)(1)	Amendment No. 1 to Principal Underwriting Agreement. Note 1

	(a)(2)	Amendment No. 2 to Principal Underwriting Agreement. Note 1

	(a)(3)	Form of Amendment No. 3 to Principal Underwriting Agreement. Note 3

	(b)	Form of Broker/Dealer Supervision and Sales Agreement. Note 2

(4)	(a)	Form of variable annuity contract (A Unit). Note 3

	(b)	Form of variable annuity contract (B Unit). Note 3

	(c)	403(b) Endorsement. Note 3

	(d)	Individual Retirement Annuity Endorsement. Note 3

(5)	(a)	Form of Application. Note 3

(6)	(a)	Restated Articles of Incorporation and Articles of Redomestication of Monumental Life Insurance Company. Note 1

	(b)	Amended and Restated By Laws of Monumental Life Insurance Company. Note 1

(7)		Not Applicable.

(8)		Form of Participation Agreement for the Funds. Note 3

(9)	(a)	Opinion and Consent of Counsel. Note 3

	(b)	Consent of Counsel. Note 3

(10)	(a)	Consent of Independent Registered Public Accounting Firm. Note 3

(11)		Not applicable.

(12)		Not applicable.

(13)		Not applicable.

(14)		Powers of Attorney. (A.C. Schneider, B.K. Clancy, C.D. Vermie, R. L. Arnold, H.G. Hagan, D.D. Button, J.A. Beardsworth, E.J. Martin, L.N. Norman, M. Carp, R.J. Kontz,) Note 3

Note 1.	Incorporated herein by reference to Post-Effective Amendment No. 1 to form N-4 Registration Statement (File No. 333-138040) filed on April 27, 2007.

Note 2.	Incorporated herein by reference to Initial Filing to form N-4 Registration Statement (File No. 333-138040) filed on October 17, 2006.

Note 3.	Filed herewith.

Item 25.	Directors and Officers of the Depositor (Monumental Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
Henry G. Hagan 2 East Chase Street Baltimore, Maryland 21202	Director, Chairman of the Board and President and Chief Executive Officer

Darryl D. Button 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President and Chief Financial Officer

Arthur C. Schneider 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President and Chief Tax Officer

Craig D. Vermie 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President, General Counsel and Assistant Secretary

Ralph L. Arnold 2 East Chase Street Baltimore, Maryland 21202	Director, Senior Vice President and Chief Operations Officer

Brenda K. Clancy 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Executive Vice President and Chief Operating Officer

Marilyn Carp 520 Park Avenue Baltimore, Maryland 21201-4500	Director, Executive Vice President-Director of Marketing Service Group

Larry N. Norman 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director and Executive Vice President-Financial Markets Group

Robert J. Kontz 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director and Vice President

Eric J. Martin 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499-0001	Vice President and Corporate Controller

James A. Beardsworth 4333 Edgewood Road N.E. Cedar Rapids, Iowa 52499-0001	Treasurer and Senior Vice President

Item 26. Persons Controlled by or under Common Control With the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Academy Alliance Holdings Inc.	Canada	100% Creditor Resources, Inc.	Holding company

Academy Alliance Insurance Inc.	Canada	100% Creditor Resources, Inc.	Insurance

Academy Insurance Group, Inc.	Delaware	100% Commonwealth General Corporation	Holding company

ADB Corporation, L.L.C.	Delaware	100% AUSA Holding Company	Special purpose limited Liability company

AEGON Alliances, Inc.	Virginia	100% Benefit Plans, Inc.	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada Inc. (“ACI”)	Canada	100% TIHI	Holding company

AEGON Capital Management, Inc.	Canada	100% AEGON Canada Inc.	Portfolio management company/investment adviser

AEGON Dealer Services Canada, Inc.	Canada	100% 1490991 Ontario Limited	Mutual fund dealership

AEGON Derivatives N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Direct Marketing Services, Inc.	Maryland	100% Monumental Life Insurance Company	Marketing company

AEGON DMS Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Co.	Marketing

AEGON Fund Management, Inc.	Canada	100% AEGON Canada Inc.	Mutual fund manager

AEGON Funding Corp.	Delaware	100% AEGON USA, Inc.	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON International N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Ireland Services Limited	Ireland	100% AEGON Ireland Holding B.V.	Provides the services of staff and vendors to AEGON Financial Assurance Ireland, Limited and AEGON Global Institutional Markets plc

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.72% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies

AEGON U.S. Corporation	Iowa	AEGON U.S. Holding Corporation owns 12,962 shares; AEGON USA, Inc. owns 3,238 shares	Holding company

AEGON U.S. Holding Corporation	Delaware	1056 shares of Common Stock owned by Transamerica Corp.; 225 shares of Series A Voting Preferred Stock owned by Transemorica Coporation	Holding company

AEGON USA Investment Management, Inc.	Iowa	100% AUSA Holding Co.	Investment advisor

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA, Inc.	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Co,	Administrative and investment services

AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services

As of 1/1/2007	Page 1

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, Inc.	Iowa	10 shares Series A Preferred Stock owned by AEGON U.S Holding Corporation; 150,000 shares of Class B Non-Voting Stock owned by AEGON U.S. Corporation; 120 shares Voting Common Stock owned by AEGON U.S Corporation	Holding company

AEGON/Transamerica Series Trust	Delaware	100% AEGON/Transamerica Fund Advisors, Inc.	Mutual fund

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Broker-Dealer

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Fifteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Five LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company

Ammest Realty Corporation	Texas	100% Monumental Life Insurance Company	Special-purpose subsidiary

Ampac Insurance Agency, Inc. (EIN 23-1720755)	Pennsylvania	100% Commonwealth General Corporation	Provider of management support services

Ampac, Inc.	Texas	100% Academy Insurance Group, Inc.	Managing general agent

Apple Partners of Iowa LLC	Iowa	Members: 58.13% Monumental Life Insurance Company; 41.87% Peoples Benefit Life Insurance Company	Hold title on Trustee’s Deeds on secured property

ARC Reinsurance Corporation	Hawaii	100% Transamerica Corp,	Property & Casualty Insurance

ARV Pacific Villas, A California Limited Partnership	California	General Partners - Transamerica Affordable Housing, Inc. (0.5%); Non-Affiliate of AEGON, Jamboree Housing Corp. (0.5%). Limited Partner: TOLIC (99%)	Property

AUSA Holding Company	Maryland	100% AEGON USA, Inc.	Holding company

AUSA Merger Sub, Inc.	Delaware	100% AUSA Holding Company	Special purpose

AUSACAN LP	Canada	General Partner - AUSA Holding Co. (1%); Limited Partner - First AUSA Life Insurance Company (99%)	Inter-company lending and general business

Bankers Financial Life Ins. Co.	Arizona	100% Voting Common Stock - First AUSA Life Insurance Co. Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.	Insurance

Bay Area Community Investments I, LLC	California	70% LIICA; 30% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Benefit Plans, Inc.	Delaware	100% Commonwealth General Corporation	Inactive

As of 1/1/2007	Page 2

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
BF Equity LLC	New York	100% RCC North America LLC	Real estate

Buena Sombra Insurance Agency, Inc.	Maryland	91,790 shares of common stock owned by Commonwealth General Corporation; 8,210 shares of common stock owned by Peoples Benefit Life Insurance Company	Insurance agency

Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company

Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Capital General Development Corporation	Delaware	2.64 shares of common stock owned by AEGON USA, Inc.; 10 shares of common stock owned by Commonwealth General Corporation	Holding company

Capital Liberty, L.P.	Delaware	99.0% Monumental Life Insurance Company (Limited Partner); 1.0% Commonwealth General Corporation (General Partner)	Holding company

Commonwealth General Corporation (“CGC”)	Delaware	100% AEGON U.S. Corporation	Holding company

Consumer Membership Services Canada Inc.	Canada	100% Canadian Premier Holdings Ltd.	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance

CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Credit Group Services Inc.	Canada	100% Creditor Resources, Inc.	Holding company

CRI Systems, Inc.	Maryland	100% Creditor Resources, Inc.	Technology

Diversified Actuarial Services, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting

Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer

Edgewood IP, LLC	Iowa	100% TOLIC	Limited liability company

FGH Eastern Region LLC	Delaware	100% FGH USA LLC	Real estate

FGH Realty Credit LLC	Delaware	100% FGH Eastern Region LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP Burkewood, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Bush Terminal, Inc.	Delaware	100% FGH Realty Credit LLC	Real estate

FGP Colonial Plaza, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Franklin LLC.	Delaware	100% FGH USA LLC	Real estate

FGP Herald Center, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Heritage Square, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Islandia, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Merrick, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP Rockbeach, Inc	Delaware	100% FGH USA LLC	Real estate

FGP West 32nd Street, Inc.	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary

As of 1/1/2007	Page 3

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Financial Resources Insurance Agency of Texas	Texas	100% owned by Dan Trivers, VP & Director of Operations of Transamerica Financial Advisors, Inc., to comply with Texas insurance law	Retail sale of securities products

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Flashdance, LLC	New York	100% Transamerica Occidental Life Insurance Company	Broadway production

Force Financial Group, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Life Investors Insurance Company of America	Investments

Garnet Assurance Corporation II	Iowa	100% Monumental Life Insurance Company	Business investments

Garnet Community Investments I, LLC	Delaware	100% Life Investors Insurance Company of America	Securities

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100% Transamerica Occidental Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet LIHTC Fund I, LLC	Delaware	Members: Garnet Community Investments I, LLC (0.01%); Goldenrod Asset Management, Inc.—a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (0.01%); Metropolitan Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc.—a non-affiliate of AEGON (99.99%)	Investments

As of 1/1/2007	Page 4

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investmetns VII, LLC (0.01%); Washington Mutual Bank, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); Washington Mutual Bank, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	100% Garnet Community Investments IX, LLC	Investments

Garnet LIHTC Fund X, LLC	Delaware	100% Garnet Community Investments X, LLC	Investments

Garnet LIHTC Fund XI, LLC	Delaware	100% Garnet Community Investments XI, LLC	Investments

Garnet LIHTC Fund XII, LLC	Delaware	100% Garnet Community Investments XII, LLC	Investments

Gemini Investments, Inc.	Delaware	100% TLIC	Investment subsidiary

Global Preferred Re Limited	Bermuda	100% GPRE Acquisition Corp.	Reinsurance

Global Premier Reinsurance Company, Ltd.	British Virgin	100% Commonwealth General Corporation	Reinsurance company

GPRE Acquisition Corp.	Delaware	100% AEGON N.V.	Acquisition company

Great Companies, L.L.C.	Iowa	100% Money Services, Inc.	Markets & sells mutual funds & individually managed accounts

Hott Feet Development LLC	New York	100% Transamerica Occidental Life Insurance Company	Broadway production

In the Pocket LLC	New York	100% Transamerica Occidental Life Insurance Company	Broadway production

Innergy Lending, LLC	Delaware	50% World Financial Group, Inc.; 50% ComUnity Lending, Inc.(non-AEGON entity)	Lending

InterSecurities, Inc.	Delaware	100% AUSA Holding Co.	Broker-Dealer

InterSecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Investment Advisors International, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Investment advisor

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Leases business equipment

Iowa Fidelity Life Insurance Co.	Arizona	Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote. First AUSA Life Insurance Co.	Insurance

JMH Operating Company, Inc.	Mississippi	100% People’s Benefit Life Insurance Company	Real estate holdings

Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Life Investors Alliance, LLC	Delaware	100% LIICA	Purchase, own, and hold the equity interest of other entities

As of 1/1/2007	Page 5

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Life Investors Insurance Company of America	Iowa	679,802 shares Common Stock owned by AEGON USA, Inc.; 504,033 shares Series A Preferred Stock owned by AEGON USA, Inc.	Insurance

LIICA Holdings, LLC	Delaware	Sole Member: Life Investors Insurance Company of America	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Life Investors Insurance Company of America	Captive insurance company

Massachusetts Fidelity Trust Co.	Iowa	100% AUSA Holding Co.	Trust company

Money Concepts (Canada) Limited	Canada	100% National Financial Corporation	Financial services, marketing and distribution

Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies

Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management srvcs. to unaffiliated third party administrator

Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Co.	Holding company

Monumental Life Insurance Company	Maryland	73.23% Capital General Development Company; 26.77% First AUSA Life Insurance Company	Insurance Company

National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services

National Financial Corporation	Canada	100% AEGON Canada, Inc.	Holding company

National Financial Insurance Agency, Inc.	Canada	100% 1488207 Ontario Limited	Insurance agency

NEF Investment Company	Calfornia	100% TOLIC	Real estate development

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Pensaprima, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Peoples Benefit Life Insurance Company	Iowa	76.3% Monumental Life Insurance Company; 20% Capital Liberty, L.P.; 3.7% CGC	Insurance Company

Peoples Benefit Services, Inc.	Pennsylvania	100% Veterans Life Insurance Company	Special-purpose subsidiary

Premier Solutions Group, Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Primus Guaranty, Ltd.	Bermuda	Partners are: Transamerica Life Insurance Company (13.1%) and non-affiliates of AEGON: XL Capital, Ltd. (34.7%); CalPERS/PCG Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%). The remaining 28.1% of stock is publicly owned.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

Prisma Holdings, Inc. I	Delaware	100% AUSA Holding Co.	Holding company

Prisma Holdings, Inc. II	Delaware	100% AUSA Holding Co.	Holding company

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Property & Casualty Insurance

Quantitative Data Solutions, LLC	Delaware	100% owned by TOLIC	Special purpose corporation

Quest Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Travel discount plan

RCC North America LLC	Delaware	100% AEGON USA, Inc.	Real estate

RCC Properties Limited Partnership	Iowa	AEGON USA Realty Advisors, Inc. is General Partner and 5% owner; all limited partners are RCC entities within the RCC group	Limited Partnership

As of 1/1/2007	Page 6

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: 38.356% Transamerica Life Insurance Co.; 34.247% TOLIC; 18.356% LIICA; 6.301% Monumental Life Insurance Co.; 2.74% Transamerica Financial Life Insurance Co.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members: 59.5% Transamerica Life Insurance Co.; 30.75% TOLIC; 22.25%; Transamerica Financial Life Insurance Co.; 2.25% Stonebridge Life Insurance Co.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members: 30.4% Transamerica Life Insurance Co.; 23% TOLIC; 1% Stonebridge Life Insurance Co.; 11% LIICA; 14% PBLIC; 5% MLIC	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	33.4% owned by Life Investors Insurance Company of America; 32% owned by Peoples Benefit Life Insurance Company; 10% owned by Transamerica Occidental Life Insurance Company; 9.4% owned by Monumental Life Insurance Company; 9.4% owned by Transamerica Financial Life Insurance Company; 1% owned by Stonebridge Life Insurance Company	Real estate alternatives investment

Real Estate Alternatives Portfolio 4HR, LLC	Delaware	34% owned by Transamerica Life Insurance Company; 30% owned by Transamerica Occidental Life Insurance Company; 22% owned by Monumental Life Insurance Company; 10% owned by Peoples Benefit Life Insurance Company; 4% owned by Transamerica Financial Life Insurance Company	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4MR, LLC	Delaware	34% owned by Transamerica Life Insurance Company; 30% owned by Transamerica Occidental Life Insurance Company; 22% owned by Monumental Life Insurance Company; 10% owned by Peoples Benefit Life Insurance Company; 4% owned by Transamerica Financial Life Ins	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Information Systems for real estate investment management

Retirement Project Oakmont	CA	General Partners: Trransamerica Products, Inc.; TOLIC; Transameirca Oakmont Retirement Associates, a CA limited partnership. Co-General Partners of Transamerica Oakmont Retirement Associates are Transamerica Oakmont Corp. and Transamerica Products I (Administrative General Partner).	Senior living apartment complex

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

As of 1/1/2007	Page 7

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company

South Glen Apartments, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Limited liability company

Southwest Equity Life Ins. Co.	Arizona	100% of Common Voting Stock AEGON USA, Inc.	Insurance

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, Inc.	Insurance company

Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge International Marketing Ltd.	UK	100% Cornerstone International Holdings Ltd.	Marketing

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TA Air XI, Corp.	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

TAH-MCD IV, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TBC III, Inc.	Delaware	100% TFCFC Asset Holdings, Inc.	Special purpose corporation

TBK Insurance Agency of Ohio, Inc.	Ohio	500 shares non-voting common stock owned by Transamerica Financial Advisors, Inc.; 1 share voting common stock owned by James Krost	Variable insurance contract sales in state of Ohio

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Employment, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Used for payroll for employees at TFC

TFC Properties, Inc.	Delaware	100% Transamerica Corporation	Holding company

The AEGON Trust Advisory Board: Donald J. Shepard, Joseph B.M. Streppel, Alexander R. Wynaendts, and Craig D. Vermie	Delaware		Voting Trust

The Insurance Agency for the American Working Family, Inc.	Maryland	100% Veterans Life Insurance Company	Insurance

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

TIHI Mexico, S. de R.L. de C.V.	Mexico	95% TIHI; 5% TOLIC	To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable Housing, Inc.	California	100% TRS	General partner LHTC Partnership

As of 1/1/2007	Page 8

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Annuity Service Corporation	New Mexico	100% TSC	Performs services required for structured settlements

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer

Transamerica China Investments Holdings Limited	Hong Kong	99% TOLIC	Holding company

Transamerica Commercial Finance Corporation, I	Delaware	100% TFC	Holding company

Transamerica Consultora Y Servicios Limitada	Chile	95% TOLIC; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation (Oregon)	Oregon	100% Transamerica Corp.	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

Transamerica Direct Marketing Group, Mexico S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

Transamerica Direct Marketing Group-Mexico Servicios S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

Transamerica Direct Marketing Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company

Transamerica Direct Marketing Korea Ltd.	Korea	99% AEGON DMS Holding B.V.: 1% AEGON International N.V.	Marketing company

Transamerica Direct Marketing Taiwan, Ltd.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government

Transamerica Direct Marketing (Thailand), Ltd.	Thailand	93% Transamerica International Direct Marketing Consultants, LLC; remiaining 7% held by various AEGON employees	Marketing of insurance products in Thailand

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation (“TFC”)	Delaware	100% Transamerica Corp.	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	100% TSC	Broker/dealer

Transamerica Financial Institutions,Inc.	Minnesota	100% AEGON Financial Services Group,Inc.	Inactive

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, Inc.; 12.60% TOLIC	Insurance

Transamerica Financial Resources Ins. Agency of Alabama, Inc.	Alabama	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Fund Advisors, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns - 23%	Fund advisor

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

As of 1/1/2007	Page 9

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Home Loan	California	100% Transamerica Finance Corporation	Consumer mortgages

Transamerica IDEX Mutual Funds	Delaware	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

Transamerica Income Shares, Inc.	Maryland	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Direct Marketing Group, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, Inc.	Investments

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, Inc.	Reinsurance

Transamerica Investment Management, LLC	Delaware	80% Transamerica Investment Services, Inc. as Original Member; 20% owned by Professional Members (employees of Transamerica Investment Services, Inc.)	Investment advisor

Transamerica Investment Services, Inc. (“TISI”)	Delaware	100% Transamerica Corp.	Holding company

Transamerica Investors, Inc.	Maryland	Maintains advisor status	Advisor

Transamerica Leasing Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Occidental Life Insurance Company	Long-term life insurer in Bermuda—will primarily write fixed universal life and term insurance

Transamerica Life Canada	Canada	AEGON Canada Inc. owns 9,600,000 shares of common stock; AEGON International N.V. owns 3,568,941 shares of common stock and 184,000 shares of Series IV Preferred stock.	Life insurance company

Transamerica Life Insurance Company	Iowa	316,955 shares Common Stock owned by Transamerica Occidental Life Insurance Company; 87,755 shares Series B Preferred Stock owned by AEGON USA, Inc.	Insurance

Transamerica Marketing E Correctora De Seguros De Vida Do Brazil Ltda.	Brazil	749,000 quotes shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International N.V.	Brokerage company

Transamerica Mezzanine Financing Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Minerals Company	California	100% TRS	Owner and lessor of oil and gas properties

Transamerica Oakmont Corporation	California	100% Transamerica Products, Inc.	General partner retirement properties

Transamerica Oakmont Retirement Associates	California	Co-General Partners are Transamerica Oakmont Corporation and Transamerica Products I (Administrative General Partner)	Senior living apartments

As of 1/1/2007	Page 10

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Occidental Life Insurance Company (“TOLIC”)	Iowa	1,104,117 shares Common Stock owned by Transamerica Service Company; 1,103,466 shares of Preferred Stock owned by Transamerica Corporation	Life Insurance

Transamerica Occidental’s Separate Account Fund C	California	100% TOLIC	Mutual fund

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Life insurance

Transamerica Products, Inc. (“TPI”)	California	100% TSC	Holding company

Transamerica Pyramid Properties LLC	Iowa	100% TOLIC	Realty limited liability company

Transamerica Re Consultoria em Seguros e Servicos Ltda	Brazil	95% TOLIC; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Realty Investment Properties LLC	Delaware	100% TOLIC	Realty limited liability company

Transamerica Realty Services, LLC (“TRS”)	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate investments

Transamerica Retirement Communities S.F., Inc.	Delaware	100% TFC Properties, Inc.	Inactive

Transamerica Retirement Communities S.J., Inc.	Delaware	100% TFC Properties, Inc.	Inactive

Transamerica Securities Sales Corp.	Maryland	100% TSC	Life insurance sales

Transamerica Service Company (“TSC”)	Delaware	100% TIHI	Holding company

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Trailer Leasing AG	Switzerland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% Transamerica Leasing Holdings, Inc.	Leasing

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Unicom Administrative Services, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Provider of admin. services

United Financial Services, Inc.	Maryland	100% AEGON USA, Inc.	General agency

Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator

USA Administration Services, Inc.	Kansas	100% TOLIC	Third party administrator

Valley Forge Associates, Inc.	Pennsylvania	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Furniture & equipment lessor

Veterans Insurance Services, Inc.	Delaware	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary

Veterans Life Insurance Company	Illinois	100% AEGON USA, Inc.	Insurance company

Westcap Investors, LLC	Delaware	100% Transamerica Investment Management, LLC	Inactive

Westcap Investors Series Fund, LLC	Delaware	Transamerica Investment Management, LLC is the Managing Member	This Series Fund is an unregistered investments vehicle for Transamerica Investment Management, LLC (former Westcap Investors, LLC) clients are Members

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, Inc.	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

As of 1/1/2007	Page 11

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Reinsurance Limited	Bermuda	100% World Financial Group, Inc.	Reinsurance

WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Holding Company of Canada Inc.	Canada	100% TIHI	Holding company

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer

Zahorik Company, Inc.	California	100% AUSA Holding Co.	Inactive

As of 1/1/2007	Page 12

Item 27.	Number of Contract Owners

As of September 1, 2007, there were 601 Contract owners of Marquee Variable Annuity (A and B Units).

Item 28.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Separate Account VA X, Separate Account VA Y, Separate Account VA Z, Separate Account VA-1, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Transamerica Corporate Separate Account Sixteen, Separate Account VL A and Separate Account VUL A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA GNY, Separate Account VA QNY, Separate Account VA WNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account and TFLIC Series Life Account. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA-2L, Separate Account VA-5, and Transamerica Occidental Life Separate Account VUL-3. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA WM, Separate Account VL E (formerly Peoples Benefit Life Insurance Company Separate Account I), Separate Account VA BB (formerly Peoples Benefit Life Insurance Company Separate Account II) and Separate Account VA CC (formerly Peoples Benefit Life Insurance Company Separate Account V). These accounts are separate accounts of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for AEGON/Transamerica Series Trust, Transamerica IDEX Mutual Funds and Transamerica Investors, Inc.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Phillip S. Eckman	(2)	Director
Paula G. Nelson	(3)	Director, Chief Executive Officer and President
Larry N. Norman	(1)	Director
John Mallett	(1)	Director
Linda S. Gilmer	(1)	Executive Vice President – Finance
Frank A. Camp	(1)	Corporate Secretary
Michael W. Brandsma	(3)	Managing Director and Executive Vice President
Jay A. Hewitt	(2)	Managing Director and Executive Vice President
Robert R. Frederick	(1)	Managing Director and Executive Vice President
Lon J. Olejniczak	(1)	Managing Director and Executive Vice President
Courtney A. John	(3)	Chief Compliance Officer
Carol A. Sterlacci		Vice President
Darin D. Smith	(1)	Assistant Vice President
Brenda L. Smith		Assistant Vice President
Priscilla I. Hechler	(4)	Assistant Vice President and Assistant Secretary
Arthur D. Woods	(4)	Assistant Vice President
Dennis P. Gallagher	(4)	Assistant Vice President
Kyle A. Keelan	(4)	Assistant Vice President
Christy Post-Rissin	(4)	Assistant Vice President
Frank J. Rosa	(4)	Assistant Vice President
John W. Fischer	(4)	Assistant Vice President
Amy Boyle	(4)	Assistant Vice President
Clifton W. Flenniken, III	(5)	Assistant Vice President

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001

(2)	600 S. Hwy 169, Suite 1800, Minneapolis, MN 55426

(3)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719

(4)	570 Carillon Parkway, St. Petersburg, FL 33716

(5)	1111 North Charles Street, Baltimore, MD 21201

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(2)	Compensation on Redemption	Brokerage Commissions	Compensation
AFSG Securities Corporation(1)	$16,282	0	0	0
Transamerica Capital, Inc.	0	0	0	0

(1)	Effective May 1, 2007, Transamerica Capital, Inc. replaced AFSG Securities Corporation as principal underwriter for the policies.

(2)	Fiscal Year 2006.

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Monumental Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.	Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.	Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Monumental Life Insurance Company at the address or phone number listed in the Prospectus.

(d)	Monumental Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Monumental Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Monumental Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 24th day of September, 2007.

SEPARATE ACCOUNT VA CC
(formerly Peoples Benefit Life Separate Account V)
MONUMENTAL LIFE INSURANCE COMPANY
Depositor

*
Henry G. Hagan
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures	Title	Date

* Ralph L. Arnold	Director, Chief Operations Officer, and Senior Vice President	____________, 2007

* Darryl D. Button	Director, Senior Vice President, and Chief Financial Officer	____________, 2007

* Craig D. Vermie	Director, Senior Vice President, General Counsel, and Assistant Secretary	____________, 2007

* Arthur C. Schneider	Director, Senior Vice President, and Chief Tax Officer	____________, 2007

* Robert J. Kontz	Director and Vice President	____________, 2007

* Brenda K. Clancy	Director, Executive Vice President, and Chief Operating Officer	____________, 2007

Signatures	Title	Date

* Marilyn Carp	Director, Executive Vice President, and Director of Marketing Services	____________, 2007

* Henry G. Hagan	Director, Chairman of the Board, President, and Chief Executive Officer	____________, 2007

* Larry N. Norman	Director and Executive Vice President	____________, 2007

* James A. Beardsworth	Treasurer and Senior Vice President	____________, 2007

* Eric J. Martin	Vice President and Corporate Controller	____________, 2007

/s/ Darin D. Smith Darin D. Smith	Vice President, APS General Counsel, and Assistant Secretary	September 24, 2007

*	By Darin D. Smith, Attorney-in-Fact

Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

SEPARATE ACCOUNT VA CC

(formerly Peoples Benefit Life Insurance Company Separate Account V)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(1)(a)	Resolution of the Board of Directors

(3)(a)(3)	Form of Amendment No. 3 to the principal underwriting agreement

(4)(a)	Form of Variable Annuity Contract (A Unit)

(4)(b)	Form of Variable Annuity Contract (B Unit)

(4)(c)	Form of 403(b) Endorsement

(4)(d)	Form of Individual Retirement Annuity Endorsement

(5)(a)	Form of Application

(8)	Form of Participation Agreement

(9)(a)	Opinion and Consent of Counsel

(9)(b)	Consent of Counsel

(10)(a)	Consent of Independent Registered Public Accounting Firm

(14)	Powers of Attorney

*	Page numbers included only in manually executed original.